Exhibit 99.1
Gildan Activewear Inc.
Form 51-102F4
Business Acquisition Report
Item 1 — Identity of Company
1.1
Name and Address of Company

Gildan Activewear Inc. (“Gildan” or “the Company”)
600, de Maisonneuve West Boulevard, 33rd floor
Montreal, Quebec
H3A 3J2
1.2
Executive Officer

For further information, please contact Rob Assal, Executive Vice-President, Chief Legal and Administrative Officer at (514) 735-2023.
Item 2 — Details of Acquisition
2.1
Nature of Business Acquired

On December 1, 2025, Gildan acquired Hanesbrands Inc. (now known as Hanesbrands LLC, “Hanesbrands”) through multiple steps, pursuant to an Agreement and Plan of Merger dated as of August 13, 2025 (the “Merger Agreement”), for a combination of common shares in the capital of Gildan (“Gildan Common Shares”) and cash (the “Transactions”).
The Hanesbrands business that Gildan acquired is a global leader in everyday iconic apparel. Hanesbrands owns a portfolio of recognized apparel brands in the core basic and innerwear apparel categories including Hanes, Bonds, Bali, Maidenform, Playtex, Bras N Things, Berlei, Wonderbra, Zorba, JMS/Just My Size and Comfortwash. Hanesbrands operates across the Americas, Australia and Asia and designs, manufactures, sources and sells a broad range of basics and innerwear apparel, such as T-shirts, bras, panties, shapewear, underwear and socks that are manufactured or sourced. Hanesbrands’ products are distributed and available to consumers in mass merchants, mid-tier and department stores, specialty stores, company-owned retail stores as well as both retailer and company-owned e-commerce websites. Hanesbrands’ portfolio of leading brands is designed to address the needs and wants of various consumer segments across a broad range of basic apparel products.
All amounts in this business acquisition report are in U.S. dollars.
2.2
Date of Acquisition

December 1, 2025.
2.3
Consideration

Treatment of Hanesbrands Common Stock and Hanesbrands Equity Awards
At closing, pursuant to the terms and conditions of the Merger Agreement, at the First Parent Merger Effective Time (as such term is defined in the Merger Agreement), stockholders of Hanesbrands received, for each share of Hanesbrands common stock held, (a) 0.102 Gildan Common Share (the “Share Consideration”) and (b) $0.80 in cash, without interest (the “Cash Consideration”), subject to applicable tax withholding.
In addition, pursuant to the Merger Agreement, at the First Parent Merger Effective Time:
a)
Each outstanding option to acquire a share of common stock of Hanesbrands (a “Hanesbrands Option”) was converted into an option to purchase a number of Gildan Common Shares (each, a “Gildan Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Hanesbrands common stock subject to such Hanesbrands Option multiplied by (ii) the Equity Award Exchange Ratio (as defined below). The exercise price per share with respect to each Gildan Option will be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of Hanesbrands common stock with respect to the related Hanesbrands Option divided by (B) the Equity Award Exchange Ratio. Each Gildan Option will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Hanesbrands Option immediately prior to closing.
b)
Each outstanding Hanesbrands restricted stock unit (a “Hanesbrands RSU”) converted into a Gildan restricted stock unit (each, a “Gildan RSU”) denominated in a number of Gildan Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Hanesbrands common stock subject to such Hanesbrands RSU multiplied by (ii) the Equity Award Exchange Ratio.

c)
Each outstanding Hanesbrands performance stock unit (a “Hanesbrands PSU”) was converted into a Gildan RSU denominated in a number of Gildan Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Hanesbrands common stock subject to such Hanesbrands PSU based on the target level of performance multiplied by (ii) the Equity Award Exchange Ratio.

“Equity Award Exchange Ratio” means the sum of (a) 0.102 and (b) the quotient, rounded to two decimal places, obtained by dividing (i) $0.80 by (ii) the average of the volume weighted averages of the trading prices of Gildan Common Shares on the New York Stock Exchange (“NYSE”) on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the closing date. Settlement of any Gildan RSU corresponding to a Hanesbrands RSU or Hanesbrands PSU will be made in Gildan Common Shares purchased by Gildan on the secondary market. Each Gildan RSU will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Hanesbrands RSU or Hanesbrands PSU immediately prior to the First Gildan Merger Effective Time; provided that, in the case of any Hanesbrands PSU, the performance-based vesting conditions shall no longer apply.
Merger Consideration
The merger consideration is estimated to be valued at approximately $2.3 billion, comprised of (a) the Share Consideration, in an estimated amount of approximately $2.0 billion (based on 36,090,480 Gildan Common Shares issued at closing and a closing price on the NYSE for the Gildan Common Shares of $55.82 on November 28, 2025), (b) the Cash Consideration, in an amount of approximately $283 million (based on 353,828,234 shares of Hanesbrands common stock issued and outstanding as of immediately prior to the First Parent Merger Effective Time), and (c) the equity award consideration, in an estimated amount of approximately $47 million.
The cash portion of the merger consideration, the refinancing certain of Hanesbrands’ existing indebtedness and the payment of the related fees and expenses were funded with the proceeds from a US$1.1 billion new term loan facility, which closed concurrently with closing of the Transactions and a private offering of US$1.2 billion aggregate principal amount of senior unsecured notes of Gildan, which had closed earlier in the year on October 7, 2025, in addition to cash on hand and other sources available to Gildan.
Debt Financing Transactions
Concurrently with the execution of the Merger Agreement, Gildan entered into a debt commitment letter providing for certain debt financing to fund the cash portion of the consideration for the Transactions, repay certain of Hanesbrands’ existing indebtedness and pay expenses incurred in connection with the Transactions. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion (the “Bridge Facility Commitment”) and term loans in an aggregate principal amount of $1.1 billion, consisting of $500 million of 2-year term loans and $600 million of 3-year term loans (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The Bridge Facility Commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount
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of senior unsecured notes (which offering is further described below). The New Term Loan Facility was made available for borrowing on closing of the Transactions and was fully drawn down on such date in connection therewith. The New Term Loan Facility bears interest, at the Company’s option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of 1.45% to 1.58%, which applicable margin varies depending on the Company’s public debt ratings. The 2-year term loans will mature two years after closing of the New Term Loan Facility and the 3-year term loans will mature three years after closing of the New Term Loan Facility. The term loans will include covenants substantially similar to those under Gildan’s existing credit agreements.
In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion.
On October 7, 2025, the Company issued (a) 4.700% Series 1 U.S. senior unsecured notes (“Series 1 U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2030, and (b) 5.400% Series 2 U.S. senior unsecured notes (“Series 2 U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2035. The Bridge Facility Commitment was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes.
Immediately following closing of the Transactions, Gildan used a portion of the proceeds from the above mentioned debt financing transactions to refinance certain of Hanesbrands’ existing indebtedness, including (a) the repayment of all amounts outstanding under, and termination of, Hanesbrands senior credit facility ($623 million), (b) the satisfaction and discharge of Hanesbrands 9.00% senior notes due 2031 ($649 million) and (c) the repayment of all amounts outstanding under Hanesbrands accounts receivable securitization facility due in 2026 ($115 million).
2.4
Effect on Financial Position

As a result of the Transactions, Hanesbrands became a wholly owned subsidiary of Gildan.
Gildan’s headquarters will continue to be located in Montréal, Québec and the combined company will maintain a strong presence in Winston-Salem, North Carolina. In addition, Gildan intends to initiate a review of strategic alternatives for Hanesbrands Australia, which could include a sale or other transaction.
See Item 2.3 for a description of the effect of the Transactions on Gildan’s long-term debt.
See the unaudited pro forma condensed consolidated financial information of Gildan included in Appendix A attached to this business acquisition report for further information on the estimated effect of the Transactions on Gildan’s financial position.
2.5
Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained within the last 12 months by either the Company or Hanesbrands required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Transactions.
2.6
Parties to Transaction

The Transaction was not with an informed person, associate or affiliate (as such terms are defined under applicable securities laws in Canada) of Gildan.
2.7
Date of report

December 15, 2025.
Item 3 Financial Information
The following financial statements are included in Appendix A attached to this business acquisition report as required by Part 8 of National Instrument 51-102:
•
unaudited pro forma condensed consolidated financial information of Gildan Activewear Inc. for the year ended December 29, 2024, and as at and for the nine months ended September 28, 2025;

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•
audited consolidated financial statements of Hanesbrands Inc. as at December 28, 2024 and December 30, 2023, and for each of the three years in the period ended December 28, 2024; and

•
unaudited condensed consolidated financial statements of Hanesbrands Inc. as at September 27, 2025, and for the three and nine months ended September 27, 2025 and September 28, 2024.

The effective date of the assumptions used in preparing the pro forma financial information included in this business acquisition report is November 6, 2025, unless otherwise noted herein. For greater certainty, the pro forma financial information does not reflect the final actual values to be recognized from the Transactions.
Forward-looking statements and information
Certain statements included in this business acquisition report constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook” or “continue,” or the negatives of these terms or variations of them or similar terminology. Any statements contained in this material change report that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward-looking statements and should be evaluated as such. In particular and without limitation, this business acquisition report contains FLI pertaining to Gildan’s intention to initiate a review of strategic alternatives for Hanesbrands Australia. We refer you to public filings made by Gildan with the U.S. Securities and Exchange Commission (the “SEC”) and the applicable Canadian securities regulatory authorities for a discussion of the various factors that may affect Gildan’s future results. FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan with the SEC and the applicable Canadian securities regulatory authorities. Furthermore, unless otherwise stated, the FLI contained in this material change report are made as of December 15, 2025, and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. Any FLI contained in this material change report are expressly qualified by this cautionary statement.
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Unaudited pro forma condensed consolidated financial information of
Gildan Activewear Inc.
for the year ended December 29, 2024,
and as at and for the nine months ended September 28, 2025

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) of Gildan Activewear Inc. (“Gildan”) are presented to illustrate the estimated effects of Gildan’s proposed acquisition of Hanesbrands Inc. (“Hanesbrands”) and is dated November 10, 2025. In addition, the Pro Forma Financial Information reflects Gildan’s refinancing of the existing Hanesbrands’ debt as of the acquisition date. The Pro Forma Financial Information is presented to illustrate the effects of the transaction accounting adjustments that are expected to occur upon completion of the Transactions and the Financing Transactions, as described in Note 1 and Note 7 of the Pro Forma Financial Information.
The Pro Forma Financial Information has been prepared using the historical consolidated financial statements of Gildan and Hanesbrands. The pro forma condensed consolidated statement of financial position as of September 28, 2025 gives effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on September 28, 2025. The pro forma condensed consolidated statements of earnings for the nine months ended September 28, 2025, and year ended December 29, 2024 give effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on January 1, 2024. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information. All financial data in the Pro Forma Financial Information is presented in U.S. dollars, unless otherwise noted.
The historical consolidated financial statements of Gildan were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in U.S. dollars. The historical financial statements of Hanesbrands were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars. The Pro Forma Financial Information has been adjusted to reflect Gildan’s IFRS accounting policies and presentation and prepared using the acquisition method of accounting under IFRS, with Gildan being the accounting acquirer. Accordingly, the total purchase consideration paid by Gildan in connection with the Transactions will be allocated to Hanesbrands’ identifiable assets and liabilities based on their fair values as of the acquisition date (“Closing”). Any excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from Hanesbrands at their respective fair value will be recorded as goodwill. The financial condition and financial performance of Gildan after completion of the Transactions will reflect Hanesbrands after completion of the Transactions.
The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the Transactions and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Gildan has elected not to present Management’s Adjustments and is only presenting transaction accounting adjustments in the Pro Forma Financial Information.
The Pro Forma Financial Information has been prepared for illustrative purposes only and is based on preliminary estimates, accounting judgments and currently available information and assumptions that Gildan management believes are reasonable. The notes to the Pro Forma Financial Information provide information of how such adjustments were derived and presented and are subject to change as additional information becomes available and analyses are performed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. The Pro Forma Financial Information is not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the consolidated company. Actual amounts recorded upon consummation of the Transactions may differ significantly from the pro forma amounts reflected herein. Readers are cautioned to not place undue reliance on the Pro Forma Financial Information.
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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
GILDAN ACTIVEWEAR INC.
Pro forma condensed consolidated statement of financial position
As of September 28, 2025
(in thousands of U.S. dollars — unaudited)
	Gildan (Historical) September 28, 2025	Hanesbrands (Adjusted) September 27, 2025	Transaction accounting adjustments − Transactions		Pro forma acquisition	Transaction adjustments − Financing transactions		Pro forma consolidated
		Note 3
Current assets:
Cash and cash equivalents	112,633	217,573	(283,042)	4(c)	47,164	2,300,000	7(i)	38,034
						(2,257,250)	7(i)
						(18,380)	7(ii)
						(33,500)	7(iii)
Trade accounts receivable	723,854	454,977	—		1,178,831	—		1,178,831
Inventories	1,247,958	992,676	100,000	4(e)(i)	2,340,634	—		2,340,634
Prepaid expenses, deposits and other current assets	140,364	133,701	—		274,065	—		274,065
Current assets held for sale	—	96,569	—		96,569	—		96,569
Total current assets	2,224,809	1,895,496	(183,042)		3,937,263	(9,130)		3,928,133
Non-current assets:
Property, plant and equipment	1,161,290	190,417	—		1,351,707	—		1,351,707
Right-of-use assets	98,302	250,636	—		348,938	—		348,938
Intangible assets	245,058	908,108	1,125,000	4(e)(ii)	2,278,166	—		2,278,166
Goodwill	271,677	649,598	(649,598)	4(e)(iii)	1,944,068	—		1,994,068
			1,722,391	4(e)(iii)
Deferred income taxes	19,621	248,675	(248,675)	4(e)(iv)	19,621	(10,228)	7(v)	9,393
Other non-current assets	51,454	33,023	—		84,477	—		84,477
Total non-current assets	1,847,402	2,280,457	1,949,118		6,076,977	(10,228)		6,066,749
Total assets	4,072,211	4,175,953	1,766,076		10,014,240	(19,358)		9,994,882
Current liabilities:
Accounts payable and accrued liabilities	585,248	969,868	47,528	5(a)	1,606,044	—		1,606,044
			3,400	5(b)
Income taxes payable	51,509	—	—		51,509	—		51,509
Current portion of lease obligations	21,189	70,457	—		91,646	—		91,646
Current portion of long-term debt	450,000	26,250	—		476,250	(26,250)	7(i)	450,000
Accounts receivable securitization facility	—	109,000	—		109,000	—		109,000
Current liabilities held for sale	—	79,834	—		79,834	—		79,834
Total current liabilities	1,107,946	1,255,409	50,928		2,414,283	(26,250)		2,388,033
Long-term debt	1,304,220	2,210,071	37,692	4(e)(v)	3,551,983	(2,206,666)	7(i),(ii)	3,585,840
						2,281,620	7(i),(ii)	—
						(41,097)	7(ii)
Lease obligations	96,080	252,999	—		349,079	—		349,079
Deferred income taxes	23,837	—	660	4(e)(iv)	24,497	—		24,497
Pension and postretirement benefits	—	66,160	—		66,160	—		66,160
Other non-current liabilities	52,052	60,819	—		112,871	—		112,871
Total non-current liabilities	1,476,189	2,590,049	38,352		4,104,590	33,857		4,138,447
Total liabilities	2,584,135	3,845,458	89,280		6,518,873	7,607		6,526,480
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	Gildan (Historical) September 28, 2025	Hanesbrands (Adjusted) September 27, 2025	Transaction accounting adjustments − Transactions		Pro forma acquisition	Transaction adjustments − Financing transactions		Pro forma consolidated
		Note 3
Equity:
Share capital	287,065	—	2,011,535	4(a)	2,291,100	—		2,291,100
			(7,500)	5(a)
Preferred stock	—	—	—		—	—		—
Common stock	—	3,538	(3,538)	5(c)	—	—		—
Additional paid-in capital	—	386,151	(386,151)	5(c)	—	—		—
Contributed surplus	70,744	—	46,684	4(d)	117,428	—		117,428
Retained earnings	1,153,830	163,563	(163,563)	5(c)	1,110,402	(33,500)	7(iii)	1,083,437
			(40,028)	5(a)		41,097	7(ii)
			(3,400)	5(b)		(24,334)	7(ii)
						(10,228)	7(v)
Accumulated other comprehensive income (loss)	(23,563)	(222,757)	222,757	5(c)	(23,563)	—		(23,563)
Total equity attributable to shareholders	1,488,076	330,495	1,676,796		3,495,367	(26,965)		3,468,402
Total liabilities and equity	4,072,211	4,175,953	1,766,076		10,014,240	(19,358)		9,994,882

See accompanying notes to Pro Forma Financial Information.
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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
GILDAN ACTIVEWEAR INC.
Pro forma condensed consolidated statement of earnings
For the nine months ended September 28, 2025
(in thousands of U.S. dollars, except per share data — unaudited)
	Gildan (Historical) September 28, 2025	Hanesbrands (Adjusted, Note 3) September 27, 2025	Transaction accounting adjustments − Transactions		Pro forma acquisition	Transaction Accounting adjustments − Financing Transactions		Total pro forma
Net sales	2,540,743	2,643,156	(6,125)	6(a)(i)	5,177,774	—		5,177,774
Cost of sales	1,722,834	1,564,723	(6,125)	6(a)(i)	3,281,432	—		3,281,432
Gross profit	817,909	1,078,433	—		1,896,342	—		1,896,342
Selling, general and administrative expenses	264,320	722,445	11,250	6(a)(ii)	998,015	—		998,015
Restructuring and acquisition-related costs (recoveries)	32,344	8,197	—		40,541	—		40,541
Operating income	521,245	347,791	(11,250)		857,786	—		857,786
Financial expenses, net	105,564	174,344	(4,712)	6(a)(iii)	275,196	(48,706)	7(iv)	226,490
Earnings before income taxes	415,681	173,447	(6,538)		582,590	48,706		631,296
Income tax expense	72,915	(206,922)	(1,373)	6(a)(iv)	(135,380)	10,228	7(v)	(125,152)
Net earnings	342,766	380,369	(5,165)		717,970	38,478		756,448
Earnings per share (Note 8):
Basic	2.28							4.05
Diluted	2.27							4.05
See accompanying notes to Pro Forma Financial Information.
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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
GILDAN ACTIVEWEAR INC.
Pro forma condensed consolidated statement of earnings
For the year ended December 29, 2024
(in thousands of U.S. dollars, except per share data — unaudited)
	Gildan (Historical December 29, 2024)	Hanesbrands (Adjusted) December 28, 2024	Transaction accounting adjustments		Pro forma acquisition	Transaction accounting adjustments − Financing transactions		Total pro forma
		Note 3
Net sales	3,270,590	3,507,438	—		6,778,028			6,778,028
Cost of sales	2,266,911	2,141,467	100,000	6(b)(i)	4,508,378			4,508,378
Gross profit	1,003,679	1,365,971	(100,000)		2,269,650	—		2,269,650
Selling, general and administrative expenses	390,769	1,016,923	15,000	6(b)(ii)	1,422,692			1,422,692
Restructuring and acquisition-related (recoveries) costs	(5,329)	159,743	40,028	6(b)(iii)	197,842			197,842
			3,400	6(b)(iv)
Operating income	618,239	189,305	(158,428)		649,116	—		649,116
Financial expenses, net	104,154	247,610	(6,282)	6(b)(v)	345,482	(51,258)	7(iv)	327,724
						33,500	7(iii)
Earnings before income taxes	514,085	(58,305)	(152,146)		303,634	17,758		321,392
Income tax expense	113,220	40,601	—	6(b)(vi)	153,821			153,821
Net earnings	400,865	(98,906)	(152,146)		149,813	17,758		167,571
Earnings per share (Note 8):
Basic	2.46							0.84
Diluted	2.46							0.84
See accompanying notes to Pro Forma Financial Information.
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NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
GILDAN ACTIVEWEAR INC.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
1.
DESCRIPTION OF THE TRANSACTIONS

On August 13, 2025, Hanesbrands, Gildan, Galaxy Merger Sub 2, Inc., a direct wholly owned subsidiary of Gildan (“Second Gildan Merger Sub”), Galaxy Merger Sub 1, Inc., a direct wholly owned subsidiary of Second Gildan Merger Sub (“First Gildan Merger Sub”), Helios Holdco, Inc., a direct wholly owned subsidiary of Hanesbrands (“Hanesbrands Holdco”), and Helios Merger Sub, Inc., a direct wholly owned subsidiary of Hanesbrands Holdco (“Hanesbrands Merger Sub”), entered into a merger agreement that provides for the acquisition of Hanesbrands by Gildan through multiple steps (the “Merger Agreement”). First, Hanesbrands Merger Sub will merge with and into Hanesbrands (the “Hanesbrands Merger”), with Hanesbrands surviving the Hanesbrands Merger as a direct wholly owned subsidiary of Hanesbrands Holdco. Second, immediately following the Hanesbrands Merger, Hanesbrands will be converted into a Maryland limited liability company (the “LLC Conversion”). Third, immediately following the LLC Conversion, First Gildan Merger Sub will merge with and into Hanesbrands Holdco (“First Gildan Merger”), with Hanesbrands Holdco surviving the First Gildan Merger as a direct wholly owned subsidiary of Second Gildan Merger Sub. Fourth, immediately following the First Gildan Merger, Hanesbrands Holdco will merge with and into Second Gildan Merger Sub (the “Second Gildan Merger”), with Second Gildan Merger Sub surviving the Second Gildan Merger as a direct wholly owned subsidiary of Gildan (collectively, the “Transactions”).
At the time of the Hanesbrands Merger, (a) each share of Hanesbrands common stock issued and outstanding immediately prior to the Hanesbrands Merger will be converted into one share of Hanesbrands Holdco common stock, with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of Hanesbrands Holdco and (b) each Hanesbrands stock option, restricted stock unit and performance unit will be converted into an equity award covering that number of shares of Hanesbrands Holdco common stock equal to the number of shares of Hanesbrands common stock subject to such equity award, with substantially the same terms and conditions as the awards so converted.
At the time of the First Gildan Merger, each share of Hanesbrands Holdco common stock outstanding immediately prior to the First Gildan Merger (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (a) 0.102 Gildan common shares and (b) $0.80 in cash, without interest, subject to applicable tax withholding (“Merger Consideration”).
The Merger Consideration has been estimated to be valued at approximately $2.3 billion comprised of (a) the non-cash estimated share consideration of $2,011.5million, which is based on 0.102 Gildan common shares being issued per share of Hanesbrands common stock and 353.8 million shares of Hanesbrands common stock, outstanding as of November 6, 2025, multiplied by a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025; (b) cash consideration of approximately $283.0 million, based on payment of $0.80 per share of Hanesbrands common stock outstanding at Closing and 353.8 million shares of Hanesbrands common stock outstanding on November 6, 2025; and (c) estimated non-cash share award consideration of $46.7 million for Hanesbrands equity awards outstanding at Closing.
On August 13, 2025, Gildan, CIBC and MS entered into a debt commitment letter providing for certain debt financing, the proceeds of which will be used, in part to fund the cash consideration, repay the indebtedness of Hanesbrands and pay expenses incurred in connection with the Transactions. Pursuant to the debt commitment letter, CIBC and MS have committed to provide $2.3 billion of funding, comprised of the 364-day bridge facility (the “Bridge Facility”) in an aggregate principal amount of $1.2 billion, a 2-year term $500 million term loan and 3-year $600 million term loan (the “term loans”). Both the Bridge Facility and term loans bear annual interest rates equal to (a) Term secured overnight financing rate (“SOFR”) plus a credit-rating based margin or (b) the ABR plus a credit-rating based margin.
In addition, on September 16, 2025, Gildan amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion. The increase in the revolving commitments is subject to the closing of the Transactions.
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On October 7, 2025, Gildan issued 4.700% Series 1 U.S. senior unsecured notes (“Series 1 U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, Gildan issued 5.400% Series 2 U.S. senior unsecured notes (“Series 2 U.S. notes” and, with the Series I U.S. notes, the “U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the Unites States of America on a private placement basis. Accordingly, the Bridge Facility was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes.
For the purposes of the Pro Forma Financial Information, Gildan has assumed that the proceeds from cash on hand, Series 1 U.S. Notes, Series 2 U.S. Notes and term loans will be used to pay the cash consideration, and extinguish Hanesbrands’ senior secured revolving loan facility, senior secured term loans A and B, and unsecured senior notes, totaling approximately $2.3 billion in aggregate as of September 27, 2025 and pay related fees and expenses, which is referred to as the “Financing Transactions” in this Pro Forma Financial Information.
2.
BASIS OF PRESENTATION:

The Pro Forma Financial Information has been prepared using the historical consolidated financial statements of Gildan and Hanesbrands. The unaudited pro forma condensed consolidated statement of financial position as of September 28, 2025 gives effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on September 28, 2025. The unaudited pro forma condensed consolidated statements of earnings for the nine months ended September 28, 2025, and year ended December 29, 2024 give effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on January 1, 2024. The Pro Forma Financial Information should be read in conjunction with the financial statements listed below:
•
the consolidated financial statements and notes thereto of Gildan as at and for the year ended December 29, 2024 incorporated by reference from Gildan’s Annual Report on Form 40-F for the year ended December 29, 2024;

•
the unaudited condensed interim consolidated financial statements of Gildan as at and for the nine months ended September 28, 2025 included in Gildan’s Current Report on Form 6-K dated October 29, 2025;

•
the consolidated financial statements of Hanesbrands for the year ended December 28, 2024 incorporated by reference from Hanesbrands’ Annual Report on Form 10-K for the year ended December 28, 2024; and

•
the unaudited condensed consolidated financial statements of Hanesbrands as at and for the nine months ended September 27, 2025 included in Hanesbrands’ Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025.

The historical consolidated financial statements of Hanesbrands were prepared in accordance with GAAP and have been reconciled to IFRS below. Certain of Hanesbrands’ figures have been reclassified to conform to Gildan’s consolidated financial statement presentation as described below.
The accounting policies used in the preparation of the Pro Forma Financial Information are consistent in all material respects with those used by Gildan as described in Note 3 to its consolidated financial statements for the year ended December 29, 2024.
Based on the information available to date, management of Gildan has preliminarily determined there were no significant differences in accounting policies applied by Hanesbrands and Gildan, except as set out in the IFRS to GAAP and reclassification adjustments described below.
No adjustments have been made in the Pro Forma Financial Information for the planned post-closing strategic alternatives review by Gildan in respect of the Hanesbrands Australia business.
The Pro Forma Financial Information has been prepared in accordance with IFRS, using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), which will establish a new basis of accounting for all of Hanesbrands’s identifiable assets acquired and liabilities assumed at fair value as of the Closing. Gildan will be the acquirer for accounting purposes. As of the date of the Pro Forma
7

Financial Information, Gildan has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of the Hanesbrands assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets, inventory and debt. Accordingly, certain Hanesbrands assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Hanesbrands’ assets and liabilities will be based on Hanesbrands’ actual assets and liabilities as of Closing and, therefore, cannot be made prior to the consummation of the Transactions. In addition, the value of the purchase consideration upon the consummation of the Transactions will be determined based on the estimated fair value of the share consideration transferred by Gildan as of Closing. Actual adjustments may differ from the amounts reflected in the Pro Forma Financial Information, and the differences may be material.
The pro forma adjustments represent management’s estimates based on information available as of the date of the Pro Forma Financial Information and are subject to change as additional information becomes available and analyses are performed.
The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to such transactions; however, the Pro Forma Financial Information is not necessarily indicative of the results that would have been achieved if the Transactions reflected therein had been completed on the date indicated or of the results which may be obtained in the future. In addition, the Pro Forma Financial Information is not intended to project the combined company’s future financial position or operating results, and does not give effect to any integration costs, synergies or costs to achieve synergies, operating efficiencies and cost savings that may result from the Transactions as well as benefits expected to be derived from the Gildan’s growth initiatives following the Transactions.
3.
GAAP AND PRESENTATION CONFORMING ADJUSTMENTS:

The Hanesbrands historical consolidated financial statements were prepared in accordance with GAAP. For purposes of the Pro Forma Financial Information, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS. The adjustments made to the Hanesbrands historical consolidated financial statements are described below including certain conforming adjustments to align with Gildan’s presentation.
IFRS to GAAP adjustments:
a)
Under GAAP, after initial recognition, for an operating lease, a lessee generally amortizes the Right-of-use asset as a balancing amount that together with accretion on the lease liability generally produces straight-line total lease expense which is recognized as a single operating expense. Under IFRS, the amortization of the right of use asset is generally amortized on a straight-line basis and both the amortization and the accretion on the lease liability are presented based on their nature. This results in different timing of recognition (as amortization expense will not be recognized on a straight-line basis under GAAP) as well as different presentation on the statement of earnings. As a result, an adjustment has been recorded to reduce the Right-of-use assets by $23.6 million, with an offsetting adjustment to Retained earnings. Further an adjustment was recorded to increase amortization expense, included in Selling, general and administrative expenses, attributable to the Right-of-use assets of $1.5 million and $3.6 million for the nine month period ended September 27, 2025 and the year ended December 28, 2024, respectively. Also, a reclassification of lease liability interest expense of $13.4 million and $18.3 million from Selling, general and administrative expenses to Financial expenses, net was recorded for the nine month period ended September 27, 2025 and the year ended December 28, 2024, respectively. The above adjustments resulted in a net impact on Selling, general and administrative expenses of $11.9 million and $14.7 million for the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively.

b)
Hanesbrands has capitalized software costs of $90.8 million which would have been expensed under IFRS in the period incurred. As a result, an adjustment has been recorded to decrease Other non-current assets by $90.8 million as of September 27, 2025 with an offsetting decrease in Retained earnings. In addition, an adjustment has been recorded to decrease Selling, general and

8

administrative expenses by $1.4 million for the nine months ended September 27, 2025 and $1.3 million for the year ended December 28, 2024.
c)
In March 2025, Hanesbrands amended the terms of its Senior Secured Credit Facility (the “March 2025 Amendment”), consisting of a revolving loan facility, a term loan A facility and a term loan B facility. While the accounting models to determine if a debt modification represents an extinguishment of the original debt and an issuance of a new debt are similar between IFRS and GAAP, there are differences in the application of the accounting criteria. Under GAAP, modifications of facilities of this nature where there are multiple lenders are generally evaluated as a series of individual loans and Hanesbrands determined that the amendments to certain loans were considered modifications rather than extinguishments. Under IFRS facilities of this nature are generally evaluated as a single unit of account and if the borrower plays an active role in determining the new lenders in the facility, then the amendments are considered to be an extinguishment of the entire facility. As a result, under IFRS, the March 2025 Amendment would be accounted for an extinguishment of the Senior Credit Facility and an issuance of a new instrument. An adjustment has been recorded to increase Long-term debt by $3.4 million, with an offsetting decrease to Retained earnings as of September 27, 2025, and to reduce to Financial expenses by $3.4 million to write off the unamortized debt issue costs related to the Senior Credit Facility for the nine months period ended September 27, 2025.

d)
Hanesbrands applies hedge accounting to certain purchases of inventory in foreign currencies. Under GAAP, amounts deferred in accumulated other comprehensive income are released to income when the related inventory is sold. Under IFRS, the amounts deferred in equity related to these hedge relationships are reclassified against the inventory balance when the inventory is purchased. As a result, an adjustment has been recorded to increase the Inventories by $1.7 million as of September 27, 2025 and to increase the Accumulated other comprehensive income by $1.7 million as of September 27, 2025.

e)
There are several differences between GAAP and IFRS that are applicable to the accounting for the Hanesbrands defined benefit employee benefit plans.

•
Under GAAP, the discount rate is based on the rate at which the benefit obligation could be effectively settled by building a hypothetical portfolio of high quality corporate bonds. Under IFRS the discount rate should be determined by reference to market yields on high-quality corporate bonds in the same currency as the benefits to be paid with durations that are similar to those of the benefit obligation. The discount rate under IFRS was determined to be lower than under GAAP and as a result, the net benefit obligation was increased by $10.8 million as of September 27, 2025.

•
Under GAAP, Hanesbrands actuarial gains/losses are initially recognized in accumulated other comprehensive income and then amortized into income over the plan participants’ remaining service periods. Under IFRS, actuarial gains/losses are immediately recognized in other comprehensive income and these amounts are not recycled to profit or loss in future periods. Therefore, the periodic benefit cost under GAAP is reduced by $15.6 million and $10.7 million in the year ended December 28, 2024, and the nine months ended September 27, 2025 respectively. Also, the accumulated other comprehensive and retained earnings were increased and decreased by $296.3 million respectively as of September 27, 2025.

•
Under GAAP an expected return on plan assets, is determined on the basis of the expected long-term rate of return on plan assets. Under IFRS, the net interest expense is determined by multiplying the net defined benefit liability or asset by the discount rate. Since the rate of return on plan assets, under GAAP is higher than the discount rate, the periodic benefits expense under GAAP was increased by $17.5 million and $10.1 million in the year ended December 28, 2024 and the nine months ended September 27, 2025 respectively.

•
Under GAAP a settlement gain or loss is recognized in net income when the settlement occurs, and only if the amount exceeds a certain threshold. Under IFRS, a settlement gain or loss is recognized in net income when the event that relieves the pension benefit obligation occurs without reference to a threshold. As a result, settlement gains (losses) were recognized of $3.3 million and

9

($0.3) million in the year ended December 28, 2024, and the nine months ended September 27, 2025, respectively, under IFRS that were not recognized under GAAP.
In summary, selling general and administrative expense was decreased by $0.3 million and $1.4 million in the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively.
f)
Under GAAP, the tax effects of intra-entity transfers of inventory are deferred until the related inventory is sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventory in the consolidated financial statements and the tax basis of the inventory in the buyer’s tax jurisdiction. Under IFRS, no exceptions for intra-entity transfers of inventory exist as such any current and deferred tax expense from intra-entity transfers (inventory or otherwise) is recognized at the time of the transfer. Deferred income taxes are recognized for the difference between the carrying value of the transferred asset in the consolidated financial statements and the tax basis of the transferred asset in the buyer’s tax jurisdiction, measured by using the statutory tax rate of the buyer’s tax jurisdiction (subject to realization criteria if a deferred tax asset is recognized). As a result, Deferred income tax assets were increased by $15.5 million, Prepaid expenses, deposits and other current assets were reduced by $9.6 million and Retained earnings was increased by $5.9 million as at September 27, 2025. In addition, deferred income tax expense was reduced by $5.9 million in the nine months ended September 27, 2025. There was no income tax expense recognized in the year ended December 28, 2024 as it was assumed that Hanesbrands would have offset any tax impacts with previously unrecognized tax attributes or a valuation allowance.

g)
A deferred tax asset of $5.0 million as result of item 3(a) above and an income tax expense of $0.8 million in the nine months ended September 27, 2025 were recognized and calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil. There was no income tax expense recognized in the year ended December 28, 2024 as it was assumed that Hanesbrands would have offset any tax impacts with previously unrecognized tax attributes or a valuation allowance.

Presentation adjustments:
Certain adjustments that have been made to conform the presentation of the consolidated financial statements of Hanesbrands to the presentation of financial information in Gildan’s financial statements. Such reclassifications include:
h)
Other current assets of $143.3 million as of September 27, 2025 have been reclassified to Prepaid expenses, deposits and other assets.

i)
Non-current assets held for sale of $24.0 million and non-current liabilities held for sale of $10.5 million as of September 27, 2025 have been reclassified to current assets held for sale and current liabilities held for sale, respectively.

j)
Accrued liabilities of $397.6 million as of September 27, 2025 have been reclassified to Accounts payable and accrued liabilities.

k)
Freight to customers of $10.1 million and $17.8 million for the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively have been reclassified from Selling, general and administration expenses to Cost of Sales.

l)
Reclassification of $3.5 million of recoveries from Cost of Sales and $11.7 million of expenses from Selling, general and administrative expenses to Restructuring and acquisition-related costs (recoveries) for the nine months ended September 27, 2025. Reclassification of $24.2 million from Cost of Sales and $135.5 million from Selling, general and administrative expenses to Restructuring and acquisition-related costs (recoveries) for the year ended December 28, 2024. The nature of the costs are related to exit activities for manufacturing and supply chain initiatives and the reclassification is done to align with Gildan’s separate statement of earnings presentation of similar items.

10

m)
Reclassification of $26.4 million and $33.4 million of expenses related to debt refinancing charges and funding fees for sales of accounts receivables to financial institutions from Other expenses to Financial expenses, net for the nine months ended September 27, 2025 and year ended December 28, 2024, respectively. For the nine months ended September 27, 2025 and year ended December 28, 2024, $8.0 million and $14.0 million, respectively, of pension expenses were reclassified from Other expense to Selling, general and administrative expenses to align with Gildan’s presentation.

Hanesbrands Inc. Consolidated Balance Sheet as of September 27, 2025
in thousands of US dollars	Hanesbrands (Historical)	Presentation adjustments		GAAP adjustments		Hanes Adjusted
Assets
Cash and cash equivalents	217,573					217,573
Trade accounts receivable, net	454,977					454,977
Inventories	990,953			1,723	(d)	992,676
Prepaid expenses, deposits and other current assets	—	143,313	(h)	(9,612)	(f)	133,701
Other current assets	143,313	(143,313)	(h)			—
Current assets held for sale	72,603	23,966	(i)			96,569
Total current assets	1,879,419	23,966		(7,889)		1,895,496
Property, net	190,417					190,417
Right-of-use assets	274,251			(23,615)	(a)	250,636
Trademarks and other identifiable intangibles, net	908,108					908,108
Goodwill	649,598					649,598
Deferred tax assets	228,182			15,534	(f)	248,675
				4,959	(g)
Other noncurrent assets	123,777			(90,754)	(b)	33,023
Noncurrent assets held for sale	23,966	(23,966)	(i)			—
Total assets	4,277,718	—		(101,765)		4,175,953
Liabilities and Stockholders’ Equity
Accounts payable	572,283	397,585	(j)			969,868
Accrued liabilities	397,585	(397,585)	(j)			—
Lease liabilities	70,457					70,457
Accounts Receivable Securitization Facility	109,000					109,000
Current portion of long-term debt	26,250					26,250
Current liabilities held for sale	69,298	10,536	(i)			79,834
Total current liabilities	1,244,873	10,536		—		1,255,409
Long-term debt	2,206,666			3,405	(c)	2,210,071
Lease liabilities – noncurrent	252,999					252,999
Pension and postretirement benefits	55,388			10,772	(e)	66,160
Other non-current liabilities	60,819					60,819
Noncurrent liabilities held for sale	10,536	(10,536)	(i)			—
Total liabilities	3,831,281	—		14,177		3,845,458
Preferred stock	—					—
Common stock	3,538					3,538
Additional paid-in capital	386,151					386,151
Retained earnings	577,495			(90,754)	(b)	163,563
				(3,405)	(c)
				(23,615)	(a)
				(307,039)	(e)
				5,922	(f)
				4,959	(g)
Accumulated other comprehensive loss	(520,747)			1,723	(d)	(222,757)
				296,267	(e)
Total stockholders’ equity	446,437	—		(115,942)		330,495
Total liabilities and stockholders’ equity	4,277,718	—		(101,765)		4,175,953
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Consolidated Statement of Operations for the nine months ended September 27, 2025
in thousands of US dollars	Hanes (Historical)	Presentation adjustments		GAAP adjustments		Hanes Adjusted
Net sales	2,643,156					2,643,156
Cost of sales	1,551,081	10,121	(k)			1,564,723
		3,521	(l)
Gross profit	1,092,075	(13,642)		—		1,078,433
Selling, general and administrative expenses	749,981	(10,121)	(k)	(1,439)	(b)	722,445
		(11,718)	(l)	(11,910)	(a)
		7,967	(m)	(315)	(e)
Restructuring and acquisition-related costs (recoveries)	—	8,197	(l)			8,197
Operating profit	342,094	(7,697)		13,664		347,791
Other expenses	34,348	(34,348)	(m)			—
Interest expenses, net	137,971	26,381	(m)	(3,405)	(e)	174,344
				13,397	(a)
Income from continuing operations before income taxes	169,775	—		3,672		173,447
Income tax benefit	(201,771)	—		771	(g)	(206,922)
				(5,922)	(f)
Income from continuing operations	371,546	—		8,823		380,369
Loss from discontinued operations, net of tax	(28,655)
Net income	342,891
Loss from discontinued operations, net of tax and Net income has been excluded from the unaudited pro forma statement of earnings.
Consolidated Statement of Operations for the year ended December 28, 2024,
in thousands of US dollars	Hanes (Historical)	Presentation adjustments		GAAP adjustments		Hanes Adjusted
Net sales	3,507,438					3,507,438
Cost of sales	2,147,914	17,797	(k)			2,141,467
		(24,244)	(l)
Gross profit	1,359,524	6,447		—		1,365,971
Selling, general and administrative expenses	1,173,576	(17,797)	(k)	(1,320)	(b)	1,016,923
		(135,499)	(l)	(14,721)	(a)
		14,036	(m)	(1,352)	(e)
Restructuring and acquisition-related costs	—	159,743	(l)			159,743
Operating profit	185,948	(14,036)		17,393		189,305
Other expenses	47,441	(47,441)	(m)			—
Interest expenses, net	195,901	33,405	(m)	18,304	(a)	247,610
Loss from continuing operations before income taxes	(57,394)	—		(911)		(58,305)
Income tax expense	40,601			—	(g)	40,601
Loss from continuing operations	(97,995)	—		(911)		(98,906)
Loss from discontinued operations, net of tax	(222,436)
Net loss	(320,431)
Loss from discontinued operations, net of tax and Net loss has been excluded from the unaudited pro forma statement of earnings.
12

4.   PRELIMINARY PURCHASE PRICE CALCULATION
The Transactions will be accounted for as a business combination in accordance with IFRS 3, Business Combinations. The purchase consideration, assets acquired, and liabilities assumed are therefore recorded at their estimated fair value based on information available as of November 6, 2025 unless otherwise noted.
The total estimated consideration is comprised of the following:
Estimated number of Gildan common shares to be issued(a)	36,087,820
Price of Gildan common shares as of November 6, 2025 ($/common share)(b)	$55.74
Share consideration	$2,011,535
Cash consideration(c)	$283,042
Equity award consideration(d)	$46,684
Total consideration	$2,341,261

The total Merger Consideration will change based on fluctuations in the price of the Gildan common shares on the TSX and the NYSE, and the number of shares of Hanesbrands common stock and Hanesbrands equity awards outstanding at the completion of the Transactions.
(a)
Total consideration is calculated based upon the assumptions that there are 353.8 million outstanding Hanesbrands common stock, which is the number of common shares outstanding on November 6, 2025 and converted into the number of Gildan common shares based on a 0.102 exchange ratio.

(b)
A Gildan share price of $55.74 has been ascribed based on the closing price of the Gildan shares on November 6, 2025. A change in the Gildan share price of 10% would increase or decrease the share consideration expected to be transferred by approximately $201.2 million, which would be reflected as an increase or decrease to goodwill.

(c)
Represents the cash consideration of $0.80 paid for each share of Hanesbrands common stock outstanding as of November 6, 2025.

(d)
In accordance with the terms of the Merger Agreement, Hanesbrands’ vested and unvested equity awards, comprising Hanesbrands options, RSUs and PSUs, will be continued as Gildan equity awards with no modifications (except for PSUs as described below) and are deemed to be replacement awards issued. The estimated non-cash equity award consideration of $46.7 million relates to the amortized value of Hanesbrands equity awards outstanding at Closing, which will be converted into Gildan equity awards. The number of Gildan equity awards to be issued to each holder of Hanesbrands equity awards as of immediately prior to the Closing is equal to: (i) the number of such Hanesbrands equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025. Based on 11.9 million Hanesbrands equity awards outstanding as of November 6, 2025, and a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025, an estimated 1.4 million Gildan share awards would be issued to Hanesbrands employees. The value of the equity award consideration is calculated as the amortized fair value of the Hanesbrands share awards outstanding based on the elapsed service period as of September 27, 2025 and the retained historical vesting dates of the Hanesbrands awards. The remaining portion for which service has yet to occur of $30.5 million will be recognized as post-acquisition compensation cost and is not reflected on the unaudited pro forma condensed consolidated statement of earnings.

The Hanesbrands PSUs will be modified to remove performance and market conditions at Closing such they will be converted into Gildan RSUs. The number of Gildan RSUs to be issued as replacement awards will be determined based on the target level of performance. Hanesbrands historical financial reporting was based upon the target level and as such the historical expense does not require adjustment for the modification. The difference in the fair value of the award which exclude the impact of the market condition and the fair value of Hanesbrands PSU is not significant and therefore no pro forma adjustment has been reflected. The terms and conditions of each such Gildan RSU will otherwise remain unchanged as a result of the conversion.
13

(e)
Fair value of assets acquired and liabilities assumed of Hanesbrands:

Estimated fair value (in thousands)
Cash and cash equivalents	217,573
Trade accounts receivable	454,977
Inventories(i)	1,092,676
Other current assets	230,270
Property, plant and equipment	190,417
Intangible assets(ii)	2,033,108
Other non-current assets	283,659
Accounts payable and accrued liabilities	969,868
Other current liabilities	188,834
Lease obligations	323,456
Long-term debt(v)	2,274,013
Pension and postretirement benefits	66,160
Deferred income tax liabilities, net(iv)	660
Other non-current liabilities	60,819
Total net assets at fair value	$618,870
Goodwill(iii)	1,722,391

The purchase accounting is dependent upon certain valuations and other assessments that have yet to progress to a stage where there is sufficient information for a definitive measurement. Gildan intends to complete the valuations and other assessments upon completion of the Transactions and will finalize the purchase equation as soon as practicable. The above purchase price allocation is preliminary and is based on management’s best estimates of the fair values of the assets acquired and liabilities assumed and taking into consideration relevant information available to date. Other than the adjustments described below, book values of the assets and liabilities have been used. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could be material.
(i)
Reflects an increase of $100 million to the carrying value of Hanesbrands inventory to adjust it to its preliminary estimated fair value. The fair value was determined based on the estimated selling price of inventory, less remaining selling costs and a normal profit margin on those selling efforts. The unaudited pro forma condensed consolidated statement of earnings was also adjusted to increase cost of sales by the same amount as the inventory that is expected to be sold within one year of the acquisition resulting in a pro forma adjustment of $100 million for the year ended December 29, 2024.

(ii)
The estimated fair value adjustment attributable to intangible assets of $1.1 billion included in the purchase price allocation column of the above table consists of the following:

	Fair value	Useful life	Amortization for nine months ended September 28, 2025	Amortization for year ended December 29, 2024
Trademarks	$825,000	Indefinite	—	—
Customer relationships	300,000	20 years	11,250	15,000
	$1,125,000		11,250	15,000

(iii)
Reflects adjustment to remove Hanesbrands’ historical goodwill of $649.6 million and record goodwill resulting from the Transactions of $1.7 billion. The goodwill is not deductible for income tax purposes and relates to expected synergies, which are not recorded separately since they do not meet the recognition criteria for identifiable intangible assets.

(iv)
Deferred income tax liabilities, net of $0.7 million relate to an incremental net deferred income tax liability of $249.3 million for the tax effect of temporary taxable differences between the purchase accounting values and the tax basis of the net assets acquired (primarily related to trademarks and inventory) offset by deferred income tax assets acquired of $248.7 million. Such amounts have been offset on the basis that the assets and liabilities arise in the same jurisdiction. Deferred taxes associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation were calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil.

(v)
Long-term debt was increased by $37.7 million to account for the difference between the fair value and the carrying value of Hanesbrands’ senior notes.

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5.
PRO FORMA INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS:

The unaudited pro forma statement of financial position of Gildan as of September 28, 2025 has been adjusted to give effect to the consummation of the Transactions as if it had occurred on September 28, 2025, with transaction accounting adjustments calculated using information as of November 6, 2025.
(a)
Reflects accrual of $47.5 million comprised of $37.0 million of incremental estimated transaction costs of Gildan, including advisory, printing, legal and accounting services, as well as contractually committed change of control and retention payments of $10.5 million that are not recorded as of September 28, 2025, with an offset of $40.0 million to Retained earnings and $7.5 million as reduction to Share capital relating to share issuance costs. Total transaction costs, inclusive of amounts incurred and recorded by Gildan for the nine month period ended September 28, 2025, are estimated to be $66.4 million. There are other severance amounts for change of control terminations (dual triggers) for which Gildan has not yet made a decision on retaining or terminating Hanesbrands personnel and as such, no proforma adjustment to the unaudited pro forma statement of earnings has been recorded. The estimated Gildan transaction costs are not expected to recur beyond 12 months after closing and may change as additional information becomes known. Total transaction costs of approximately $70 million are expected to be incurred by Hanesbrands, such costs have not been reflected in the Pro Forma Financial Information, except for amounts incurred and recorded by Hanesbrands of $4.7 million for the nine month period ended September 27, 2025.

(b)
To reflect an accrual of $3.4 million for the Hanesbrands nine-year prepaid Directors & Officers insurance tail policy pursuant to the Merger Agreement as an increase of $3.4 million to Retained earnings. The expense is not expected to have a recurring impact.

(c)
The historical equity of Hanesbrands will be eliminated as part of the Transactions.

6.
PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS ASSUMPTIONS AND ADJUSTMENTS:

(a)
Pro forma adjustments to the unaudited interim consolidated statement of earnings for the nine months ended September 28, 2025:

(i)
Elimination of net sales and cost of sales of $6.1 million relating to sales made to Gildan by Hanesbrands during the nine month period ended September 28, 2025. No sales arose during the year ended December 29, 2024.

(ii)
Increase of $11.3 million to reflect the incremental amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Transactions as if it had occurred on January 1, 2024. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as twenty years for customer relationships. Gildan has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets.

(iii)
Interest expense included in Financial expenses, net decreased by $4.7 million for the nine month ended September 28, 2025 relating to the fair value increment on the Hanesbrands’ senior notes.

(iv)
As a result of the release by Hanesbrands of valuation allowances recorded against certain U.S. federal and state deferred taxes assets, in the third quarter of 2025 an income tax benefit of $1.4 million has been recognized for the nine months ended September 28, 2025 based on the U.S. federal statutory rate of 21% as state tax is assumed to be nil. The pro forma income tax expense does not reflect potential impacts of the Transactions including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

15

(b)
Pro forma adjustments to the consolidated statement of earnings for the year ended December 29, 2024:

(i)
Increase cost of sales by $100 million reflecting the fair value adjustment on the inventory acquired that is expected to be sold within one year of the acquisition.

(ii)
Increase of $15.0 million to reflect the incremental amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Transactions as if it had occurred on January 1, 2024. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as twenty years for customer relationships, which brings the total amortization charge for the intangible assets acquired to $15 million for the year ended December 29, 2024. Gildan has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets.

(iii)
To reflect Gildan’s estimated incremental transactions costs of $40.0 million including advisory, printing, legal and accounting services, as well as contractually committed change of control and retention payments of $10.5 million that are not recorded as of September 28, 2025. Gildan recognized $18.9 million of acquisition-related costs in its consolidated statement of earnings for the nine months ended September 28, 2025. The estimated Gildan transaction costs are not expected to recur beyond 12 months after closing and may change as additional information becomes known. Total transaction costs of approximately $70 million are expected to be incurred by Hanesbrands, such costs have not been reflected in the Pro Forma Financial Information, except for amounts incurred and recorded by Hanesbrands of $4.7 million for the nine month period ended September 27, 2025.

(iv)
To reflect the estimated costs of $3.4 million for the Directors & Officers insurance tail policy of Hanesbrands that was required to be purchased pursuant to the Transactions. The policy does not cover any claims incurred after the consummation of the Transactions. The expense is not expected to have a recurring impact.

(v)
Interest expense included in Financial expenses, net decreased by $6.3 million for the year ended December 29, 2024, 2025 relating to the fair value increment on the Hanesbrands’ senior notes.

(vi)
Income tax expense of nil has been recognized as any tax arising on the adjustments would be offset by previously unrecognized tax attributes or a valuation allowance. The pro forma income tax expense does not reflect potential impacts of the Transactions including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

7.
PRO FORMA CASH AND FINANCING ADJUSTMENTS:

As described in Note 1, Gildan obtained a commitment of $2.3 billion of transaction financing comprised of the Bridge Facility in the amount of $1.2 billion and term loans in the aggregate amount of $1.1 billion. On October 7, 2025, Gildan issued Series 1 U.S. notes with a principal amount of $600 million and Series 2 U.S. notes with a principal amount of $600 million. Accordingly, the Bridge Facility was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes. Gildan incurred $9.3 million of termination costs related to the Bridge Facility, which has been included in Gildan’s consolidated statement of earnings for the three and nine months ended September 28, 2025. To finance the cash consideration for the Transactions, pay related fees and expenses and extinguish the Hanesbrands existing debt, it is expected that Gildan will use (a) the net proceeds from the Series 1 U.S. notes and Series 2 U.S. notes, (b) cash on hand, and (c) net proceeds under the term loans.
The Series 1 U.S. notes bear annual interest at 4.70% and Series 2 U.S. notes bear annual interest at 5.40%. The term loans consist of a senior unsecured 2-year term loan facility in an aggregate principal amount equal to $500 million and a senior unsecured 3-year term loan facility having an aggregate principal amount equal to $600 million. The term loans bear interest, at Gildan’s option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of 1.45% to 1.57% or ABR plus a credit-rating based margin, which applicable
16

margin varies depending on Gildan’s public debt ratings. The term loans will include covenants substantially similar to those under Gildan’s existing credit agreements. The aggregate effective interest rate of the Series 1 U.S. notes, Series 2 U.S. notes and terms loans for purposes of the pro forma condensed consolidated statement of earnings is 5.7%.
Adjustments have been made to long-term debt and finance expense to reflect the use of the Series 1 U.S. notes, Series 2 U.S. notes and term loans to pay the cash consideration and extinguish the balance of Hanesbrands’ outstanding debt on September 28, 2025.
(i)
Reflects an increase in indebtedness outstanding and cash as of September 28, 2025 of $2.3 billion under the Gildan long-term debt as a result of the refinancing of $2.3 billion of existing Hanesbrands debt, comprising a $162.5 million revolving loan facility, $1.5 billion of term loan A and B and $600 million of senior notes, with Gildan’s new Series 1 U.S. notes and Series 2 U.S. notes of $1.2 billion and term loans of $1.1 billion.

(ii)
Reflects $18.4 million of financing costs associated with the new financing facilities, which are capitalized against the Series 1 U.S. notes, Series 2 U.S. notes and term loans and recognized as interest expense over the term of the related debt obligations. Unamortized debt issue costs of $24.3 million related to the Hanesbrands existing revolving loan facility, term loans and senior notes as well as fair value adjustments of $41.1 million per adjustment 4(e)(v) have been also been eliminated on refinancing per (i) above.

(iii)
Reflects the penalty of $33.5 million associated with the early repayment of the Hanesbrands senior notes which have been expensed for the year ended December 29, 2024. The expense is not expected to have a recurring impact.

(iv)
Financial expense has decreased by $48.7 million and $51.3 million for the nine months ended September 28, 2025 and year ended December 29, 2024, respectively, to reflect: (i) the difference in the interest rates changed on the Series 1 U.S. notes, Series 2 U.S. notes and term loans relative to the interest expense included in the historical statement of earnings of Hanesbrands which relates to a reduction of approximately 2.6% in the aggregative effective interest rates; (ii) the impact of the balance of the Series 1 U.S. notes, Series 2 U.S. notes and term loan balances being outstanding for the duration of the periods of the pro forma condensed consolidation statement of earnings; and (iii) the reduction in interest expense arising from the fair value adjustment on Hanesbrands’ long-term debt (Note 6(a)(iii)). No other adjustments have been made to Hanesbrands historical finance charges.

(v)
Income tax expense of $10.2 million has been recognized for the nine months ended September 28, 2025 calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil. Income tax of nil has been recognized for the year ended December 29, 2024 as any tax arising on the adjustments would be offset by previously unrecognized tax attributes or a valuation allowance. The pro forma income tax expense does not reflect potential impacts of the acquisition including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

The pro forma interest expense on the U.S. notes and term loans has been calculated using an effective interest rate of approximately 5.7%. The impact of a 1/8 percentage point increase or decrease in the borrowing rate would result in an increase or decrease, respectively in interest expense of approximately $2.1 million for the nine months ended September 28, 2025 and $3.9 million for the year ended December 29, 2024, respectively.
17

8.
PRO FORMA EARNINGS PER SHARE:

The following table summarizes pro forma basic and diluted income per common share of Gildan issued and outstanding:
(in thousands or thousands of U.S. dollars, except per share amounts)	Nine months ended September 28, 2025	Year ended December 29, 2024
Weighted average number of Gildan common shares outstanding	150,662	162,928
Assumed number of Gildan common shares to be issued on Acquisition	36,088	36,088
Pro forma weighted average of Gildan common shares outstanding – basic	186,750	199,016
Dilutive impact of Gildan stock options, Treasury RSUs and common shares held in trust	73	251
Pro forma weighted average of Gildan common shares outstanding – diluted	186,823	199,267
Pro forma net earnings	756,448	167,570
Pro forma basic and diluted income per share	4.05	0.84
Pro forma basic and diluted income per share	4.05	0.84
18

Audited consolidated financial statements of
Hanesbrands Inc.
as at
December 28, 2024 and December 30, 2023,
and
for each of the three years in the period ended
December 28, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HANESBRANDS INC.

Hanesbrands Inc.
Management’s Report on Internal Control Over Financial Reporting
Management of Hanesbrands Inc. (“Hanesbrands”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted. Hanesbrands’ internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Hanesbrands; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of Hanesbrands are being made only in accordance with authorizations of management and directors of Hanesbrands; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Hanesbrands’ assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the effectiveness of Hanesbrands’ internal control over financial reporting as of December 28, 2024, based upon criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Hanesbrands’ internal control over financial reporting was effective as of December 28, 2024.
The effectiveness of our internal control over financial reporting as of December 28, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included on the following pages.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Hanesbrands Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Hanesbrands Inc. and its subsidiaries (the “Company”) as of December 28, 2024 and December 30, 2023, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity and of cash flows for each of the three years in the period ended December 28, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill and Indefinite-Lived Intangible Asset Impairment Assessments — A Certain Reporting Unit in the International Segment and Certain Indefinite-Lived Trademarks in the U.S. and International Segments
As described in Notes 2 and 11 to the consolidated financial statements, the Company’s consolidated goodwill and indefinite-lived trademarks balances were $638 million and $850 million, respectively, as of December 28, 2024, of which a portion of the consolidated goodwill balance relates to a certain reporting unit in the International segment and a significant portion of the consolidated indefinite-lived trademarks balance relates to certain indefinite-lived trademarks in the U.S. and International segments. Goodwill and identifiable intangible assets not subject to amortization are assessed for impairment at least annually, as of the first day of the Company’s third fiscal quarter, and additionally if triggering events occur. Management estimates the fair value of the Company’s reporting units or intangible assets, which is determined using the income approach, and compares the fair value to the carrying value. If the carrying value exceeds fair value, an impairment loss is recognized in an amount equal to such excess. Fair values of reporting units and intangible assets are primarily based on future cash flows projected to be generated from that business or asset. In performing the discounted cash flow analysis, management makes various judgments, estimates and assumptions, the most significant of which are the assumptions related to the weighted average cost of capital, revenue growth rate, terminal growth rate, and operating profit margin rate.
The principal considerations for our determination that performing procedures relating to the goodwill and indefinite-lived intangible asset impairment assessments of a certain reporting unit in the International segment and certain indefinite-lived trademarks in the U.S. and International segments is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of a certain reporting unit in the International segment and certain indefinite-lived trademarks in the U.S. and International segments; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates and operating profit margin rates for a certain reporting unit in the International segment and a certain indefinite-lived trademark in the U.S. segment, and the weighted average cost of capital, revenue growth rates, operating profit margin rates, and terminal growth rate for a certain indefinite-lived trademark in the International segment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived intangible asset impairment assessments, including controls over the valuation of a certain reporting unit in the International segment and certain indefinite-lived trademarks in the U.S. and International segments. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of a certain reporting unit in the International segment and certain indefinite-lived trademarks in the U.S. and International segments; (ii) evaluating the appropriateness of the discounted cash flow analyses used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow analyses; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and operating profit margin rates for a certain reporting unit in the International segment and a certain indefinite-lived trademark in the U.S. segment, and the weighted average cost of capital, revenue growth rates, operating profit margin rates, and terminal growth rate for a certain indefinite-lived trademark in the International segment. Evaluating management’s assumptions related to revenue growth rates and operating profit margin rates involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of a certain reporting unit and branded products associated with certain indefinite-lived trademarks; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the weighted average cost of capital and terminal growth rate assumptions for a certain indefinite-lived trademark in the International segment.
/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 14, 2025
We have served as the Company’s auditor since 2006.

HANESBRANDS INC.
Consolidated Statements of Operations
(in thousands, except per share data)
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Net sales	$3,507,438	$3,639,386	$3,862,809
Cost of sales	2,147,914	2,347,496	2,515,774
Gross profit	1,359,524	1,291,890	1,347,035
Selling, general and administrative expenses	1,173,576	1,025,612	1,079,664
Operating profit	185,948	266,278	267,371
Other expenses	47,441	37,761	8,294
Interest expense, net	195,901	214,187	131,733
Income (loss) from continuing operations before income taxes	(57,394)	14,330	127,344
Income tax expense (benefit)	40,601	(14,818)	447,889
Income (loss) from continuing operations	(97,995)	29,148	(320,545)
Income (loss) from discontinued operations, net of tax	(222,436)	(46,874)	193,341
Net loss	$(320,431)	$(17,726)	$(127,204)
Earnings (loss) per share – basic:
Continuing operations	$(0.28)	$0.08	$(0.92)
Discontinued operations	(0.63)	(0.13)	0.55
Net loss	$(0.91)	$(0.05)	$(0.36)
Earnings (loss) per share – diluted:
Continuing operations	$(0.28)	$0.08	$(0.92)
Discontinued operations	(0.63)	(0.13)	0.55
Net loss	$(0.91)	$(0.05)	$(0.36)
See accompanying notes to Consolidated Financial Statements.

HANESBRANDS INC.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Net loss	$(320,431)	$(17,726)	$(127,204)
Other comprehensive income (loss):
Translation adjustments	(120,824)	15,321	(94,802)
Unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(1,584), $1,430 and $(226), respectively	6,978	(13,246)	3,239
Unrecognized income from pension and postretirement plans, net of tax of $(379), $104 and $(650), respectively	28,935	17,622	131,158
Total other comprehensive income (loss)	(84,911)	19,697	39,595
Comprehensive income (loss)	$(405,342)	$1,971	$(87,609)
See accompanying notes to Consolidated Financial Statements.

HANESBRANDS INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)
	December 28, 2024	December 30, 2023
Assets
Cash and cash equivalents	$214,854	$185,217
Trade accounts receivable, net	376,195	423,682
Inventories	871,044	956,430
Other current assets	152,853	113,281
Current assets held for sale	100,430	597,605
Total current assets	1,715,376	2,276,215
Property, net	188,259	353,035
Right-of-use assets	222,759	271,751
Trademarks and other identifiable intangibles, net	886,264	959,851
Goodwill	638,370	659,361
Deferred tax assets	13,591	18,176
Other noncurrent assets	116,729	135,247
Noncurrent assets held for sale	59,593	966,678
Total assets	$3,840,941	$5,640,314
Liabilities and Stockholders’ Equity
Accounts payable	$593,377	$538,782
Accrued liabilities and other:
Payroll and employee benefits	121,267	82,711
Advertising and promotion	111,080	130,242
Other	220,593	197,199
Lease liabilities	64,233	64,547
Accounts Receivable Securitization Facility	95,000	6,000
Current portion of long-term debt	—	59,000
Current liabilities held for sale	42,990	312,087
Total current liabilities	1,248,540	1,390,568
Long-term debt	2,186,057	3,235,640
Lease liabilities – noncurrent	206,124	235,453
Pension and postretirement benefits	66,171	98,170
Other noncurrent liabilities	67,452	121,150
Noncurrent liabilities held for sale	32,587	139,980
Total liabilities	3,806,931	5,220,961
Stockholders’ equity:
Preferred stock (50,000,000 authorized shares; $.01 par value)
Issued and outstanding – None	—	—
Common stock (2,000,000,000 authorized shares; $.01 par value)
Issued and outstanding – 352,541,826 and 350,137,826, respectively	3,525	3,501
Additional paid-in capital	373,213	353,367
Retained earnings	234,494	554,796
Accumulated other comprehensive loss	(577,222)	(492,311)
Total stockholders’ equity	34,010	419,353
Total liabilities and stockholders’ equity	$3,840,941	$5,640,314
See accompanying notes to Consolidated Financial Statements.

HANESBRANDS INC.
Consolidated Statements of Stockholders’ Equity
(in thousands, except per share data)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at January 1, 2022	349,903	$3,499	$315,337	$935,260	$(551,603)	$702,493
Net loss	—	—	—	(127,204)	—	(127,204)
Dividends ($0.60 per common share)	—	—	—	(212,375)	—	(212,375)
Other comprehensive income	—	—	—	—	39,595	39,595
Stock-based compensation	—	—	23,157	—	—	23,157
Vesting of restricted stock units and other	683	7	(2,391)	—	—	(2,384)
Share repurchases	(1,577)	(16)	(1,427)	(23,575)	—	(25,018)
Balances at December 31, 2022	349,009	$3,490	$334,676	$572,106	$(512,008)	$398,264
Net loss	—	—	—	(17,726)	—	(17,726)
Other comprehensive income	—	—	—	—	19,697	19,697
Stock-based compensation	—	—	20,304	—	—	20,304
Vesting of restricted stock units and other	1,129	11	(1,613)	416	—	(1,186)
Balances at December 30, 2023	350,138	$3,501	$353,367	$554,796	$(492,311)	$419,353
Net loss	—	—	—	(320,431)	—	(320,431)
Other comprehensive loss	—	—	—	—	(84,911)	(84,911)
Stock-based compensation	—	—	25,686	—	—	25,686
Vesting of restricted stock units and other	2,404	24	(5,840)	129	—	(5,687)
Balances at December 28, 2024	352,542	$3,525	$373,213	$234,494	$(577,222)	$34,010
See accompanying notes to Consolidated Financial Statements.

HANESBRANDS INC.
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended
	December 28, 2024(1)	December 30, 2023(1)	December 31, 2022(1)
Operating activities:
Net loss	$(320,431)	$(17,726)	$(127,204)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	69,861	75,268	76,294
Amortization of acquisition intangibles	12,020	16,569	18,204
Other amortization	10,174	13,200	11,769
Impairment of long-lived assets and goodwill	76,746	—	—
Inventory write-down charges, net of recoveries	119,748	—	—
Loss on extinguishment of debt	9,412	8,466	—
Loss (gain) on sale of businesses and classification of assets held for sale	114,161	3,641	(3,162)
Amortization of debt issuance costs and debt discount	12,535	8,939	7,300
Stock compensation expense	25,845	20,546	23,457
Deferred taxes	(11,974)	(84,745)	388,607
Other	909	610	7,511
Changes in assets and liabilities:
Accounts receivable	(1,785)	174,249	154,145
Inventories	114,931	599,982	(437,641)
Other assets	17,555	82,672	(107,742)
Accounts payable	17,649	(194,602)	(241,557)
Accrued pension and postretirement benefits	(4,662)	6,799	(2,023)
Accrued liabilities and other	1,549	(152,119)	(126,760)
Net cash from operating activities	264,243	561,749	(358,802)
Investing activities:
Capital expenditures	(37,889)	(44,056)	(112,122)
Purchase of trademarks	—	—	(103,000)
Proceeds from sales of assets	12,362	331	157
Proceeds from (payments for) disposition of businesses	838,560	1,300	(10,816)
Other	—	18,942	9,353
Net cash from investing activities	813,033	(23,483)	(216,428)
Financing activities:
Borrowings on Term Loan Facilities	—	891,000	—
Repayments on Term Loan Facilities	(1,127,483)	(44,250)	(25,000)
Borrowings on Accounts Receivable Securitization Facility	1,831,000	2,270,000	1,840,389
Repayments on Accounts Receivable Securitization Facility	(1,742,000)	(2,473,500)	(1,630,889)
Borrowings on Revolving Loan Facilities	613,500	1,923,000	1,792,000
Repayments on Revolving Loan Facilities	(613,500)	(2,275,500)	(1,439,500)
Borrowings on Senior Notes	—	600,000	—
Repayments on Senior Notes	—	(1,436,884)	—
Borrowings on notes payable	—	—	21,454
Repayments on notes payable	—	—	(21,713)
Share repurchases	—	—	(25,018)
Cash dividends paid	—	—	(209,312)
Payments to amend and refinance credit facilities	(783)	(31,020)	(3,159)
Other	(7,454)	(2,921)	(3,423)
Net cash from financing activities	(1,046,720)	(580,075)	295,829
Effect of changes in foreign exchange rates on cash	(20,703)	8,897	(42,815)
Change in cash and cash equivalents	9,853	(32,912)	(322,216)
Cash and cash equivalents at beginning of year	205,501	238,413	560,629
Cash and cash equivalents at end of year	$215,354	$205,501	$238,413
Balances included in the Consolidated Balance Sheets:
Cash and cash equivalents	$214,854	$185,217	$196,237
Cash and cash equivalents included in current assets held for sale	500	20,284	42,176
Cash and cash equivalents at end of year	$215,354	$205,501	$238,413

(1)
The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.

See accompanying notes to Consolidated Financial Statements.

HANESBRANDS INC.
Notes to Consolidated Financial Statements
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(1)   Basis of Presentation
Hanesbrands Inc., a Maryland corporation (the “Company”), is a socially responsible global leader in everyday iconic apparel operating across the Americas, Australia and Asia, under some of the world’s most recognized apparel brands in the core and essentials category including Hanes, Bonds, Bali, Maidenform, Playtex, Bras N Things, Berlei, Wonderbra, Zorba, JMS/Just My Size and Comfortwash. The Company primarily designs, manufactures, sources and sells a broad range of innerwear apparel, such as T-shirts, bras, panties, shapewear, underwear and socks, as well as other apparel products that are manufactured or sourced in the Company’s world-class supply chain.
The Company’s fiscal year ends on the Saturday closest to December 31. All references to “2024”, “2023” and “2022” relate to the 52-week fiscal year ended on December 28, 2024, December 30, 2023 and December 31, 2022, respectively. Three subsidiaries of the Company close three days after the Company’s consolidated year end. The difference in reporting of financial information for these subsidiaries did not have a material impact on the Company’s financial condition, results of operations or cash flows.
Business Strategy
The Company’s business strategy integrates its brand superiority, industry-leading innovation and low-cost global supply chain to provide higher value products while lowering production costs. The Company operates primarily in the global innerwear apparel category, along with smaller operations within other apparel categories. The business strategy is based on managing and growing the Company’s iconic brands through the three key principles of simplifying for growth, focus for impact, and continuously improving to win. By simplifying the portfolio, the Company continues to elevate these brands by delivering quality and value to its consumers through innovative brand and product experiences. The Company remains focused on the core product offerings while also expanding through innovation and new business opportunities for greater marketplace impact.
The Company is taking decisive actions to streamline operations and deliver measurable results and has pushed to reduce inventory and product SKUs through its disciplined inventory management. The Company has segmented and consolidated its world-class supply chain for greater efficiency and flexibility and its go-to-market strategy has been reimagined into a winning, repeatable cadence, supported by a robust, consumer-led innovation process that keeps it at the forefront of industry trends. The Company is highly confident its iconic brand portfolio, world-class supply chain and product innovation will ensure it will consistently grow sales, expand its margins and generate cash flow.
Over the last three years, the Company has experienced several unanticipated challenges, including significant cost inflation, market disruption and consumer-demand headwinds. Despite the challenging global operating environment, the Company has been able to balance the near-term management of the business with making the long-term investments necessary to execute its strategy and transform the Company. During this time, the Company has made meaningful progress on several of its strategic initiatives. The Company has pivoted its U.S. innerwear business back to gaining market share, which has been driven by the launch of new product innovation, increased marketing investments in the Company’s brands and improved on-shelf product availability. The Company has simplified its portfolio by selling its global Champion, U.S.-based outlet store, U.S. Sheer Hosiery and European Innerwear businesses.
Discontinued Operations
In September 2023, the Company announced that its Board of Directors and executive leadership team, with the assistance of financial and legal advisors, were undertaking an evaluation of strategic alternatives for the global Champion business, which included a broad range of alternatives to maximize shareholder value and also considered an evaluation of the strategic alternatives for the Company’s U.S.-based outlet store business impacted by the global Champion business. In June 2024, the Company reached the decision to exit

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
the U.S.-based outlet store business and the global Champion business, excluding the Champion Japan business, (“global Champion business”). The Company completed the exit of the U.S.-based outlet store business in July 2024 and completed the sale of the intellectual property and certain operating assets of the global Champion business in the fourth quarter of 2024 on September 30, 2024. In December 2024, the Company finalized plans to exit the Champion Japan business and expects to complete the sale of the business within the next 12 months. The Company determined that the exit of the global Champion business, U.S.-based outlet store business and the Champion Japan business represent multiple components of a single strategic plan that met held-for-sale and discontinued operations accounting criteria in 2024. Accordingly, the Company began to separately report the results of these businesses as discontinued operations in its Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Consolidated Balance Sheets. These changes have been applied to all periods presented.
Unless otherwise noted, discussion within these notes to the consolidated financial statements relates to continuing operations. See Note “Assets and Liabilities of Businesses Held for Sale” for additional information about discontinued operations. In addition, the Company realigned its reportable segments in the second quarter of 2024 and has applied this change to all periods presented. See Note “Business Segment Information” for additional information about reportable segments.
Ransomware Attack
As previously disclosed, on May 24, 2022, the Company identified that it had become subject to a ransomware attack that affected certain of its information technology systems. The Company activated its incident response and business continuity plans and contained the incident. There is no ongoing operational impact on the Company’s ability to provide its products and services. The Company maintains insurance, including coverage for cyber-attacks, subject to certain deductibles and policy limitations, in an amount that the Company believes appropriate.
In 2023, the Company recognized a benefit related to business interruption insurance proceeds of $24,062, of which $23,354 is reflected in the “Cost of sales” line and $708 is reflected in the “Selling, general and administrative expenses” line of the Consolidated Statements of Operations. The Company received total business interruption insurance proceeds of $25,562 in 2023, a portion of which was recognized as an expected insurance recovery in 2022, related to the recovery of lost profit from business interruptions. In 2022, the Company incurred costs of $15,427, net of expected insurance recoveries, related to the ransomware attack. The costs, net of expected insurance recoveries, incurred during 2022 included $14,168 primarily related to supply chain disruptions, which are reflected in the “Cost of sales” line of the Consolidated Statements of Operations, and $1,259 primarily related to legal, information technology and consulting fees, which are reflected in the “Selling, general and administrative expenses” line of the Consolidated Statements of Operations.
(2)   Summary of Significant Accounting Policies
(a) Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation, except for certain intercompany sales and related profit and receivables from the Company’s supply chain to the European Innerwear business, which was classified as discontinued operations in the consolidated financial statements in 2022 and was sold on March 5, 2022. The Company began to separately report the results of the global Champion business, the U.S.-based outlet store businesses, and the Champion Japan business as discontinued operations in its Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in 2024. These changes have been applied to all periods presented. Unless otherwise

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
noted, discussion within these notes to the consolidated financial statements relates to continuing operations. See Note “Assets and Liabilities of Businesses Held for Sale” for additional information.
(b) Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, certain financial statement disclosures at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.
(c) Foreign Currency Translation
Foreign currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive loss (“AOCI”) within stockholders’ equity. The Company translates the results of operations of its foreign operations at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in both the “Cost of sales” and “Selling, general and administrative expenses” lines in the Consolidated Statements of Operations.
(d) Sales Recognition and Incentives
The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied, which occurs at a point in time, upon either shipment or delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods, which includes estimates for variable consideration. The Company records a sales reduction for returns and allowances based upon historical return experience. The Company earns royalty revenues through license agreements with manufacturers of other consumer products that incorporate certain of the Company’s brands. The Company accrues revenue earned under these contracts based upon reported sales from the licensee. The Company offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Operations are as follows:
Discounts, Coupons, and Rebates
The Company provides customers with discounts and rebates that are explicitly stated in the Company’s contracts and are recorded as a reduction of revenue in the period the product revenue is recognized. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. The Company includes incentives offered in the form of free products in the determination of cost of sales.
For all variable consideration, where appropriate, the Company estimates the amount using the expected value, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company’s best estimates of the amount of consideration to which the customer is entitled based on the terms of the contracts.
Volume-Based Incentives
Volume-based incentives involve rebates or refunds of cash that are redeemable only if the customer completes a specified number of sales transactions. Under these incentive programs, the Company estimates

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The Company records volume-based incentives as a reduction of revenue.
Cooperative Advertising
Under cooperative advertising arrangements, the Company agrees to reimburse the retailer for a portion of the costs incurred by the retailer to advertise and promote certain of the Company’s products. The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity takes place as a reduction of revenue.
Fixtures and Racks
Store fixtures and racks are periodically used by resellers to display Company products. The Company expenses the cost of these fixtures and racks in the period in which they are delivered to the resellers. The Company includes the costs of fixtures and racks incurred by resellers and charged back to the Company in the determination of net sales. Fixtures and racks purchased by the Company and provided to resellers are included in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations.
Product Returns
The Company generally offers customers a limited right of return for a purchased product. The Company estimates the amount of its product sales that may be returned by its customers and records this as a reduction of revenue in the period the related product revenue is recognized.
(e) Advertising Expense
Advertising represents one of several brand building methods used by the Company. Advertising costs, which include the development and production of advertising materials and the communication of these materials through various forms of media, are expensed in the period the advertising first takes place. Additionally, the Company has agreements with certain of its largest customers for digital advertising and the cost of these programs are expensed in the period the advertising and promotional activity first takes place. The Company recognized advertising expense in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations of $174,418, $126,280 and $136,047 in 2024, 2023 and 2022, respectively.
(f) Shipping and Handling Costs
Revenue received for shipping and handling costs is included in net sales and was $5,845, $6,665 and $6,950 in 2024, 2023 and 2022, respectively. Shipping costs, which comprise payments to third-party shippers, and handling costs, which consist of warehousing costs in the Company’s various distribution facilities, were $245,407, $254,962 and $274,626 in 2024, 2023 and 2022, respectively. The Company recognizes shipping, handling and distribution costs in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations.
(g) Research and Development
Research and development costs are expensed as incurred and are included in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations. Research and development includes expenditures for new product, technological improvements for existing products and process innovation, which primarily consist of salaries, consulting and supplies attributable to time spent on research and development activities. Additional costs include depreciation and maintenance for research and

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
development equipment and facilities. Research and development expense was $15,988, $18,360 and $20,077 in 2024, 2023 and 2022, respectively.
(h) Defined Contribution Benefit Plans
The Company sponsors 401(k) plans as well as other defined contribution benefit plans. Expense for these plans was $25,256, $22,578 and $23,647 in 2024, 2023 and 2022, respectively.
(i) Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash and is included within “Other current assets” in the Consolidated Balance Sheets.
(j) Accounts Receivable Valuation
Accounts receivable are stated at net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable portfolio. Trade receivables are evaluated on a collection (pool) basis and aggregated on the basis of similar risk characteristics which are determined on the basis of historical losses, the aging of trade receivables, industry trends, and its customers’ financial strength, credit standing and payment and default history.
(k) Inventory Valuation
Inventories are stated at the estimated lower of cost or net realizable value. Cost is determined by the first-in, first-out, or “FIFO”, method for inventories. Obsolete, damaged, and excess inventory is carried at net realizable value, which is determined by assessing historical recovery rates, current market conditions and future marketing and sales plans. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the “Cost of Sales” line in our Consolidated Statements of Operations related inventory item and are therefore reflected in cost of sales when the related inventory item is sold.
(l) Property
Property is stated at historical cost and depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment is depreciated over periods ranging from one to 15 years and buildings and building improvements over periods of up to 40 years. A change in the depreciable life is treated as a change in accounting estimate and the accelerated depreciation is accounted for in the period of change and future periods. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are expensed as incurred. Upon sale or disposition of an asset, the cost and related accumulated depreciation are removed from the accounts.
Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, several periods of operating or cash flow losses, forecasted continuing losses or a current expectation that an asset or an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not permitted under GAAP.
(m) Leases
The Company accounts for leases under the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)”. The Company determines whether an arrangement is a lease at inception. At inception, a right of use asset and lease liability is recorded. The Company has operating leases for real estate (primarily retail stores and operating facilities) and certain equipment. The Company’s finance leases are not material. Leases with a term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.
The exercise of lease renewal options is at the Company’s sole discretion. In general, for leased retail real estate, the Company will not include renewal options in the underlying lease term. However, if a situation arises where the lessor has control over the option periods, then the Company will include these periods within the lease term. The depreciable life of assets and leasehold improvements are limited by the expected lease term.
Certain of the Company’s lease agreements include rental payments based on a percentage of retail sales over contractual levels and others include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
(n) Trademarks and Other Identifiable Intangible Assets
The primary identifiable intangible assets of the Company are trademarks, license agreements, customer and distributor relationships and computer software. Identifiable intangible assets with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived intangible asset is based upon a number of factors, including historical experience, the level of maintenance expenditures required to obtain future cash flows, future business plans and the period over which the asset will be economically useful. Trademarks determined to have finite lives are generally amortized over periods ranging from 10 to 20 years, license agreements are generally amortized over periods ranging from three to 15 years, customer and distributor relationships are generally amortized over periods ranging from one to 15 years, computer software is generally amortized over periods ranging from four to seven years and other intangibles are generally amortized over periods ranging from one to 10 years.
Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually, as of the first day of the third fiscal quarter, and additionally if triggering events occur. The impairment test for identifiable intangible assets not subject to amortization consists of comparing the fair value of the intangible asset, which is determined using the income approach, to its carrying value. If the carrying value exceeds the fair value of the asset, an impairment loss is recognized in an amount equal to such excess. Fair values of intangible assets are primarily based on future cash flows projected to be generated from that asset. In performing the discounted cash flow analysis, management makes various judgments, estimates and assumptions, the most significant of which are the assumptions related to weighted average cost of capital, revenue growth rate, terminal growth rate and operating profit margin rate. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of intangible asset impairment.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The Company capitalizes internal software development costs incurred during the application development stage, which include the actual costs to purchase software from vendors and generally include personnel and related costs for employees who were directly associated with the enhancement and implementation of purchased computer software. Additions to computer software are included in the “Capital expenditures” line in the Consolidated Statements of Cash Flows.
(o) Goodwill
Goodwill is the amount by which the purchase price exceeds the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the Company given responsibility for managing, controlling and generating returns on these assets and liabilities. In many instances, all of the acquired assets and assumed liabilities are assigned to a single reporting unit and in these cases, all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in a business combination is determined.
Goodwill is not amortized; however, it is assessed for impairment at least annually, as of the first day of the third quarter, and additionally if triggering events occur. In evaluating the recoverability of goodwill, the Company estimates the fair value of its reporting units, which is determined using the income approach, and compares it to the carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to such excess. Fair values of reporting units are primarily based on future cash flows projected to be generated from that business. In performing the discounted cash flow analysis, management makes various judgments, estimates and assumptions, the most significant of which are the assumptions related to weighted average cost of capital, revenue growth rate, terminal growth rate and operating profit margin rate. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment.
(p) Cloud Computing Arrangements
The Company’s cloud computing arrangements (“CCA”) include software licenses purchased from external vendors. Software license costs, implementation costs incurred during the application development stage and other costs meeting certain criteria are capitalized while all other costs are expensed as incurred. These assets are included in computer software in the “Trademarks and other identifiable intangibles, net” line in the Consolidated Balance Sheets and amortized on a straight-line basis over their assessed useful lives. See Note “Intangible Assets and Goodwill” for additional information.
If a CCA does not include the purchase of a software license, the arrangement is accounted for as a service contract and the fees associated with the hosting service are expensed as incurred. Prepayments of these costs are included in the “Other current assets” line in the Consolidated Balance Sheets. Implementation costs incurred during the application development stage as well as costs meeting certain criteria are capitalized and expensed on a straight-line basis over the term of the hosting contracts, which range from four to seven years. The capitalized assets are included in the “Other noncurrent assets” line in the Consolidated Balance Sheets. As of December 28, 2024 and December 30, 2023, net capitalized assets were $92,194 and $93,514, respectively. Changes in the capitalized assets are included in the “Other assets” line within operating activities in the Consolidated Statements of Cash Flows.
(q) Insurance Reserves
The Company is self-insured for property, workers’ compensation, medical and other casualty programs up to certain stop-loss limits. Undiscounted liabilities for self-insured exposures are accrued at the present

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
value of the expected aggregate losses below those limits and are based on a number of assumptions, including historical trends, actuarial assumptions and economic conditions.
(r) Supplier Finance Programs
The Company reviews supplier terms and conditions on an ongoing basis and has negotiated payment term extensions in recent years in connection with its efforts to effectively manage working capital and improve cash flow. Separate from these payment term extension actions noted above, the Company and certain financial institutions facilitate voluntary supplier finance programs that enable participating suppliers the ability to request payment of their invoices from the financial institutions earlier than the terms stated in Company’s payment policy. The Company is not a party to the arrangements between the suppliers and the financial institutions and its obligations to suppliers, including amounts due and scheduled payment dates, are not impacted by the suppliers’ participation in the supplier finance programs. The Company’s payment terms to the financial institutions, including the timing and amount of payments, are based on the original supplier invoices. The Company has no economic interest in a supplier’s decision to participate in the supplier finance programs and has no financial impact in connection with the supplier finance programs. Accordingly, obligations under these programs continue to be trade payables and are not indicative of borrowing arrangements. See Note “Supplier Finance Programs” for additional information.
(s) Stock-Based Compensation
The Company established the Hanesbrands Inc. Omnibus Incentive Plan (As Amended and Restated), (the “Omnibus Incentive Plan”) to award stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares and cash to its employees, non-employee directors and employees of its subsidiaries to promote the interests of the Company, incent performance and retain employees. Stock-based compensation is estimated at the grant date based on the award’s fair value and is recognized as expense over the requisite service period. The Company estimates forfeitures for stock-based awards granted that are not expected to vest.
(t) Income Taxes
Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Given continuing losses in certain jurisdictions in which the Company operates on a separate return basis, a valuation allowance has been established for the deferred tax assets in these specific locations. The Company periodically estimates the probable tax obligations using historical experience in tax jurisdictions and informed judgment. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. Income tax expense is adjusted in the period in which these events occur, and these adjustments are included in the Company’s Consolidated Statements of Operations. If such changes take place, there is a risk that the Company’s effective tax rate may increase or decrease in any period. A company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.
The Company continues to use a portfolio approach to release the income tax effects in accumulated other comprehensive loss related to pension and postretirement benefits. Under this approach, the income tax effects are released from AOCI based on the pre-tax adjustments to pension liabilities or assets recognized within other comprehensive income. Any tax effects remaining in AOCI are released only when the entire portfolio of the pension and postretirement benefits is liquidated, sold or extinguished.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(u) Financial Instruments
The Company uses forward foreign exchange contracts and has used cross-currency swap contracts to manage its exposures to movements in foreign exchange rates and has used interest rate contracts to manage its exposure to movements in interest rates. The Company has also used a combination of cross-currency swap contracts and long-term debt to manage its exposure to foreign currency risk associated with the Company’s net investment in certain European subsidiaries. The use of these derivative and nonderivative financial instruments modifies the Company’s exposure to these risks with the goal of reducing the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivative contracts.
Depending on the nature of the underlying risk being hedged, these derivative and nonderivative financial instruments are accounted for either as cash flow, net investment or mark to market hedges against changes in the value of the hedged item. Derivatives are recorded in the Consolidated Balance Sheets at fair value. The fair value is based upon either market quotes for actively traded instruments or independent bids for nonexchange traded instruments. The accounting for changes in fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship. The Company determines whether a derivative instrument meets the criteria for cash flow or net investment hedge accounting treatment on the date the derivative is executed. Derivatives accounted for as mark to market hedges are not designated as hedges for accounting purposes.
The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking financial instruments to the hedged assets, liabilities, firm commitments, forecasted transactions or net investments.
The Company may be exposed to credit losses in the event of nonperformance by individual counterparties or the entire group of counterparties to the Company’s derivative contracts. Risk of nonperformance by counterparties is mitigated by dealing with highly rated counterparties and by diversifying across counterparties.
Cash Flow Hedges
For a cash flow hedge, the Company formally assesses, both at inception and on at least a quarterly basis thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. The change in the fair value of a derivative instrument that is designated and highly effective as a cash flow hedge is recorded as a deferred gain or loss in the “Accumulated other comprehensive loss” line in the Consolidated Balance Sheets. When the hedged item affects the statement of operations, the deferred gain or loss on the derivative instrument is reclassified from AOCI and recorded on the same line in the Consolidated Statements of Operations as the hedged item. The Company does not exclude amounts from effectiveness testing for cash flow hedges that would require recognition into earnings based on changes in fair value. If it is determined that a designated derivative instrument ceases to be a highly effective cash flow hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting, and any deferred gain or loss is reclassified from AOCI and recorded on the same line in the Consolidated Statements of Operations as the hedged item.
Cash flows from derivatives designated as cash flow hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows.
Net Investment Hedges
For a net investment hedge, the Company formally assesses, both at inception and on a quarterly basis thereafter, whether the designated financial instrument is highly effective as an economic hedge of foreign

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
exchange risk associated with the hedged net investment. The change in the fair value of a derivative instrument or the change in the carrying value of a nonderivative financial instrument that is designated and highly effective as a net investment hedge is recorded as a deferred gain or loss in the cumulative translation adjustment component of AOCI, offsetting the translation gain or loss for the net investment being hedged.
The Company assesses net investment hedge effectiveness and measures net investment hedge results for both derivative and nonderivative hedging instruments on an after-tax basis. The interest component of a cross-currency swap derivative contract designated in a highly effective net investment hedge is excluded from the assessment of hedge effectiveness and is initially recorded in the cumulative translation adjustment component of AOCI. This excluded component is amortized in earnings using a systematic and rational method over the term of the cross-currency swap derivative contract and recorded in the “Interest expense, net” line in the Consolidated Statements of Operations.
If a net investment hedging relationship ceases to be highly effective, the Company discontinues hedge accounting, and any future change in the fair value of the derivative hedging instrument or future change in the carrying value of the nonderivative hedging instrument is recorded in the “Other expenses” line in the Consolidated Statements of Operations, which is where the gain or loss on the sale or substantial liquidation of the underlying net investment would be recorded. However, any deferred gain or loss previously recorded in the cumulative translation adjustment component of AOCI will remain in AOCI until the hedged net investment is sold or substantially liquidated, at which time the cumulative deferred gain or loss is reclassified from AOCI and recorded in the “Other expenses” line in the Consolidated Statements of Operations.
Cash flows from the periodic and final settlements of the cross-currency swap contracts are reported as cash flows from investing activities in the Consolidated Statements of Cash Flows because the hedged item is a net investment in foreign subsidiaries, and the cash paid or received from acquiring or selling the subsidiaries would typically be classified as investing.
Mark to Market Hedges
A derivative instrument whose change in fair value is used to hedge against changes in the value of a hedged item, but which is not designated as a hedge under the accounting standards, is accounted for as a mark to market hedge. These derivatives are recorded at fair value in the Consolidated Balance Sheets when the hedged item is recorded as an asset or liability and then are revalued each accounting period. Changes in the fair value of derivatives accounted for as mark to market hedges are reported in the “Cost of sales” and “Selling, general and administrative expenses” lines in the Consolidated Statements of Operations.
Cash flows from derivatives not designated as hedges are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows.
(v) Assets and Liabilities Acquired in Business Combinations
Business combinations are accounted for using the purchase method, which requires the Company to allocate the cost of an acquired business to the acquired assets and assumed liabilities based on their estimated fair values at the acquisition date. The Company recognizes the excess of an acquired business’ cost over the fair value of acquired assets and assumed liabilities as goodwill. Fair values are determined using the income approach based on market participant assumptions focusing on future cash flow projections and accepted industry standards.
(w) Recently Issued Accounting Pronouncements
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Expenses”, which is intended to enhance transparency into the nature and function of expenses. The new accounting rules require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and selling expense. The new accounting rules will be effective for the Company beginning with the annual period of 2027 and interim periods beginning in 2028. Early adoption is permitted. This ASU can be adopted either (i) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (ii) retrospectively to any or all prior reporting periods presented in the financial statements. While the new accounting rules will not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures. The Company is currently assessing the impact of this guidance on our disclosures.
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” In January 2021, the FASB clarified the scope of that guidance with the issuance of ASU 2021-01, “Reference Rate Reform: Scope.” The new accounting rules provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. In December 2022, the FASB deferred the expiration date of Topic 848 with the issuance of ASU 2022-06, “Reference Rate Reform: Deferral of the Sunset Date of Topic 848.” The new accounting rules extend the relief in Topic 848 beyond the cessation date of USD London Interbank Offered Rate (“LIBOR”). The new accounting rules were effective for the Company in the fourth quarter of 2024. As the Company’s contracts referencing LIBOR have previously been amended or replaced with Secured Overnight Financing Rate (“SOFR”) based contracts, the adoption of the new accounting rules did not have an impact on the Company’s financial condition, results of operations, cash flows or disclosures.
Supplier Finance Program Obligations
In September 2022, the FASB issued ASU 2022-04, “Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.” The new accounting rules create certain disclosure requirements for a buyer in a supplier finance program. The new accounting rules require qualitative and quantitative disclosures including key terms of the program, balance sheet presentation of related amounts, the obligation amount the buyer has confirmed as valid to the finance provider and a rollforward of the obligation. The accounting rules do not impact the recognition, measurement, or financial statement presentation of supplier finance program obligations. The disclosure of the obligation rollforward is effective for the Company for annual periods beginning in 2024 and all other disclosures were effective for the Company in the first quarter of 2023. While the new accounting rules did not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules did result in additional disclosures beginning in the first quarter of 2023, which are included in Note “Supplier Finance Programs.”
Leases
In March 2023, the FASB issued ASU 2023-01, “Leases (Topic 842): Common Control Arrangements.” The new accounting rules require that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. These leases should also be accounted for as a transfer between entities under common control through an adjustment to equity if, and when, the lessee no longer controls the use of the underlying asset. The new accounting rules were effective for the Company in the first quarter of 2024, including interim periods. The adoption of the new rules did not have a material impact on the Company’s financial condition, results of operations, cash flows and disclosures.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The new accounting rules are designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new accounting rules are effective for the Company for the annual period of 2024 and interim periods beginning in 2025. While the new accounting rules did not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules resulted in additional disclosures, which are included in Note “Business Segment Information.”
Income Taxes
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The new accounting rules on income tax disclosures require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit as separated between domestic and foreign and (3) income tax expense or benefit from continuing operations as separated by federal, state, and foreign. The new accounting rules also require entities to disclose their income tax payments to federal, state and local jurisdictions, and international, among other changes. The new accounting rules will be effective for the Company for the annual periods beginning in 2025 and should be applied on a prospective basis, but retrospective application is permitted. Early adoption is permitted. While the new accounting rules will not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures.
(x) Reclassifications
Certain prior year amounts in the Consolidated Statements of Cash Flows have been reclassified to conform with the current year presentation.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(3)   Assets and Liabilities of Businesses Held for Sale
Assets and liabilities of businesses classified as held for sale in the Consolidated Balance Sheets consist of the following:
	December 28, 2024	December 30, 2023
Global Champion business – discontinued operations	$38,841	$513,247
Champion Japan business – discontinued operations	61,589	47,870
U.S.-based outlet store business – discontinued operations	—	36,488
Current assets held for sale	$100,430	$597,605
Global Champion business – discontinued operations	$31,935	$916,239
Champion Japan business – discontinued operations	27,658	30,772
U.S.-based outlet store business – discontinued operations	—	19,667
Noncurrent assets held for sale	$59,593	$966,678
Global Champion business – discontinued operations	$10,716	$245,359
Champion Japan business – discontinued operations	32,274	59,012
U.S.-based outlet store business – discontinued operations	—	7,716
Current liabilities held for sale	$42,990	$312,087
Global Champion business – discontinued operations	$11,488	$110,451
Champion Japan business – discontinued operations	21,099	22,083
U.S.-based outlet store business – discontinued operations	—	7,446
Noncurrent liabilities held for sale	$32,587	$139,980
U.S. Sheer Hosiery Business — Continuing Operations
In the fourth quarter of 2021, the Company reached the decision to divest its U.S. Sheer Hosiery business, including the L’eggs brand, as part of its strategy to streamline its portfolio under its Full Potential transformation plan and determined that this business met held-for-sale accounting criteria. The Company recorded a non-cash charge in the fourth quarter of 2021 against the net assets held for sale to write down the carrying value of the disposal group to the estimated fair value less costs of disposal. In 2022, the Company recorded a non-cash gain of $3,535, which is reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations, to adjust the valuation allowance primarily resulting from a decrease in carrying value due to changes in working capital. In 2023, the Company recognized a loss, net of proceeds of $3,641, which is reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations, associated with the sale of the U.S. Sheer Hosiery business and adjustments to the related valuation allowance prior to the sale primarily resulting from changes in carrying value due to changes in working capital. The operations of the U.S. Sheer Hosiery business were reported in Other for all periods presented in Note “Business Segment Information.”
The Company completed the sale of its U.S. Sheer Hosiery business to AllStar Hosiery LLC, an affiliate of AllStar Marketing Group, LLC, on September 29, 2023 for $3,300 in total proceeds, which included cash of $1,300, which is reported in “Net cash from investing activities” in the Consolidated Statements of Cash Flows for the year ended December 30, 2023 and a receivable of $2,000, which is reported in the “Other current assets” line in the Consolidated Balance Sheets at December 30, 2023. Collections of the receivable from AllStar in 2024 are reported in “Net cash from investing activities” in the Consolidated Statements of Cash Flows for the year ended December 28, 2024.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Discontinued Operations
In 2024, the Company determined that the exit of the global Champion business, U.S.-based outlet store business and the Champion Japan business represent multiple components of a single strategic plan that met held-for-sale and discontinued operations accounting criteria and began to separately report the results of these businesses as discontinued operations in its Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Consolidated Balance Sheets. The Company completed the exit of the U.S.-based outlet store business in July 2024 and completed the sale of the intellectual property and certain operating assets of the global Champion business in the fourth quarter of 2024 on September 30, 2024. In December 2024, the Company finalized plans to exit the Champion Japan business and expects to complete the sale of the business within the next 12 months. The results of these businesses are reported in the “Income (loss) from discontinued operations” line in the Consolidated Statements of Operations. In addition, certain expenses related to the operations of the global Champion business, the U.S.-based outlet store business and the Champion Japan business were included in general corporate expenses, restructuring and other action-related charges and amortization of intangibles, which were previously excluded from segment operating profit, and have been reclassified to discontinued operations in 2024. These changes have been applied to all periods presented.
In the first quarter of 2021, the Company announced that it had reached the decision to exit its European Innerwear business as part of its strategy to streamline its portfolio and determined that this business met held-for-sale and discontinued operations accounting criteria. Accordingly, the Company began to separately report the results of its European Innerwear business as discontinued operations in its Consolidated Statements of Operations, and to present the related assets and liabilities as held for sale in its Consolidated Balance Sheets. The results of the European Innerwear business, prior to completion of the sale in March 2022, are reported in the “Income (loss) from discontinued operations” line in the Consolidated Statements of Operations in 2022.
Global Champion Business
In the second quarter of 2024, the Company announced that it had reached an agreement to sell the intellectual property and certain operating assets of the global Champion business to Authentic Brands Group LLC (“Authentic”). Pursuant to the agreement, as amended, the Company completed the sale of the intellectual property and certain operating assets of the global Champion business to Authentic in the fourth quarter of 2024 on September 30, 2024 (the “Initial Closing”) in exchange for gross cash proceeds of $857,450 and a receivable of $12,162. In addition, the Company has the potential to receive additional contingent cash consideration of up to $300,000 pursuant to the agreement. The Company continued to operate the Champion business in certain sectors and geographies through a transition period ending on January 31, 2025 (the “Deferred Business”). The Company continued certain sales from its supply chain to Authentic and the applicable service recipients on a transitional basis after the sale of the business under a manufacturing and supply agreement that was signed as part of closing the transaction. Additionally, the Company entered into a transitional services agreement pursuant to which the Company provided transitional services including information technology, human resources, finance and accounting services. The Company will continue to provide these services to Authentic and the applicable service recipients over a period of approximately 12 months. The sales and the related profit are included in continuing operations in the Consolidated Statements of Operations and in Other in Note “Business Segment Information”. The related receivables from Authentic or the applicable service recipients are included in “Trade accounts receivable, net” and “Other current assets” in the Consolidated Balance Sheets for all periods presented.
The Company used net sale proceeds from the Initial Closing of $783,208, which excludes customary transaction costs and other deductions permitted under the Company’s senior secured credit facility (the “Senior Secured Credit Facility”), to pay down a portion of the Company’s outstanding term debt in October 2024. In 2024, the Company recorded a net loss on the Initial Closing of $50,756 and a non-cash

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
charge of $8,554 to write down the carrying value of the net assets of the Deferred Business to the estimated fair value less costs of disposal, which are both reflected in the “Loss on sale of business and classification of assets held for sale” line in the summarized discontinued operations financial information below. The Company completed the sale of the Deferred Business (the “Deferred Closing”) in exchange for gross cash proceeds of $31,020 on January 31, 2025.
While the operations of the global Champion business were reflected within all reportable segments prior to its reclassification to discontinued operations, the U.S. Champion business made up the majority of the Company’s former Activewear segment. See Note “Business Segment Information” for discussion regarding realignment of the Company’s reportable segments in 2024.
The following table reconciles the proceeds received from the Initial Closing, which are reported in the “Proceeds from (payments for) disposition of businesses” line within investing activities in the Consolidated Statements of Cash Flows, to the loss recognized on the Initial Closing of the global Champion business, which is reported in the “Loss on sale of businesses and classification of assets held for sale” line within operating activities in the Consolidated Statements of Cash Flows:
Year Ended December 28, 2024
Gross cash proceeds received	$857,450
Receivable from Authentic	12,162
Total consideration	869,612
Less: Net carrying value	894,046
Less: Costs to sell	26,322
Loss on Initial Closing of global Champion business	$(50,756)
U.S.-Based Outlet Store Business
In the second quarter of 2024, the Company began actively marketing its U.S.-based outlet store business to prospective buyers. In July 2024, the Company entered into a purchase agreement with Restore Capital (HCR Stores), LLC (“Restore”), an affiliate of Hilco Merchant Resources, LLC. Under the purchase agreement, the Company paid Restore $12,000 at closing and an additional $3,000 in January 2025 and to provide certain inventory to Restore, in exchange for Restore agreeing to assume the operations and certain liabilities of the Company’s U.S.-based outlet store business. As of December 28, 2024, the Company had a valuation allowance of $1,377 for the full balance of the remaining inventory that had not yet been transferred to Restore. The remaining inventory balance as of December 28, 2024 is reflected in the “Inventories” line and the offsetting valuation allowance is reflected in the “Valuation allowance — U.S.-based outlet store business” line in the summarized discontinued operations financial information below. The agreement with Restore did not include Champion-branded U.S. retail stores, which were addressed in accordance with the purchase agreement governing the sale of the global Champion business to Authentic, which was completed in the fourth quarter of 2024 on September 30, 2024.
Upon meeting the criteria for held-for-sale classification in the second quarter of 2024, which qualified as a triggering event, the Company performed an impairment analysis of the goodwill associated with the Company’s U.S.-based outlet store business, which resulted in a non-cash impairment charge of $2,500 in 2024. The Company also recorded a net loss on the sale of the U.S.-based outlet store business of $54,851 in 2024, which is reflected in the “Loss on sale of business and classification of assets held for sale” line in the summarized discontinued operations financial information below.
The operations of the U.S.-based outlet store business were reported in Other in Note “Business Segment Information” prior to its reclassification to discontinued operations.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Champion Japan Business
The sale of the intellectual property and certain operating assets of the global Champion business, which occurred in the fourth quarter of 2024, excluded the Champion Japan business. In December 2024, the Company finalized plans to exit the Champion Japan business and expects to complete the sale of the business within the next 12 months. The Company determined that the exit of the Champion Japan business represented a component of the single strategic plan that included the global Champion and U.S.-based outlet store businesses, which met held-for-sale and discontinued operations accounting criteria in 2024. Accordingly, the Company began to separately report the results of Champion Japan business as discontinued operations in its Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Consolidated Balance Sheets in the fourth quarter of 2024. These changes have been applied to all periods presented. The Company will continue to operate the Champion Japan business as a licensee of Authentic pursuant to the terms of a license agreement entered into at the Initial Closing until the sale of the Champion Japan business is completed. The operations of the Champion Japan business were previously reported in the International segment.
European Innerwear Business
In November 2021, the Company announced that it had reached an agreement to sell its European Innerwear business to an affiliate of Regent, L.P., under which the purchaser received all the assets and operating liabilities of the European Innerwear business, and completed the sale in March 2022. The Company recorded the final loss on the sale of the European Innerwear business of $373 in 2022, which is reflected in the “Loss on sale of business and classification of assets held for sale” line in the summarized discontinued operations financial information below. The operations of the European Innerwear business were previously reported primarily in the International segment.
The Company continued certain sales from its supply chain to the European Innerwear business on a transitional basis after the sale of the business. The Company was contracted to provide services under the terms of the Manufacturing and Supply Agreement that was signed as part of closing the transaction through January 2024. Additionally, the Company entered into a Transitional Services Agreement pursuant to which the Company provided transitional services including information technology, human resources, facilities management, and limited finance and accounting services which expired in March 2023. The sales and the related profit are included in continuing operations in the Consolidated Statements of Operations and in Other in Note “Business Segment Information” in all periods presented and have not been eliminated as intercompany transactions in consolidation for the period when the European Innerwear business was owned by the Company in 2022. The related receivables from the European Innerwear business are included in “Trade accounts receivable, net” in the Consolidated Balance Sheets for all periods presented.
Financial Results of Discontinued Operations
The operating results of discontinued operations only reflect revenues and expenses that are directly attributable to the global Champion, U.S.-based outlet store, Champion Japan and European Innerwear businesses (the “Discontinued Operations”) that have been eliminated from continuing operations. Discontinued operations does not include any allocation of corporate overhead expense. The Company allocated interest expense to the discontinued operations of the global Champion business of approximately $54,387, $65,703 and $25,807 in 2024, 2023 and 2022, respectively, resulting from the requirement to pay down a portion of the Company’s outstanding term debt under the Senior Secured Credit Facility with the net proceeds from the sale of the global Champion business. Interest expense was allocated to the global Champion business on a pro-rata basis for the expected amount of debt required to be repaid under the Senior Secured Credit Facility, compared to the total outstanding term debt subject to the repayment requirement. There was no interest allocated to the discontinued operations of the U.S.-based outlet store business, the Champion

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Japan business or the European Innerwear business. The key components of the operating results of the Discontinued Operations are as follows:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Net sales	$1,404,277	$1,997,137	$2,472,155
Cost of sales	967,573	1,392,617	1,557,183
Gross profit	436,704	604,520	914,972
Selling, general and administrative expenses	486,675	582,016	676,588
Impairment of goodwill	2,500	—	—
Loss on sale of businesses and classification of assets held for sale	114,161	—	373
Operating income (loss)	(166,632)	22,504	238,011
Other expenses	704	759	1,723
Interest expense, net	48,729	61,167	25,350
Income (loss) from discontinued operations before income taxes	(216,065)	(39,422)	210,938
Income tax expense	6,371	7,452	17,597
Income (loss) from discontinued operations, net of tax	$(222,436)	$(46,874)	$193,341

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Assets and liabilities of discontinued operations related to the global Champion, U.S.-based outlet store and Champion Japan businesses classified as held for sale in the Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023 consist of the following:
	December 28, 2024	December 30, 2023
Cash and cash equivalents	$500	$20,284
Trade accounts receivable, net	32,122	134,047
Inventories	63,058	411,588
Other current assets	14,681	31,686
Valuation allowance – Global Champion Business Deferred Closing	(8,554)	—
Valuation allowance – U.S.-based outlet store business	(1,377)	—
Current assets held for sale – discontinued operations	100,430	597,605
Property, net	10,585	61,331
Right-of-use assets	39,137	157,167
Trademarks and other identifiable intangibles, net	273	275,853
Goodwill	4,907	453,383
Deferred tax assets	—	3,778
Other noncurrent assets	4,691	15,166
Noncurrent assets held for sale – discontinued operations	59,593	966,678
Total assets of discontinued operations	$160,023	$1,564,283
Accounts payable	$15,139	$197,470
Accrued liabilities	14,640	68,524
Lease liabilities	13,211	46,093
Current liabilities held for sale – discontinued operations	42,990	312,087
Lease liabilities – noncurrent	24,771	118,562
Pension and postretirement benefits	4,983	6,085
Other noncurrent liabilities	2,833	15,333
Noncurrent liabilities held for sale – discontinued operations	32,587	139,980
Total liabilities of discontinued operations	$75,577	$452,067

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The cash flows related to discontinued operations have not been segregated and are included in the Consolidated Statements of Cash Flows. The following table presents cash flow and non-cash information for the Discontinued Operations:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Depreciation	$7,521	$14,137	$14,969
Amortization	$5,454	$10,946	$11,912
Capital expenditures	$5,962	$19,002	$11,470
Impairment of goodwill	$2,500	$—	$—
Inventory write-down charges, net of recoveries	$63,348	$—	$—
Loss on sale of businesses and classification of assets held for sale	$114,161	$—	$373
Capital expenditures included in accounts payable at end of period	$—	$403	$10,549
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from leases	$53,077	$62,547	$57,292
Right-of-use assets obtained in exchange for lease obligations	$19,159	$48,835	$4,893
(4)   Revenue Recognition
Revenue is recognized when obligations under the terms of a contract with a customer are satisfied, which occurs at a point in time, upon either shipment or delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods, which includes estimates for variable consideration. Variable consideration includes trade discounts, rebates, volume-based incentives, cooperative advertising and product returns, which are offered within contracts between the Company and its customers, employing the practical expedient for contract costs. Incidental items that are immaterial to the context of the contract are recognized as expense at the transaction date.
The following table presents the Company’s revenues disaggregated by the customer’s method of purchase:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Wholesale	$3,011,260	$3,119,447	$3,256,993
Owned retail stores and websites	496,178	519,939	605,816
Total net sales	$3,507,438	$3,639,386	$3,862,809
Revenue Sources
Wholesale Revenue
Wholesale revenue is primarily generated by sales of the Company’s products to retailers to support their brick-and-mortar operations and e-commerce platforms. Wholesale revenue also includes royalty revenue from license agreements as well as short term supply agreements and transition service agreements. The Company earns royalties through license agreements with manufacturers of other consumer products that incorporate certain of the Company’s brands. The Company accrues revenue earned under these contracts based upon reported sales from the licensees.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Owned Retail Stores and Website Revenue
Owned brick-and-mortar retail stores and website revenue is generated through sales driven directly by the consumer through company-operated stores and e-commerce platforms.
(5)   Earnings (Loss) Per Share
Basic earnings (loss) per share was computed by dividing net income (loss) by the number of weighted average shares of common stock outstanding during the period. Diluted earnings (loss) per share was calculated to give effect to all potentially issuable dilutive shares of common stock using the treasury stock method. In 2024 and 2022, all potentially dilutive securities were excluded from the diluted weighted average share calculation because the Company incurred a net loss for these years and their inclusion would be anti-dilutive.
The weighted average number of shares used in the basic and diluted earnings (loss) per share calculation is as follows:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Basic weighted average shares outstanding	352,139	350,592	349,970
Effect of potentially dilutive securities:
Restricted stock units	—	455	—
Employee stock purchase plan and other	—	10	—
Diluted weighted average shares outstanding	352,139	351,057	349,970
The following securities were excluded from the diluted weighted average share calculation because their effect would be anti-dilutive:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Stock options	250	250	252
Restricted stock units	2,395	3,795	1,907
Employee stock purchase plan and other	4	—	8
(6)   Stock-Based Compensation
The Company established the Omnibus Incentive Plan to award stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares and cash to its employees, non-employee directors and employees of its subsidiaries to promote the interests of the Company, incent performance and retain employees. In April 2020, the stockholders of the Company approved the Hanesbrands Inc. 2020 Omnibus Incentive Plan (the “2020 Omnibus Plan”). The Company satisfies the requirement for common shares for share-based payments to employees pursuant to the 2020 Omnibus Plan by issuing newly authorized shares. The 2020 Omnibus Plan initially authorized a total of 11,000 shares of common stock of the Company for awards granted under the 2020 Omnibus Plan, plus the number of shares of common stock of the Company available for grant under the predecessor Hanesbrands Inc. Omnibus Incentive Plan (the “Prior Plan”) that had not yet been made subject to awards under the Prior Plan as of the effective date of the 2020 Omnibus Plan. In April 2023, the stockholders of the Company approved an amendment to the 2020 Omnibus Plan to increase the authorized shares of common stock of the Company

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
available for grant by 5,300 shares of common stock. After the April 2023 amendment, the 2020 Omnibus Plan had 79,520 shares authorized for awards of stock options and restricted stock units, of which 11,785 shares were available for future grants as of December 28, 2024.
Stock Options
Under the Omnibus Incentive Plan, the exercise price of each stock option equals the closing market price of the Company’s stock on the date of grant. Options granted vest ratably over three years and can be exercised over a term of 10 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. There were no options granted during 2024, 2023 or 2022 under the Omnibus Incentive Plan.
The 250 stock options outstanding were granted by the Company in 2020 outside of the 2020 Omnibus Plan in reliance on the employment inducement exemption under the New York Stock Exchange’s Listed Company Manual Rule 303A.08. The exercise price of each stock option equals either the closing market price of the Company’s stock on the date of grant or the closing market price of the Company’s stock on the date of grant multiplied by a specified exercise premium factor applicable to each option. Options granted vested ratably over three years and can be exercised over a term of 10 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.
A summary of the changes in stock options outstanding to the Company’s employees is presented below:
	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term (Years)
Options outstanding at January 1, 2022	250	$17.18	$200	8.59
Granted	—	—
Exercised	—	—
Options outstanding at December 31, 2022	250	$17.18	$—	7.59
Granted	—	—
Exercised	—	—
Options outstanding at December 30, 2023	250	$17.18	$—	6.59
Granted	—	—
Exercised	—	—
Options outstanding at December 28, 2024	250	$17.18	$—	5.59
Options exercisable at December 28, 2024	250	$17.18	$—	5.59
There were no stock option exercises during 2024, 2023 or 2022.
Stock Unit Awards
Under the Omnibus Incentive Plan, restricted stock units (“RSUs”) of the Company’s stock are granted to certain Company non-employee directors and employees to induce employment and incent performance and retention over periods of one to three years. Upon vesting, the RSUs are converted into shares of the Company’s common stock on a one-for-one basis and issued to the grantees. Some RSUs which have been granted under the Omnibus Incentive Plan vest upon continued future service to the Company, while others also have a performanced-based vesting feature. The cost of these awards is determined using the fair value of

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
the shares on the date of grant, and compensation expense is recognized over the period during which the grantees provide the requisite service to the Company.
A summary of the changes in the restricted stock unit awards outstanding is presented below:
	Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term (Years)
Nonvested share units outstanding at January 1, 2022	2,121	$16.53	$35,455	1.18
Granted – non-performanced based	1,178	15.39
Granted – performanced based	1,624	16.98
Vested	(829)	15.92
Forfeited	(435)	16.84
Nonvested share units outstanding at December 31, 2022	3,659	$16.46	$23,268	1.24
Granted – non-performanced based	2,026	7.76
Granted – performanced based	1,662	7.92
Vested	(931)	15.45
Forfeited	(688)	14.85
Nonvested share units outstanding at December 30, 2023	5,728	$11.26	$25,547	1.18
Granted – non-performanced based	2,328	5.26
Granted – performanced based	2,840	5.99
Vested	(3,176)	11.03
Forfeited	(631)	9.86
Nonvested share units outstanding at December 28, 2024	7,089	$7.41	$58,343	1.30
The total fair value of shares vested during 2024, 2023 and 2022 was $35,026, $14,381 and $13,199, respectively. Certain participants elected to defer receipt of shares earned upon vesting.
In addition to granting RSUs that vest solely upon continued future service to the Company, the Company also grants performanced-based RSUs where the number of shares of the Company’s common stock that will be received upon vesting range from 0% to 200% of the number of units granted based on the Company’s achievement of a mix of certain Company performance metrics as well as a market condition. These performanced-based stock awards, which are included in the table above, represent awards that are earned based on future performance and service. As reported in the above table, the number of performanced-based RSUs granted each year represents the initial units granted on the date of grant plus or minus any adjustment for units that were earned based on the final achievement of the respective performance thresholds.
The Company modified all outstanding RSU and PSU grants issued prior to 2024 for employees associated with the Champion business to accelerate the vesting of the grants upon the date of the Initial Closing contingent on continued employment with the Company up to said date. The modified grants for 18 employees resulted in no incremental cost to the Company.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
For all share-based awards granted, the Company recognized compensation expense as follows:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Compensation expense included in continuing operations	$18,769	$17,439	$22,249
Compensation expense included in discontinued operations	6,917	2,865	908
Total compensation expense	$25,686	$20,304	$23,157
For all share-based awards granted, the Company did not recognize any deferred tax benefits in 2024, 2023 or 2022.
At December 28, 2024, there was $20,967 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements, of which $13,285, $6,680, and $1,002 is expected to be recognized in continuing operations in 2025, 2026, and 2027, respectively.
(7)   Trade Accounts Receivable
Allowances for Trade Accounts Receivable
The changes in the Company’s allowance for doubtful accounts and allowance for customer chargebacks and other customer deductions are as follows:
	Allowance for Doubtful Accounts	Allowance for Chargebacks and Other Deductions	Total
Balance at January 1, 2022	$28,708	$20,215	$48,923
Charged to expenses	5,383	16,924	22,307
Deductions, write-offs and adjustments	(19,018)	(12,442)	(31,460)
Currency translation	(69)	(268)	(337)
Balance at December 31, 2022	$15,004	$24,429	$39,433
Charged to expenses	966	12,059	13,025
Deductions, write-offs and adjustments	(2,594)	(12,849)	(15,443)
Currency translation	774	369	1,143
Balance at December 30, 2023	$14,150	$24,008	$38,158
Charged to expenses	(2,890)	7,964	5,074
Deductions, write-offs and adjustments	(1,361)	(19,812)	(21,173)
Currency translation	(774)	(165)	(939)
Balance at December 28, 2024	$9,125	$11,995	$21,120
Charges to the allowance for doubtful accounts are reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations and charges to the allowance for customer chargebacks and other customer deductions are primarily reflected as a reduction in the “Net sales” line in the Consolidated Statements of Operations. Deductions, write-offs and adjustments, which do not increase or decrease income, represent write-offs of and adjustments to previously reserved accounts receivable and allowed customer chargebacks and deductions against gross accounts receivable.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Sales of Trade Accounts Receivable
The Company has entered into agreements to sell selected trade accounts receivable to financial institutions based on programs sponsored by the Company as well as working capital programs offered by certain of the Company’s customers. As a result of the strong credit worthiness of these customers, the discount taken on most of these programs is less than the marginal borrowing rate on the Company’s variable rate credit facilities. In all agreements, after the sale, the Company does not retain any beneficial interests in the receivables. The applicable financial institution services and collects the accounts receivable directly from the customer for programs offered by the Company’s customers. For programs sponsored by the Company, the Company maintains continued involvement as the servicer to collect the accounts receivable from the customer and remit payment to the financial institutions. Net proceeds of these accounts receivable sale programs are recognized in the Consolidated Statements of Cash Flows as part of operating cash flows.
During 2024, 2023 and 2022, the Company sold total trade accounts receivable of $1,820,094, $1,421,592 and $372,693, respectively, related to Company sponsored programs and removed the trade accounts receivable from the Company’s balance sheet at the time of sale. As of December 28, 2024 and December 30, 2023, $383,878 and $297,807, respectively, of the sold trade accounts receivable remain outstanding with the financial institutions as a result of the related servicing obligation. Collections of accounts receivable not yet submitted to the financial institutions are remitted within one week of collection and recognized within the “Accounts payable” line in the Consolidated Balance Sheets. As these funds are related to the ongoing service agreement and do not serve in a financing capacity, cash flows collected from customers and submitted to the financial institutions are recognized in the Consolidated Statements of Cash Flows as part of operating activities.
The Company recognized total funding fees of $25,990, $21,833 and $8,265 in 2024, 2023 and 2022, respectively, for sales of trade accounts receivable to financial institutions and working capital programs in the “Other expenses” line in the Consolidated Statements of Operations.
(8)   Inventories
Inventories consisted of the following:
	December 28, 2024	December 30, 2023
Raw materials	$43,243	$45,960
Work in process	63,436	70,932
Finished goods	764,365	839,538
	$871,044	$956,430

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(9)   Property, Net
Property is summarized as follows:
	December 28, 2024	December 30, 2023
Land	$8,424	$21,810
Buildings and improvements(1)	160,646	319,159
Machinery and equipment(1)	681,885	839,028
Construction in progress	17,306	42,318
	868,261	1,222,315
Less accumulated depreciation(1)	680,002	869,280
Property, net	$188,259	$353,035

(1)
Balances as of December 30, 2023 have been revised for a correction of an immaterial error in the prior period disclosure.

Capital expenditures included in accounts payable at December 28, 2024 and December 30, 2023 were $6,231 and $18,147, respectively. There were no capital expenditures in accounts payable at December 31, 2022.
(10)   Leases
The Company has operating leases for real estate (primarily retail stores and operating facilities) and certain equipment. The Company’s finance leases are not material. The Company’s leases have remaining lease terms of one month to 33 years, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases within one year.
Total operating lease costs, which includes short-term lease cost and variable cost, were $136,729, $145,658 and $145,484 for 2024, 2023 and 2022, respectively. For 2024, 2023 and 2022, variable costs of $44,618, $46,344 and $59,507, respectively, were included in total operating lease costs. Short-term lease costs were immaterial for 2024, 2023 and 2022.
The following table presents supplemental cash flow and non-cash information related to leases:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from leases	$97,576	$100,423	$89,146
Right-of-use assets obtained in exchange for lease obligations – non-cash activity(1)	$44,285	$96,918	$165,349

(1)
Balances as of December 30, 2023 and December 31, 2022 have been revised for a correction of an immaterial error in the prior period disclosure.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The following table presents supplemental information related to operating lease terms and discount rates:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Weighted average remaining lease term	4.8 years	5.4 years	5.1 years
Weighted average discount rate	5.89%	5.55%	4.93%
The following table presents maturities of operating lease liabilities as of December 28, 2024:
2025	$77,688
2026	75,034
2027	56,839
2028	44,381
2029	20,966
Thereafter	40,199
Total lease payments	315,107
Less interest	44,750
$270,357
As of December 28, 2024, the Company’s operating lease liabilities exclude $17,497 of additional lease commitments that have not yet commenced. These operating lease liabilities will be paid over a period of 10 years.
(11)   Intangible Assets and Goodwill
(a) Intangible Assets
The primary components of the Company’s intangible assets and the related accumulated amortization are as follows:
	Gross	Accumulated Amortization	Net Book Value
Year ended December 28, 2024:
Intangible assets subject to amortization:
Trademarks	$12,165	$6,674	$5,491
License agreements	11,300	11,300	—
Customer and distributor relationships	83,404	67,777	15,627
Computer software	122,353	107,620	14,733
Other intangibles	3,120	3,120	—
	$232,342	$196,491	35,851
Intangible assets not subject to amortization:
Trademarks			850,413
Net book value of intangible assets			$886,264

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Gross	Accumulated Amortization	Net Book Value
Year ended December 30, 2023:
Intangible assets subject to amortization:
Trademarks	$12,866	$6,438	$6,428
License agreements	11,300	11,300	—
Customer and distributor relationships	88,191	64,411	23,780
Computer software(1)	140,480	116,722	23,758
Other intangibles	3,292	3,292	—
	$256,129	$202,163	53,966
Intangible assets not subject to amortization:
Trademarks			905,885
Net book value of intangible assets			$959,851

(1)
Gross and accumulated amortization balances as of December 30, 2023 have been revised to correct an immaterial error in the prior period disclosures.

In connection with the annual intangible assets impairment analysis performed in the third quarter of 2024, the Company performed a quantitative assessment utilizing an income approach to estimate the fair values of certain indefinite-lived intangible assets. The most significant assumptions used to estimate the fair values of the indefinite-lived intangible assets included weighted average cost of capital, revenue growth rate, terminal growth rate and operating profit margin rate. While the analysis indicated that those indefinite-lived intangible assets had fair values that exceeded their carrying value, the Company noted a meaningful decline in the fair value cushion above the carrying value for one of the indefinite-lived trademarks with the Australian business. The decline in this trademark was driven by continued macroeconomic pressures impacting consumer spending in Australia and resulting in a fair value that exceeded the carrying value by approximately 10% at the time the analysis was performed. As a result, this trademark was considered to be at a higher risk for future impairment if economic conditions worsen or earnings and operating cash flows do not recover as currently estimated by management. As of December 28, 2024, the carrying value of this trademark was $218,341, which is reflected in the “Trademarks and other identifiable intangibles, net” line in the Consolidated Balance Sheets.
The amortization expense for intangible assets subject to amortization was $16,740, $18,823 and $18,060 for 2024, 2023 and 2022, respectively. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates is as follows: $14,683 in 2025, $9,958 in 2026, $4,035 in 2027, $2,110 in 2028 and $373 in 2029.
(b) Goodwill
Goodwill and the changes in those amounts during the period are as follows:
	U.S.	International	Total
Net book value at December 31, 2022	$402,228	$256,650	$658,878
Currency translation	—	483	483
Net book value at December 30, 2023	$402,228	$257,133	$659,361
Currency translation	—	(20,991)	(20,991)
Net book value at December 28, 2024	$402,228	$236,142	$638,370

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
In connection with the annual goodwill impairment analysis performed in the third quarter of 2024, the Company performed a quantitative assessment utilizing an income approach to estimate the fair value of each reporting unit. The most significant assumptions used to estimate the fair values of the reporting units include the weighted average cost of capital, revenue growth rate, terminal growth rate and operating profit margin rate. The Company completed its annual quantitative impairment analysis for each reporting unit and the respective goodwill balances. The analysis indicated that all reporting units had fair values that exceeded their carrying values by more than 20% at the time the analysis was performed. Although the Company determined that no impairment existed for the Company’s goodwill as of the date the analysis was performed in the third quarter of 2024, these assets could be at risk for future impairment due to changes in the Company’s business or global economic conditions.
(12)   Supplier Finance Programs
As of December 28, 2024 and December 30, 2023, the amounts due to suppliers participating in supplier finance programs totaled $106,543 and $108,499, respectively, which are included in the “Accounts Payable” line of the Consolidated Balance Sheets.
A rollforward of the Company’s outstanding obligations confirmed as valid under its supplier finance programs is as follows:
December 28, 2024
Confirmed obligations outstanding at the beginning of the year	$108,499
Invoices confirmed during the year	560,794
Confirmed invoices paid during the year	(562,750)
Confirmed obligations outstanding at the end of the year	$106,543
(13)   Debt
A summary of the Company’s debt is presented below:
	Interest Rate as of December 28, 2024	Principal Amount		Maturity Date
		December 28, 2024	December 30, 2023
Senior Secured Credit Facility:
Revolving Loan Facility	—	$—	$—	November 2026
Term Loan A	6.42%	403,070	937,500	November 2026
Term Loan B	8.32%	300,197	893,250	March 2030
9.000% Senior Notes	9.00%	600,000	600,000	February 2031
4.875% Senior Notes	4.88%	900,000	900,000	May 2026
Accounts Receivable Securitization Facility	6.68%	95,000	6,000	May 2025
		2,298,267	3,336,750
Less long-term debt issuance costs and debt discount		17,210	36,110
Less current maturities		95,000	65,000
		$2,186,057	$3,235,640
As of December 28, 2024 the Company’s primary financing arrangements were the senior secured credit facility (the “Senior Secured Credit Facility”), 9.000% senior notes (the “9.000% Senior Notes”), 4.875%

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
senior notes (the “4.875% Senior Notes”) and the accounts receivable securitization facility (the “ARS Facility”). The outstanding balances at December 28, 2024 and December 30, 2023 are reported in the “Accounts Receivable Securitization Facility”, “Current portion of long-term debt” and “Long-term debt” lines in the Consolidated Balance Sheets.
Senior Secured Credit Facility
The $1,000,000 Revolving Loan Facility, a portion of which is available to be borrowed in Euros or Australian dollars, is used for general corporate purposes and working capital needs. All borrowings under the Revolving Loan Facility may be repaid and reborrowed from time to time without penalty but must be repaid in full upon maturity. A portion of the Revolving Loan Facility is available for the issuances of letters of credit and the making of swingline loans, and any such issuance of letters of credit or making of a swingline loan will reduce the amount available under the Revolving Loan Facility. As of December 28, 2024, the Company had $996,743 of borrowing availability under the Revolving Loan Facility after taking into account $3,257 of standby and trade letters of credit issued and outstanding under this facility.
In November 2023, given the continuing uncertain economic environment and the associated potential impact on future earnings, the Company amended the credit agreement governing the Senior Secured Credit Facility prior to any potential future covenant violation in order to modify the financial covenants and to provide greater strategic financial flexibility. The November 2023 amendment effected changes to certain provisions and covenants under the Senior Secured Credit Facility, including changes to certain covenants and provisions that were previously amended in November 2022 and February 2023, during the period beginning with the fiscal quarter ending December 30, 2023 and continuing through the fiscal quarter ending September 27, 2025, or such earlier date as the Company may elect (such period of time, the “Extended Covenant Relief Period”), including: (a) an extension of the original Covenant Relief Period from March 30, 2024 to September 27, 2025; (b) an increase in the maximum leverage ratio to 6.75 to 1.00 for the quarters ending December 30, 2023 and March 30, 2024, 6.63 to 1.00 for the quarters ending June 29, 2024 and September 28, 2024, 6.38 to 1.00 for the quarter ending December 28, 2024, 5.63 to 1.00 for the quarter ending March 29, 2025, 5.25 to 1.00 for the quarter ending June 28, 2025, and 5.00 to 1.00 for the quarter ending September 27, 2025, reverting back to 4.50 to 1.00 for each quarter after the Extended Covenant Relief Period has ended; and (c) a reduction of the minimum interest coverage ratio to 1.63 to 1.00 for the quarters ending December 30, 2023 through September 28, 2024, 1.75 to 1.00 for the quarter ending December 28, 2024, 2.00 to 1.00 for the quarter ending March 29, 2025, 2.25 to 1.00 for the quarter ending June 28, 2025, and 2.50 to 1.00 for the quarter ending September 27, 2025 and each quarter after the Extended Covenant Relief Period has ended. The November 2023 amendment also included the following additional baskets and restrictions: (a) an additional basket for permitted asset sales of $60,000; (b) suspended the Company’s reinvestment rights with respect to net proceeds in respect of certain asset sales (including the additional asset sale basket described in (a) above) and casualty and condemnation events (requiring the Company to prepay the credit agreement term loan obligations with such net proceeds, subject to step-downs for such prepayment requirement based on the leverage ratio); (c) reduced the cap on the Company’s general lien basket from $165,000 to $85,000 during the Extended Covenant Relief Period; (d) reduced the maximum amount for incremental facilities secured by a lien to $100,000 during the Extended Covenant Relief Period; and (e) suspended the payment of annual dividends during the Extended Covenant Relief Period, which will revert back to the greater of (x) $350,000 and (y) 8.0% of Total Tangible Assets after the Extended Covenant Relief Period has ended. In addition, the November 2023 amendment increased the applicable interest rate margins and commitment fee rates based on the leverage ratio during the Extended Covenant Relief Period.
In 2024, the Company paid down $1,127,483 of its outstanding term debt under the Senior Secured Credit Facility, of which $1,083,233 was a result of accelerated debt payments using a combination of cash generated from operations and net sale proceeds from the Initial Closing of the sale of the global Champion business, which was completed on September 30, 2024. See Note “Assets and Liabilities of Businesses Held for Sale” for additional information.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Prior to the November 2023 amendment, the Company amended the Senior Secured Credit Facility in November 2022 and February 2023. These prior amendments included changes to certain provisions and covenants under the Senior Secured Credit Facility that were extended to September 27, 2025 but otherwise were not impacted by the November 2023 amendment, including: (a) suspension of restricted payments in connection with share repurchases; (b) suspension of restricted payments pursuant to the Company’s leverage ratio-based and “Available Amount” restricted payments baskets; (c) suspension of the Company’s “Available Amount” basket for investments in foreign subsidiaries and other investments; (d) suspension of the 0.50 to 1.00 increase in the maximum permitted consolidated net total leverage ratio resulting from a material permitted acquisition; and (e) the addition of two new tiers to the top of the pricing grid if the maximum consolidated net total leverage ratio exceeds 5.00 to 1.00 and 5.50 to 1.00. In addition, the November 2022 amendment permanently transitioned the Senior Secured Credit Facility from the LIBOR to the Secured Overnight Financing Rate (“SOFR”) with a 10 basis point credit spread adjustment already included in the Senior Secured Credit Facility.
Borrowings under the Senior Secured Credit Facility bear interest at a variable rate based on, at the Company’s option, either the SOFR or an alternative base rate (both as defined in the Senior Secured Credit Facility), or the appropriate SOFR benchmark for non-U.S. dollar borrowings, plus, in each case, an applicable margin that is based on the Company’s leverage ratio (as defined in the Senior Secured Credit Facility). Interest is payable quarterly for base rate loans, but the Company has the option to pay interest on a more frequent, or less frequent, basis for SOFR-based loans. The applicable margin was 1.750% plus a 10 basis point credit spread adjustment for SOFR-based loans and 0.75% for base rate loans as of December 28, 2024. During the Extended Covenant Relief Period, the applicable margin ranges from a maximum of 2.75% in the case of SOFR-based loans and 1.75% in the case of base rate loans if the Company’s leverage ratio is greater than or equal to 5.50 to 1.00, and steps down in varying increments to a minimum of 1.25% in the case of SOFR-based loans and 0.25% in the case of base rate loans if the Company’s leverage ratio is less than 2.25 to 1.00. After the Extended Covenant Relief Period has ended, the applicable margin will range from a maximum of 1.75% in the case of SOFR-based loans and 0.75% in the case of base rate loans if the Company’s leverage ratio is greater than or equal to 4.50 to 1.00, and steps down in varying increments to a minimum of 1.00% in the case of SOFR-based loans and 0.00% in the case of base rate loans if the Company’s leverage ratio is less than 2.25 to 1.00.
The commitment fee for the unused portion of the Revolving Loan Facility, which is based on the Company’s leverage ratio (as defined in the Senior Secured Credit Facility, as amended), was 0.275% as of December 28, 2024. During the Extended Covenant Relief Period, the commitment fee ranges from a maximum of 0.425% if the Company’s leverage ratio is greater than or equal to 5.50 to 1.00, and steps down in varying increments to a minimum of 0.175% if the Company’s leverage ratio is less than 2.25 to 1.00. After the Extended Covenant Relief Period has ended, the commitment fee will range from a maximum of 0.25% if the Company’s leverage ratio is greater than or equal to 4.50 to 1.00, and steps down in varying increments to a minimum of 0.15% if the Company’s leverage ratio is less than 2.25 to 1.00.
Subject to restrictions in the Senior Secured Credit Facility, which was amended in November 2022, February 2023 and November 2023, the Company may add one or more tranches of term loans or increase the commitments under the Revolving Loan Facility after the Extended Covenant Relief Period has ended so long as certain conditions are satisfied, including, among others, that no default or event of default is in existence, the Company is in pro forma compliance with the financial covenants set forth in the Senior Secured Credit Facility and the Company’s senior secured leverage ratio is not greater than 3.50 to 1.00 on a pro forma basis after giving effect to the incurrence of such indebtedness.
The Senior Secured Credit Facility is guaranteed by substantially all of the Company’s existing and future direct and indirect U.S. subsidiaries and certain foreign subsidiaries, with certain customary or agreed-upon exceptions for certain subsidiaries. The Senior Secured Credit Facility is secured by the equity interests of substantially all of the Company’s direct and indirect U.S. subsidiaries and 65% of the voting securities of

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
certain first tier foreign subsidiaries and substantially all present and future property and assets of the Company and each guarantor, except for certain enumerated interests.
The Senior Secured Credit Facility requires the Company to comply with customary affirmative, negative and financial covenants. The financial covenants include a minimum interest coverage ratio and a maximum total debt to EBITDA (earnings before interest, income taxes, depreciation expense and amortization, as computed pursuant to the Senior Secured Credit Facility), or leverage ratio, each of which is defined in the Senior Secured Credit Facility. The method of calculating all of the components used in the covenants, is included in the Senior Secured Credit Facility.
The Senior Secured Credit Facility contains customary events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts after stated grace period; material inaccuracy of representations and warranties; violations of covenants; certain bankruptcies and liquidations; any cross-default to material indebtedness; certain material judgments; certain events related to the ERISA, actual or asserted invalidity of any guarantee, security document or subordination provision or non-perfection of security interest, and a change in control (as defined in the Senior Secured Credit Facility).
As of December 28, 2024, the Company was in compliance with all financial covenants related to the Senior Secured Credit Facility. The Company expects to maintain compliance with its financial covenants, as amended in November 2023, for at least 12 months from the issuance of these financial statements based on its current expectations and forecasts.
2023 Refinancing
In February and March 2023, the Company refinanced its debt structure to provide greater near-term financial flexibility given the uncertainty within the global macroeconomic environment. The 2023 refinancing consisted of entering into a new senior secured term loan B facility in an aggregate principal amount of $900,000 due in 2030 (the “2023 Term Loan B”), issuing $600,000 aggregate principal amount of the 9.000% Senior Notes and redeeming the Company’s 4.625% senior notes due in May 2024 (the “4.625% Senior Notes”) and 3.5% senior notes due in June 2024 (the “3.5% Senior Notes”).
The Company used the net proceeds from borrowings under the 2023 Term Loan B together with the net proceeds from the offering of the 9.000% Senior Notes to redeem all of its outstanding 4.625% Senior Notes and 3.5% Senior Notes and pay the related fees and expenses which resulted in total charges of $8,466. The charges, which are recorded in the “Other expenses” line in the Consolidated Statements of Operations, included a payment of $4,632 for a required make-whole premium related to the redemption of the 3.5% Senior Notes, a non-cash charge of $1,654 for the write-off of unamortized debt issuance costs related to the redemption of the 3.5% Senior Notes and a non-cash charge of $2,180 for the write-off of unamortized debt issuance costs related to the redemption of the 4.625% Senior Notes. The 2023 refinancing activities resulted in a debt discount of $9,000 related to the 2023 Term Loan B and total capitalized debt issuance costs of $22,991, which included $11,917 related to the 2023 Term Loan B and $11,074 related to the 9.000% Senior Notes. The debt discount and debt issuance costs are amortized into interest expense over the respective terms of the debt instruments. The cash payments for the make-whole premium and fees capitalized as debt issuance costs are reported in “Net cash from financing activities” in the Consolidated Statements of Cash Flows.
The issuance of the 2023 Term Loan B resulted in proceeds, net of the debt discount of $9,000 and debt issuance costs of $11,917, of approximately $879,083. The 2023 Term Loan B bears interest based on the SOFR plus an applicable margin of 3.75%, subject to a floor of 0.50%. The 2023 Term Loan B Facility is guaranteed by each domestic subsidiary of the Company which guarantees the other facilities under the Senior Secured Credit Facility (the “U.S. Subsidiary Guarantors”) and is secured by substantially all of the assets of the Company and the U.S. Subsidiary Guarantors, on a pari passu basis with the other facilities under the Senior Secured Credit Facility. Outstanding borrowings under the 2023 Term Loan B are repayable in 0.25% quarterly installments, with the remainder of the outstanding principal to be repaid at maturity. If the 2023

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Term Loan B is repriced or refinanced on or prior to the six month anniversary of its funding and as a result of such repricing or refinancing the effective interest rate of the 2023 Term Loan B decreases, the Company shall be required to pay a prepayment fee equal to 1.0% of the aggregate principal amount of the 2023 Term Loan B subject to such repricing or refinancing. Additionally, the Company is required to prepay any outstanding amounts in connection with (i) the incurrence of certain indebtedness and (ii) non-ordinary course asset sales or other dispositions (including as a result of casualty or condemnation) that exceed certain thresholds in any period of twelve-consecutive months, with customary reinvestment provisions. The 2023 Term Loan B also requires the Company, as applicable, to prepay any outstanding term loans under the 2023 Term Loan B in connection with excess cash flow, which percentage will be based upon the Company’s leverage ratio during the relevant fiscal period. All such prepayments will be made on a pro rata basis under each of the applicable term loans that are subject to such prepayments. The 2023 Term Loan B matures on March 8, 2030.
9.000% Senior Notes
In February 2023, the Company issued $600,000 aggregate principal amount of 9.000% Senior Notes, with interest payable on February 15 and August 15 of each year. The issuance of the 9.000% Senior Notes resulted in proceeds, net of debt issuance costs of $11,074, of approximately $588,926. The 9.000% Senior Notes mature on February 15, 2031.
Prior to February 15, 2026, the Company has the right to redeem all or of a portion of the 9.000% Senior Notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium and accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, prior to February 15, 2026, the Company may on any one or more occasions redeem up to 40% of the notes with the net proceeds from certain equity offerings at a redemption price equal to 109.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On and after February 15, 2026, the Company has the right to redeem all or a portion of the 9.000% Senior Notes, at the redemption prices set forth in the indenture governing the 9.000% Senior Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In the event of a change of control of the Company and a rating downgrade, the Company will be required to offer to repurchase all outstanding 9.000% Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.
The 9.000% Senior Notes are senior unsecured obligations of the Company and are guaranteed by the Company and certain of its domestic subsidiaries that guarantee its credit facilities and certain other material indebtedness. The indenture limits the ability of the Company and its subsidiaries to incur liens, enter into certain sale and leaseback transactions and consolidate, merge or sell all or substantially all of their assets and contains customary covenants and events of default. The 9.000% Senior Notes were issued in a transaction exempt from registration under the Securities Act of 1933 and do not require disclosure of separate financial information for the guarantor subsidiaries.
4.875% Senior Notes and 4.625% Senior Notes
In May 2016, the Company issued $900,000 aggregate principal amount of 4.875% Senior Notes and $900,000 aggregate principal amount of 4.625% Senior Notes (collectively, the “USD Senior Notes”), with interest payable on May 15 and November 15 of each year. The issuance of the USD Senior Notes resulted in net proceeds of approximately $1,773,000, which were used to redeem in full the Company’s 6.375% Senior Notes and reduce the outstanding borrowings under the Revolving Loan Facility.
The 4.625% Senior Notes, which were scheduled to mature in May 2024, were redeemed in full in March 2023 in connection with the 2023 refinancing described above.
The 4.875% Senior Notes will mature in May 2026. On or after February 15, 2026, the Company may redeem all or a portion of the 4.875% Senior Notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The 4.875% Senior Notes are senior unsecured obligations of the Company and are fully and unconditionally guaranteed, subject to certain exceptions, by substantially all of the Company’s current domestic subsidiaries. The indenture limits the ability of the Company and its subsidiaries to incur liens, enter into certain sale and leaseback transactions and consolidate, merge or sell all or substantially all of their assets and contains customary covenants and events of default.
The 4.875% Senior Notes were issued in a transaction exempt from registration under the Securities Act and do not require disclosure of separate financial information for the guarantor subsidiaries.
3.5% Senior Notes
In June 2016, the Company issued €500,000 aggregate principal amount of 3.5% Senior Notes, with interest payable on June 15 and December 15 of each year. The issuance of the 3.5% Senior Notes resulted in net proceeds of approximately €492,500, which were used to fund a portion of the acquisition of Champion Europe and Hanes Australasia.
The 3.5% Senior Notes, which were scheduled to mature in June 2024, were redeemed in full in February 2023 in connection with the 2023 refinancing described above.
ARS Facility
Borrowing availability under the ARS Facility, which was entered into in November 2007, was subject to a quarterly fluctuating facility limit ranging from $200,000 in the first and second quarters in 2024 to $225,000 in the third and fourth quarters in 2024 until the ARS Facility was amended in September 2024 at which time the quarterly fluctuating facility limit was reduced to $175,000 in the fourth quarter of 2024 and $125,000 thereafter until the expiration date in May 2025. ARS Facility borrowings are permitted only to the extent that the face value of the receivables in the collateral pool, net of applicable concentrations, reserves and other deductions, exceeds the outstanding loans. The Company also amended the ARS facility in June 2022, June 2023 and May 2024. The June 2022 amendment extended the maturity date to June 2023 and changed the Company’s interest rate option as defined in the ARS Facility from the rate announced from time to time by PNC Bank, N.A. as its prime rate or the LIBOR to the rate announced from time to time by PNC Bank, N.A. as its prime rate or the SOFR and increased certain receivables to the pledged collateral pool for the facility. The June 2023 amendment extended the maturity date to May 2024 and created two pricing tiers based on a consolidated net total leverage ratio of 4.50 to 1.00. The May 2024 amendment extended the maturity date to May 2025 with no change to the quarterly fluctuation facility limit. Additionally, the amendment removed the two pricing tiers that were added in the previous amendment, reverting back to a single tier pricing structure. As of December 28, 2024, the quarterly fluctuating facility limit was $175,000, the maximum borrowing capacity was $126,686 and the Company had $31,686 of borrowing availability under the ARS Facility.
Under the terms of the ARS Facility, the Company and certain of its subsidiaries sell or otherwise assign, on an ongoing basis, certain domestic trade receivables to HBI Receivables LLC (“Receivables LLC”), a wholly owned bankruptcy-remote subsidiary that in turn pledges the trade receivables to secure the borrowings, which are funded through conduits and financial institutions that are not affiliated with the Company. Funding under the ARS Facility is received either from conduits party to the ARS Facility through the issuance of commercial paper in the short-term market or through committed bank purchasers. The assets and liabilities of Receivables LLC are fully reflected on the Consolidated Balance Sheets, and the securitization is treated as a secured borrowing by Receivables LLC from the third-party conduits and financial institutions party thereto for accounting purposes, but the assets of Receivables LLC will be used solely to satisfy the creditors of Receivables LLC, not the Company’s other creditors. The borrowings under the ARS Facility remain outstanding throughout the term of the agreement subject to Receivables LLC maintaining sufficient eligible

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
receivables, by continuing to acquire trade receivables from the Company and certain of its subsidiaries, unless an event of default occurs.
Availability of funding under the ARS Facility depends primarily upon the eligible outstanding receivables balance. The outstanding balance under the ARS Facility is reported on the Consolidated Balance Sheets in the line “Accounts Receivable Securitization Facility.” In the case of any creditors party to the ARS Facility that are conduits, the yield on the commercial paper, which is the conduits’ cost to issue the commercial paper plus certain dealer fees, is considered a financing cost and is included in the “Interest expense, net” line in the Consolidated Statements of Operations. In the case of any creditors party to the ARS Facility that are committed bank purchasers, the interest rate would be payable at the Company’s option at the rate announced from time to time by PNC Bank, N.A. as its prime rate or at the SOFR (as defined in the ARS Facility) plus the applicable margin in effect from time to time. If the SOFR (as defined in the ARS Facility) is unavailable or otherwise does not accurately reflect the costs to these creditors related to the borrowings, the interest rate would generally default to the prime rate. These amounts are also considered financing costs and are included in the “Interest expense, net” line in the Consolidated Statements of Operations. In addition, Receivables LLC is required to make certain indemnity and other payments to a conduit purchaser, a committed purchaser, or certain entities that provide funding to or are affiliated with them, including in the event that assets and liabilities of a conduit purchaser subject to the ARS Facility are consolidated for financial and/or regulatory accounting purposes with certain other entities.
The ARS Facility contains customary events of default and requires the Company to maintain the same interest coverage ratio and leverage ratio contained from time to time in the Senior Secured Credit Facility, provided that any changes to such covenants will only be applicable for purposes of the ARS Facility if approved by the managing agents or their affiliates. As of December 28, 2024, the Company was in compliance with all financial covenants.
Other
The Company had $3,477 of borrowing capacity under other international credit facilities after taking into account outstanding borrowings at December 28, 2024. The Company had $8,474 of international letters of credit outstanding at December 28, 2024. Available liquidity for other international credit facilities is reduced for any outstanding international letters of credit. The international letters of credit are not outstanding under any specific credit facility and do not reduce actual borrowing capacity under the specific credit facilities.
Future Principal Payments
Future principal payments for all of the facilities described above are as follows: $95,000 due in 2025, $1,303,070 due in 2026, no payments due in 2027, 2028, and 2029 and $900,197 due thereafter.
Cash Paid for Interest
Total cash paid for interest related to debt in 2024, 2023 and 2022 was $239,864, $260,257 and $150,452, respectively.
Debt Issuance Costs
During 2024, 2023 and 2022, the Company paid $783, $35,388 and $3,159, respectively, in capitalized debt issuance costs related to the Company’s financing arrangements within continuing operations. Debt issuance costs are amortized to interest expense over the respective lives of the debt instruments, which range from one to 10 years. As of December 28, 2024, the net carrying value of unamortized debt issuance costs for the revolving loan facilities, which is included in “Other noncurrent assets” in the Consolidated Balance Sheets, was $4,290 and the net carrying value of unamortized debt issuance costs for the remainder of the Company’s

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
debt, which is included in “Long-term debt” in the Consolidated Balance Sheets was $17,210. The Company’s debt issuance cost amortization in continuing operations was $12,535, $8,939 and $7,300 in 2024, 2023 and 2022, respectively.
(14)   Defined Benefit Pension Plans
At December 28, 2024, the Company’s pension plans consisted of the U.S. pension plans, which includes the Hanesbrands Inc. Legacy Pension Plan and the Hanesbrands Inc. Pension Plan (together, the “U.S. Pension Plans”), various nonqualified retirement plans and international plans, which include certain defined benefit plans acquired in connection with the purchase of Hanes Australasia. Benefits under the U.S. Pension Plans were frozen effective December 31, 2005. Effective December 1, 2022, the Company spun-off the majority of participants in the Hanesbrands Inc. Pension Plan into a new, separate plan, the Hanesbrands Inc. Legacy Pension Plan with a small number of participants remaining in the Hanesbrands Inc. Pension Plan.
The components of net periodic benefit cost and other amounts recognized in other comprehensive loss of the Company’s noncontributory defined benefit pension plans were as follows:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Service cost	$423	$397	$626
Interest cost	42,541	44,870	27,631
Expected return on assets	(46,734)	(54,197)	(49,189)
Settlement cost	1,430	—	—
Amortization of:
Prior service cost	(7)	(6)	(6)
Net actuarial loss	15,965	16,672	20,959
Net periodic benefit cost	$13,618	$7,736	$21
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net gain	$(29,391)	$(16,996)	$(129,399)
Prior service credit	7	6	6
Total gain recognized in other comprehensive loss	(29,384)	(16,990)	(129,393)
Total recognized in net periodic benefit cost and other comprehensive loss	$(15,766)	$(9,254)	$(129,372)

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The funded status of the Company’s defined benefit pension plans at the respective year ends was as follows:
	December 28, 2024	December 30, 2023
Benefit obligation:
Beginning of year	$914,398	$919,334
Service cost	423	397
Interest cost	42,541	44,870
Benefits paid	(102,304)	(62,815)
Settlements	(13,740)	—
Impact of exchange rate change	(1,117)	639
Actuarial (gain) loss	(45,959)	12,018
Other	(20)	(45)
End of year	794,222	914,398
Fair value of plan assets:
Beginning of year	822,360	816,244
Actual return on plan assets	12,606	66,627
Employer contributions	16,338	1,603
Benefits paid	(102,304)	(62,815)
Settlements	(13,740)	—
Impact of exchange rate change	(1,385)	746
Other	(20)	(45)
End of year	733,855	822,360
Funded status	$(60,367)	$(92,038)
In 2024, the Company purchased an annuity contract to transfer $40,409 of the U.S. Pension Plans’ gross defined benefit pension obligations and related plan assets to an insurance company for approximately 3,900 retirees and beneficiaries. The annuity contract was purchased using assets from the U.S. Pension Plans and no additional funding contribution was required. This transaction had no impact on the amount, timing, or form of the monthly retirement benefit payments to the affected retirees or beneficiaries. The transaction did not trigger settlement accounting under FASB ASC 715 — “Compensation — Retirement Benefits.”
The actuarial gain in 2024 included in benefit obligations was primarily driven by increases in the U.S. discount rate assumptions. The actuarial loss in 2023 included in benefit obligations was primarily driven by decreases in the U.S. discount rate assumptions.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
As most of the Company’s pension plans are frozen, the accumulated benefit obligation (“ABO”) approximates the benefit obligation. The total benefit obligation and the benefit obligation and fair value of plan assets for the Company’s pension plans with benefit obligations in excess of plan assets are as follows:
	December 28, 2024	December 30, 2023
Benefit obligation	$794,222	$914,398
Plans with benefit obligation in excess of plan assets:
Benefit obligation	787,062	892,163
Fair value of plan assets	722,570	795,765
Amounts recognized in the Company’s Consolidated Balance Sheets consist of:
	December 28, 2024	December 30, 2023
Other noncurrent assets	$4,124	$4,361
Accrued liabilities and other: Payroll and employee benefits	(1,378)	(1,452)
Pension and postretirement benefits	(63,113)	(94,947)
Accumulated other comprehensive loss	(393,757)	(423,141)
Amounts recognized in accumulated other comprehensive loss consist of:
	December 28, 2024	December 30, 2023
Prior service cost	$(118)	$(125)
Actuarial loss	393,875	423,266
Accumulated other comprehensive loss	$393,757	$423,141
(a) Measurement Date and Assumptions
A December 31 measurement date is used to value plan assets and obligations for the pension plans. In determining the discount rate, the Company utilizes a full yield curve approach in the calculation of the plan obligation and interest cost and service cost components of net periodic benefit cost. The specific spot rates along the yield curve are applied to the relevant projected cash flows, and single equivalent discount rates are shown for disclosure purposes. The expected long-term rate of return on plan assets was based on the Company’s investment policy target allocation of the asset portfolio among various asset classes and the

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
expected real returns of each asset class over various periods of time. The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the periods presented were as follows:
	December 28, 2024	December 30, 2023	December 31, 2022
Net periodic benefit cost:
Discount rate	4.98%	5.18%	2.90%
Long-term rate of return on plan assets	5.94	6.94	5.24
Rate of compensation increase(1)	3.25	3.24	3.25
Interest crediting rate	5.50	5.50	5.50
Plan obligations:
Discount rate	5.63%	4.98%	5.18%
Rate of compensation increase(1)	3.33	3.25	3.24
Interest crediting rate	5.50	5.50	5.50

(1)
For December 28, 2024, December 30, 2023 and December 31, 2022, the compensation assumption only applies to certain international plans as the benefits of the U.S. pension plans are now all frozen.

(b) Plan Assets, Expected Benefit Payments, and Funding
The allocation of pension plan assets as of the respective period end measurement dates is as follows:
	December 28, 2024	December 30, 2023
Asset category:
Debt securities	53%	40%
U.S. equity securities	22	21
Foreign equity securities	17	22
Real estate	7	7
Hedge fund of funds	—	9
Cash and other	1	1
The Company’s asset strategy and primary investment objective are to maximize the principal value of the plan assets to meet current and future benefit obligations to plan participants and their beneficiaries. To accomplish this goal, the assets of the plan are broadly diversified to protect against large investment losses and to reduce the likelihood of excessive volatility of returns and funded status. Diversification of assets is achieved through strategic allocations to various asset classes, as well as various investment styles within these asset classes, and by retaining multiple, third-party investment management firms with complementary investment styles and philosophies to implement these allocations. The Company has established a target asset allocation based upon analysis of risk/return trade-offs and correlations of asset mixes given long-term historical data, prospective capital market returns and forecasted liabilities of the plans. The target asset allocation approximates the actual asset allocation as of December 28, 2024. In addition to volatility protection, diversification enables the assets of the plan the best opportunity to provide adequate returns in order to meet the Company’s investment return objectives. These objectives include, over a rolling five-year period, to achieve a total return that exceeds the required actuarial rate of return for the plan and to outperform a passive portfolio, consisting of a similar asset allocation.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The Company utilizes market data or assumptions that market participants would use in pricing the pension plan assets. The Level 1 assets consisted primarily of certain U.S. equity securities, foreign equity securities and cash and cash equivalents. Certain U.S. equity securities, foreign equity securities and debt securities are measured at their net asset value, which is determined based on inputs readily available in public markets, and investments in hedge funds of funds and real estate investments that are based on unobservable inputs about which little or no market data exists and are measured at a net asset value. Assets valued utilizing a net asset value are not required to be categorized within the fair value hierarchy.
Refer to Note “Fair Value of Assets and Liabilities” for the Company’s complete disclosure of the fair value of pension plan assets.
Expected benefit payments are as follows: $61,604 in 2025, $62,357 in 2026, $62,949 in 2027, $62,558 in 2028, $62,485 in 2029 and $306,624 in 2030 through 2034.
The Company expects to make required cash contributions of $12,000 to its U.S. Pension Plans in 2025 based on a preliminary calculation by its actuary. The Company made total cash contributions of $15,000 to its U.S Pension Plans in 2024, of which $10,000 were required. The Company made no cash contributions to its U.S. Pension Plans in 2023.
(15)   Income Taxes
The Company recognized income (loss) from continuing operations before income taxes of $(57,394), $14,330, and $127,344 for the years 2024, 2023 and 2022, respectively. The provision for income tax expense

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(benefit) computed by applying the U.S. statutory rate to income (loss) from continuing operations before income taxes as reconciled to the actual provisions was:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Income (loss) from continuing operations before income taxes:
Domestic	631.0%	(1,997.0)%	(161.9)%
Foreign	(531.0)	2,097.0	261.9
	100.0%	100.0%	100.0%
Tax expense at U.S. statutory rate	21.0%	21.0%	21.0%
State income tax	(5.6)	(85.0)	(8.0)
Tax on actual and planned remittances of foreign earnings	(11.9)	71.9	(4.5)
Tax on foreign earnings (U.S. tax reform – GILTI and FDII)	(79.7)	90.8	7.6
Foreign taxes less than U.S. statutory rate	97.4	(248.6)	(36.5)
Statutory stock deduction and other foreign adjustments(1)	—	(593.0)	62.3
Employee benefits	(8.5)	25.3	2.8
Changes in valuation allowance	66.1	610.1	294.2
OECD BEPS Pillar 2	(11.1)	—	—
Transaction costs	(23.3)	—	—
Intellectual property migration	(67.7)	—	—
Release of unrecognized tax benefit reserves	(10.4)	6.7	(2.0)
Tax rate change	(20.0)	(13.2)	8.7
Tax provision adjustments and revisions to prior years’ returns	(19.1)	23.3	9.9
Nondeductible expenses and tax exempt income, net	0.2	(0.7)	(3.0)
Domestic income tax credits	3.8	(17.0)	(1.5)
Other, net	(1.9)	5.0	0.7
Taxes at effective worldwide tax rates	(70.7)%	(103.4)%	351.7%

(1)
In 2022, the Company recorded a deferred tax liability related to tax impairments of subsidiary stock in Switzerland which created a net operating loss carryforward. Pursuant to Swiss tax law, the loss created is subject to recapture for which a deferred tax liability was recorded in excess of the deferred tax asset in 2022. During 2023, the deferred tax liability related to the recapture amount from 2022 was reversed, resulting in a tax benefit.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
Current and deferred tax provisions (benefits) were:
	Current	Deferred	Total
Year ended December 28, 2024
Domestic	$(11,885)	$6,430	$(5,455)
Foreign	55,814	(18,533)	37,281
State	5,117	3,658	8,775
	$49,046	$(8,445)	$40,601
Year ended December 30, 2023
Domestic	$19,356	$29	$19,385
Foreign	54,274	(89,325)	(35,051)
State	848	—	848
	$74,478	$(89,296)	$(14,818)
Year ended December 31, 2022
Domestic	$11,757	$201,112	$212,869
Foreign	50,862	97,755	148,617
State	(4,751)	91,154	86,403
	$57,868	$390,021	$447,889
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Cash payments for income taxes	$61,501	$92,937	$95,331
Of the cash payments for income taxes, $52,089, $75,882 and $74,397 relate to continuing operations for 2024, 2023 and 2022, respectively.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The deferred tax assets and liabilities at the respective year-ends were as follows:
	December 28, 2024	December 30, 2023
Deferred tax assets:
Inventories	$79,746	$79,697
Bad debt allowance	6,379	6,923
Accrued expenses	10,969	6,664
Employee benefits	41,248	43,684
Tax credits	26,471	18,483
Net operating loss and other tax carryforwards	688,820	497,456
Leasing	74,517	100,696
Interest carryforwards	124,018	94,204
Capitalized research costs	20,451	18,813
Other	12,978	3,121
Gross deferred tax assets	1,085,597	869,741
Less valuation allowances	(684,007)	(729,247)
Less FIN48 / NOL Offset	(27,921)	(10,543)
Deferred tax assets	373,669	129,951
Deferred tax liabilities:
Derivatives	1,249	296
Property and equipment	4,589	9,498
Leasing	60,228	87,774
Accrued tax on unremitted foreign earnings	31,159	29,138
Intangibles	59,696	17,903
Statutory impairment	224,361	5,849
Prepaids	5,810	99
Deferred tax liabilities	387,092	150,557
Net deferred tax liabilities	$(13,423)	$(20,606)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not it will realize the benefits of these deductible differences, net of the existing valuation allowances.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The changes in the Company’s valuation allowance for deferred tax assets were as follows:
January 1, 2022	$304,913
Charged to income tax expense	343,386
Charged to other accounts(1)	(36,421)
December 31, 2022	$611,878
Charged to income tax expense	119,953
Charged to other accounts(1)	(2,584)
December 30, 2023	$729,247
Charged to income tax expense	(39,098)
Charged to other accounts(1)	(6,142)
December 28, 2024	$684,007

(1)
Charges to other accounts include the effects of foreign currency translation and changes to valuation allowances as a result of intraperiod tax allocations.

As of December 28, 2024, the valuation allowance for deferred tax assets was $684,007, made up of $311,409 for foreign loss carryforwards, $26,049 for other foreign deferred tax assets, $88,705 for U.S. federal and state operating loss carryforwards, and $257,844 for other U.S. federal and state deferred tax assets. The net change in the total valuation allowance for 2024 was $45,240, which relates to an increase of $14,633 for foreign loss carryforwards, a decrease of $234 for other foreign deferred tax assets, a decrease of $90,318 for U.S. federal and state operating loss carryforwards and an increase of $30,679 for other U.S. federal and state deferred tax assets.
The domestic net decrease reflects a full valuation allowance recorded against U.S. federal and state deferred tax assets in 2024. As of December 28, 2024, the Company concluded that, based on its evaluation of all available positive and negative evidence, its U.S. federal and state deferred tax assets were not more likely than not realizable. In making this determination, the Company evaluated positive evidence, including its projections of future taxable income which demonstrate a long-term return to profitability in the U.S., and negative evidence, including recent tax losses incurred and expected near term tax losses in connection with its domestic operations and the lack of sufficient taxable temporary differences expected to reverse in future periods, and determined that the negative evidence outweighed the positive.
At December 28, 2024, the Company had gross foreign net operating loss carryforwards of approximately $2,300,168 (on a tax return basis) which are subject to expiration as follows:
Fiscal Year:
2025	$—
2026	546
2027	267
2028	6,400
2029	23,856
Thereafter	2,269,099
At December 28, 2024, the Company had domestic tax credit carryforwards totaling $26,141, which expire beginning after 2024.
At December 28, 2024, the Company had gross U.S. federal, state and foreign interest carryforwards of approximately $419,456, $240,396 and $91,493 (on a tax return basis), respectively, which carry forward indefinitely.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
At December 28, 2024, the Company had gross U.S. federal and state net operating loss carryforwards of approximately $327,478 and $1,295,402 (on a tax return basis), respectively, which expire beginning after 2024.
During 2022, the Company recorded $696,028 of additional foreign net operating losses due to tax-deductible impairments in Switzerland and Luxembourg. These losses were subject to recapture in Switzerland and Luxembourg such that they would have been taxable in a future year, therefore deferred tax liabilities were recorded in 2022. During 2023, actions were taken by the Company related to the deferred tax liabilities for the losses subject to recapture in Switzerland and Luxembourg. As a result, the deferred tax liabilities established in 2022 were reversed in 2023, resulting in an income tax benefit of $85,122.
The Company has determined that a portion of the Company’s unremitted foreign earnings as of December 28, 2024, totaling approximately $65,649, are not permanently reinvested abroad. The Company has additional foreign earnings totaling $1,267,470 which are not permanently reinvested within its foreign structure, but which are permanently reinvested from a U.S. perspective. The remainder of the Company’s foreign earnings will continue to be permanently reinvested to fund working capital requirements and operations abroad. As of December 28, 2024, the Company has accrued $32,014 of income taxes with respect to the foreign earnings the Company intends to remit in the future. These income tax effects include U.S. federal, state, foreign and withholding tax implications in accordance with the planned remittance of such foreign earnings. An estimate of income tax costs that may be incurred if the permanently reinvested portion of unremitted foreign earnings were in fact remitted is impractical to calculate.
In 2024, 2023, and 2022, the Company recognized reductions of unrecognized tax benefits for tax positions of prior years of $330, $483, and $311, respectively. In 2024, 2023, and 2022, income tax benefits recognized in connection with the expiration of statutes of limitations were $20,506, $2,814, and $7,191, respectively. The Company believes it is reasonably possible that the amount of unrecognized tax benefits may decrease by $20,339 within the next 12 months due to expirations in statutes of limitations.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
Balance at January 1, 2022 (gross balance of $40,706)	$39,572
Adjustments related to prior year ending balance	1,138
Additions based on tax positions related to the current year	2,857
Additions based on tax positions of prior years	798
Lapse of statute of limitations	(7,191)
Reductions for tax positions of prior years	(311)
Balance at December 31, 2022 (gross balance of $37,818)	$36,863
Additions based on tax positions related to the current year	2,994
Additions based on tax positions of prior years	646
Lapse of statute of limitations	(2,814)
Reductions for tax positions of prior years	(483)
Balance at December 30, 2023 (gross balance of $38,156)	$37,206
Additions based on tax positions related to the current year	5,156
Additions based on tax positions of prior years	24,458
Lapse of statute of limitations	(20,506)
Reductions for tax positions of prior years	(330)
Balance at December 28, 2024 (gross balance of $47,883)	$45,984

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
At December 28, 2024, the balance of the Company’s unrecognized tax benefits, which would, if recognized, affect the Company’s annual effective tax rate was $18,062. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company recognized $(4,475), $509 and $81 in 2024, 2023 and 2022, respectively, for interest and penalties classified as income tax expense (benefit) in the Consolidated Statements of Operations. At December 28, 2024 and December 30, 2023, the Company had a total of $2,324 and $6,805, respectively, of interest and penalties accrued related to unrecognized tax benefits.
The Company files U.S. federal income tax returns, as well as separate and combined income tax returns in numerous state and foreign jurisdictions. The Company remains subject to U.S. federal tax examinations for tax years 2019 through 2024. The Company is also subject to examination by various state and international tax authorities. The tax years subject to examination vary by jurisdiction. The Company regularly assesses the outcomes of both ongoing and future examinations for the current or prior years to ensure the Company’s provision for income taxes is sufficient. The Company recognizes liabilities based on estimates of whether additional taxes will be due and believes its reserves are adequate in relation to any potential assessments. The outcome of any one examination, some of which may conclude during the next 12 months, is not expected to have a material impact on the Company’s financial position or results of operations.
The Company operates in a Free Trade Zone governed and established by law in Costa Rica and the regulations thereunder. During 2023, the Company received approval for the Free Trade Zone which cannot be arbitrarily revoked. The Free Trade Zone will continue to be applicable so long as it continues to meet the legal obligations and commitments. This resulted in a rate benefit of $44,000 and $45,000 for 2024 and 2023, respectively.
(16)   Commitments and Contingencies
The Company is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with the accounting rules for contingencies, the Company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the consolidated financial statements of the Company in any of the years presented. Although the outcome of such items cannot be determined with certainty, the Company’s legal counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.
Purchase Commitments
In the ordinary course of business, the Company has entered into purchase commitments for raw materials, production and finished goods. These agreements, typically with terms ending within a year, require total payments of $240,398 in 2025.
License Agreements
The Company is party to several royalty-bearing license agreements for the use of third-party trademarks in certain of its products. The license agreements typically require a minimum guarantee to be paid either at the commencement of the agreement, by a designated date during the term of the agreement or by the end of the agreement period. When payments are made in advance of when they are due, the Company records a prepayment and amortizes the expense in the “Cost of sales” line in the Consolidated Statements of Operations uniformly over the guaranteed period. For guarantees required to be paid at the completion of the agreement, royalties are expensed through the “Cost of sales” line in the Consolidated Statements of Operations as the

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
related sales are made. The Company has reviewed all license agreements and has concluded that there are no liabilities recorded at inception of the agreements.
During 2024, 2023 and 2022, the Company incurred royalty expense of approximately $20,610, $23,004 and $23,882, respectively.
Minimum amounts due under the license agreements are approximately $20,760 in 2025, $20,919 in 2026, $21,199 in 2027, $21,586 in 2028, $21,625 in 2029 and $5,525 thereafter.
(17)   Stockholders’ Equity
The Company is authorized to issue up to 2,000,000 shares of common stock, par value $0.01 per share, and up to 50,000 shares of preferred stock, par value $0.01 per share, and the Company’s Board of Directors may, without stockholder approval, increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company is authorized to issue. At December 28, 2024 and December 30, 2023, 352,542 and 350,138 shares, respectively, of common stock were issued and outstanding and no shares of preferred stock were issued or outstanding.
On February 2, 2022, the Company’s Board of Directors approved a new share repurchase program for up to $600,000 of shares to be repurchased in open market transactions or privately negotiated transactions, subject to market conditions, legal requirements and other factors. Additionally, management has been granted authority to establish a trading plan under Rule 10b5-1 of the Exchange Act in connection with share repurchases, which allows the Company to repurchase shares in the open market during periods in which the stock trading window is otherwise closed for the Company, the Company’s directors and certain of the Company’s officers and employees pursuant to the Company’s insider trading policy. The new program replaced the Company’s previous share repurchase program for up to 40,000 shares that was originally approved on February 6, 2020. The Company did not purchase any shares of the Company’s common stock under the February 6, 2020 share repurchase program during 2022 through the expiration of the program on February 2, 2022. Under the new program, the Company entered into transactions to repurchase 1,577 shares at a weighted average repurchase price of $15.84 per share for the year ended December 31, 2022. The shares were repurchased at a total cost of $25,018 including broker’s commissions of $31. The Company did not repurchase any shares under the new program during 2023 or during 2024 through the expiration of the program on December 28, 2024. Share repurchases are currently prohibited under the Senior Secured Credit Facility. See Note “Debt” for additional information.
Dividends
In 2022, the Company’s Board of Directors declared regular quarterly cash dividends of $0.15 per share of the Company’s outstanding common stock, which were paid in 2022.
In January 2023, the Company’s Board of Directors eliminated the Company’s quarterly cash dividend as the Company shifted its capital allocation strategy to focus the use of all its free cash flow (cash from operations less capital expenditures) on reducing debt and bringing its leverage back to a range that is no greater than two to three times on a net debt-to-adjusted EBITDA basis. The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to the Company’s actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of the Company’s Board of Directors. The payment of annual dividends is currently prohibited under the Senior Secured Credit Facility. See Note “Debt” for additional information.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(18)   Accumulated Other Comprehensive Loss
The components of AOCI are as follows:
	Cumulative Translation Adjustment(1)	Cash Flow Hedges	Defined Benefit Plans	Income Taxes	Accumulated Other Comprehensive Loss
Balance at December 31, 2022	$(228,803)	$8,709	$(437,353)	$145,439	$(512,008)
Amounts reclassified from accumulated other comprehensive loss	—	(11,190)	16,315	1,868	6,993
Current-period other comprehensive income (loss) activity	15,321	(3,486)	1,203	(334)	12,704
Total other comprehensive income (loss)	15,321	(14,676)	17,518	1,534	19,697
Balance at December 30, 2023	$(213,482)	$(5,967)	$(419,835)	$146,973	$(492,311)
Amounts reclassified from accumulated other comprehensive loss	(17,388)	(10,729)	17,204	1,710	(9,203)
Current-period other comprehensive income (loss) activity	(103,436)	19,291	12,110	(3,673)	(75,708)
Total other comprehensive income (loss)	(120,824)	8,562	29,314	(1,963)	(84,911)
Balance at December 28, 2024	$(334,306)	$2,595	$(390,521)	$145,010	$(577,222)

(1)
Cumulative Translation Adjustment includes translation adjustments and net investment hedges. See Note “Financial Instruments and Risk Management” for additional disclosures about net investment hedges.

The Company uses a portfolio approach to release the income tax effects in accumulated other comprehensive loss related to pension and postretirement benefits. Under this approach, the income tax effects are released from accumulated other comprehensive loss based on the pre-tax adjustments to pension liabilities or assets recognized within other comprehensive income (loss). Any tax effects remaining in accumulated other comprehensive loss are released only when the entire portfolio of the pension and postretirement benefits is liquidated, sold or extinguished.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The Company had the following reclassifications out of AOCI:
Component of AOCI	Location of Reclassification from AOCI	Amount of Reclassification from AOCI into Net Income (Loss)
		Years Ended
		December 28, 2024	December 30, 2023	December 31, 2022
Write-off of cumulative translation associated with sale of business	Income (loss) from discontinued operations, net of tax	$17,388	$—	$13,473
Gain (loss) on forward foreign exchange contracts designated as cash flow hedges	Cost of sales	2,855	6,523	4,643
	Income tax	(957)	(2,308)	(1,507)
	Income (loss) from discontinued operations, net of tax	1,111	(1,639)	4,567
	Net of tax	3,009	2,576	7,703
Gain on interest rate contracts designated as cash flow hedges	Interest expense, net	6,242	5,279	—
	Income tax	—	—	—
	Net of tax	6,242	5,279	—
Gain (loss) on cross-currency swap contracts designated as cash flow hedges	Selling, general and administrative expenses	—	973	(20,016)
	Interest expense, net	—	581	(5,940)
	Income tax	—	—	—
	Net of tax	—	1,554	(25,956)
Amortization of deferred actuarial loss and prior service cost and settlement cost	Other expenses	(17,209)	(16,315)	(20,809)
	Income tax	(232)	(87)	52
Pension activity associated with sale of business	Income (loss) from discontinued operations, net of tax	5	—	(460)
	Net of tax	(17,436)	(16,402)	(21,217)
Total reclassifications		$9,203	$(6,993)	$(25,997)
(19)   Financial Instruments and Risk Management
The Company uses forward foreign exchange contracts and has used cross-currency swap contracts to manage its exposures to movements in foreign exchange rates primarily related to the Australian dollar, Mexican peso and Canadian dollar and has used interest rate contracts to manage its exposures to movements in interest rates. The Company has also used a combination of cross-currency swap contracts and long-term debt to manage its exposure to foreign currency risk associated with the Company’s net investment in its European subsidiaries.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Hedge Type	December 28, 2024	December 30, 2023
U.S. dollar equivalent notional amount of derivative instruments:
Forward foreign exchange contracts	Cash Flow and Mark to Market	$154,310	$308,760
Interest rate contracts	Cash Flow	$—	$900,000
Fair Values of Derivative Instruments
The fair values of derivative instruments related to forward foreign exchange contracts, cross-currency swap contracts and interest rate contracts recognized in the Consolidated Balance Sheets of the Company were as follows:
	Balance Sheet Location	Fair Value
		December 28, 2024	December 30, 2023
Derivatives designated as hedging instruments:
Forward foreign exchange contracts	Other current assets	$4,431	$57
Interest rate contracts	Other current assets	—	23
Forward foreign exchange contracts	Other noncurrent assets	361	—
Derivatives not designated as hedging instruments:
Forward foreign exchange contracts	Other current assets	3,941	142
Total derivative assets		8,733	222
Derivatives designated as hedging instruments:
Forward foreign exchange contracts	Accrued liabilities and other: Other	(41)	(2,508)
Forward foreign exchange contracts	Other noncurrent liabilities	—	(290)
Interest rate contracts	Other noncurrent liabilities	—	(5,929)
Derivatives not designated as hedging instruments:
Forward foreign exchange contracts	Accrued liabilities and other: Other	(20)	(2,784)
Total derivative liabilities		(61)	(11,511)
Net derivative asset (liability)		$8,672	$(11,289)
Cash Flow Hedges
The Company uses forward foreign exchange contracts and has used cross-currency swap contracts to reduce the effect of fluctuating foreign currencies on foreign currency-denominated transactions, foreign currency-denominated investments and other known foreign currency exposures. Gains and losses on these contracts are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The Company has also used interest rate contracts to reduce the effect of the variability in future interest payments on variable-rate debt to lock in certainty of future cash flows.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
On April 1, 2021, in connection with a reduction in the amount of the 3.5% Senior Notes designated in the European net investment hedge discussed below, the Company entered into three pay-fixed rate, receive-fixed rate cross-currency swap contracts with a total notional amount of €300,000. The Company designated these cross-currency swap contracts to hedge the undesignated portion of the foreign currency cash flow exposure related to the Company’s 3.5% Senior Notes. These cross-currency swap contracts swapped Euro-denominated interest payments for U.S. dollar-denominated interest payments, thereby economically converting €300,000 of the Company’s €500,000 fixed-rate 3.5% Senior Notes to a fixed-rate 4.7945% USD-denominated obligation. In February 2023, in connection with the redemption of the 3.5% Senior Notes, the Company unwound these cross-currency swap contracts, which had an original maturity date of June 15, 2024. The Company paid $30,935 to settle the cross-currency swap contracts, which was reported in “Net cash from operating activities” in the Consolidated Statements of Cash Flows in 2023. The remaining gain in AOCI of $1,254 was released into earnings at the time of settlement and has been recorded in the “Interest expense, net” line in the Consolidated Statements of Operations in 2023. The Company had no cross-currency swap contracts designated as cash flow hedges as of December 28, 2024 or December 30, 2023.
In March 2023, the Company entered into an interest rate contract with a total notional amount of $900,000, which amortizes down to $600,000 on March 31, 2025. The Company designated this interest rate contract, which matures on March 31, 2026, to hedge the variability in contractually specified interest rates above 50 basis points associated with future interest payments on a portion of the Company’s variable-rate term loans to lock in certainty of future cash flows. In October 2024, in connection with the pay down of term debt related to the Initial Closing of the sale of the global Champion business, the Company terminated the interest rate contract, which had a remaining loss in AOCI of $4,155 on the termination date that will be amortized into earnings through the original contract maturity date of March 31, 2026. The Company had no interest rate contracts designated as cash flow hedges as of December 28, 2024.
The Company expects to reclassify into earnings during the next 12 months a net gain from AOCI of approximately $2,823. The Company is hedging exposure to the variability in future foreign currency-denominated cash flows for forecasted transactions over the next 16 months. The Company also expects the amortization of AOCI related to the interest rate contract over the next 15 months.
The effect of derivative instruments designated as cash flow hedges on the Consolidated Statements of Operations and AOCI is as follows:
	Amount of Gain (Loss) Recognized in AOCI on Derivative Instruments
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Forward foreign exchange contracts	$10,767	$28	$10,843
Interest rate contracts	8,524	(649)	—
Cross-currency swap contracts	—	(2,865)	(22,305)
Total	$19,291	$(3,486)	$(11,462)

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income
		Years Ended
		December 28, 2024	December 30, 2023	December 31, 2022
Forward foreign exchange contracts(1)	Cost of sales	$2,855	$6,523	$4,643
Forward foreign exchange contracts(1)	Income (loss) from discontinued operations, net of tax	1,632	(2,166)	6,386
Interest rate contracts	Interest expense, net	6,242	5,279	—
Cross-currency swap contracts(1)	Selling, general and administrative expenses	—	973	(20,016)
Cross-currency swap contracts(1)	Interest expense, net	—	581	(5,940)
Total		$10,729	$11,190	$(14,927)

(1)
The Company does not exclude amounts from effectiveness testing for cash flow hedges that would require recognition into earnings based on changes in fair value.

The following table presents the amounts in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Cost of sales	$2,147,914	$2,347,496	$2,515,774
Selling, general and administrative expenses	$1,173,576	$1,025,612	$1,079,664
Interest expense, net	$195,901	$214,187	$131,733
Income (loss) from discontinued operations, net of tax	$(222,436)	$(46,874)	$193,341
Net Investment Hedges
In July 2019, the Company entered into two pay-fixed rate, receive-fixed rate cross-currency swap contracts with a total notional amount of €300,000 that were designated as hedges of a portion of the beginning balance of the Company’s net investment in its European subsidiaries. These cross-currency swap contracts, which had an original maturity date of May 15, 2024, swapped U.S. dollar-denominated interest payments for Euro-denominated interest payments, thereby economically converting a portion of the Company’s fixed-rate 4.625% Senior Notes to a fixed-rate 2.3215% Euro-denominated obligation.
In July 2019, the Company also designated the full amount of its 3.5% Senior Notes with a carrying value of €500,000, which was a nonderivative financial instrument, as a hedge of a portion of the beginning balance of the Company’s European net investment. As of April 1, 2021, the Company reduced the amount of its 3.5% Senior Notes designated in the European net investment hedge from €500,000 to €200,000.
In February 2023, in connection with the redemption of the 3.5% Senior Notes, the Company de-designated the remainder of the 3.5% Senior Notes in the European net investment hedge and unwound these cross-currency swap contracts. The Company received $18,942 to settle the cross-currency swap contracts, which was reported in “Net cash from investing activities” in the Consolidated Statements of Cash Flows in 2023. There was a cumulative gain of $5,525 from the designated portion of the 3.5% Senior Notes and a cumulative gain of $19,001 from the cross-currency swap contracts that have remained in cumulative

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
translation adjustment, a component of AOCI. Both were released into earnings at the completion of the Initial Closing of the global Champion business in the fourth quarter of 2024. The Company had no derivative or nonderivative financial instruments designated as net investment hedges as of December 28, 2024 or December 30, 2023.
The amount of after-tax gains (losses) included in AOCI in the Consolidated Balance Sheets related to derivative instruments and nonderivative financial instruments designated as net investment hedges are as follows:
	Amount of Gain (Loss) Recognized in AOCI
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Euro-denominated long-term debt	$—	$(469)	$9,716
Cross-currency swap contracts	—	531	14,497
Total	$—	$62	$24,213
The effect of derivative and non-derivative instruments designated as net investment hedges on the Consolidated Statements of Operations are as follows:
	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income
		Years Ended
		December 28, 2024	December 30, 2023	December 31, 2022
Euro-denominated long-term debt	Income (loss) from discontinued operations, net of tax	$5,525	$—	$(13,348)
Cross-currency swap contracts	Income (loss) from discontinued operations, net of tax	19,001	—	(2,505)
Cross-currency swap contracts (amounts excluded from effectiveness testing)	Interest expense, net	—	960	8,368
Total		$24,526	$960	$(7,485)
The following table presents the amounts in the Consolidated Statements of Operations in which the effects of net investment hedges are recorded:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Income (loss) from discontinued operations, net of tax	$(222,436)	$(46,874)	$193,341
Interest expense, net (amounts excluded from effectiveness testing)	$195,901	$214,187	$131,733
Mark to Market Hedges
Derivatives used in mark to market hedges are not designated as hedges under the accounting standards. The Company uses forward foreign exchange derivative contracts as hedges against the impact of foreign exchange fluctuations on existing accounts receivable and payable balances and intercompany lending transactions denominated in foreign currencies. Forward foreign exchange derivative contracts are recorded

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
as mark to market hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period. Any gains or losses resulting from changes in fair value are recognized directly into earnings. Gains or losses on these contracts largely offset the net remeasurement gains or losses on the related assets and liabilities.
The effect of derivative instruments not designated as hedges on the Consolidated Statements of Operations is as follows:
	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income
		Years Ended
		December 28, 2024	December 30, 2023	December 31, 2022
Forward foreign exchange contracts	Cost of sales	$2,910	$(6,801)	$(7,830)
Forward foreign exchange contracts	Selling, general and administrative expenses	—	222	(290)
Forward foreign exchange contracts	Income (loss) from discontinued operations, net of tax	522	302	(8,727)
Total		$3,432	$(6,277)	$(16,847)
(20)   Fair Value of Assets and Liabilities
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the Company’s assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•
Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•
Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•
Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The Company primarily applies the market approach for commodity derivatives and for all defined benefit plan investment assets and the income approach for interest rate and foreign currency derivatives for recurring fair value measurements and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The determination of fair values incorporates various factors that include not only the credit standing of the counterparties involved and the impact of credit enhancements, but also the impact of the Company’s nonperformance risk on its liabilities. The Company’s assessment of the significance of a particular input to the fair value

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
As of December 28, 2024 and December 30, 2023, the Company held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. These consisted of the Company’s derivative instruments related to forward foreign exchange derivative contracts, interest rate derivative contracts, defined benefit pension plan investment assets and deferred compensation plan liabilities. The fair values of forward foreign exchange derivative contracts are determined using the cash flows of the forward contracts, discount rates to account for the passage of time and current foreign exchange market data which are all based on inputs readily available in public markets and are categorized as Level 2. The fair values of interest rate derivative contracts are determined using the cash flows of the contracts, discount rates to account for the passage of time, current foreign exchange and interest rate market data and credit risk, which are all based on inputs readily available in public markets and are categorized as Level 2. The fair value of deferred compensation plan liabilities is based on readily available current market data and is categorized as Level 2. The fair values of defined benefit pension plan investment assets include: certain U.S. equity securities, foreign equity securities and cash and cash equivalents that are determined based on quoted prices in public markets categorized as Level 1; certain U.S. equity securities, foreign equity securities, debt securities and commodity investments measured at their net asset value, which is determined based on inputs readily available in public markets; and investments in hedge fund of funds and real estate investments that are based on unobservable inputs about which little or no market data exists and are measured at a net asset value. Assets valued utilizing a net asset value are not required to be categorized within the fair value hierarchy.
There were no changes during 2024 to the Company’s valuation techniques used to measure asset and liability fair values on a recurring basis. As of and for the year ended December 28, 2024, the Company did not have any non-financial assets or liabilities that were required to be measured at fair value on a recurring basis or non-recurring basis.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The following tables set forth by level within the fair value hierarchy the Company’s financial assets and liabilities accounted for at fair value on a recurring basis.
	Assets (Liabilities) at Fair Value as of December 28, 2024
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan investment assets:
Cash and other	$9,035	$9,035	$—	$—
Total plan assets in the fair value hierarchy	9,035	9,035	—	—
Plan assets measured at net asset value:(1)
Hedge fund of funds	824
U.S. equity securities	161,940
Foreign equity securities	126,809
Debt securities	383,576
Real estate	51,671
Total plan assets measured at net asset value	724,820
Total plan assets	733,855
Derivative contracts:
Forward foreign exchange contracts – assets	8,733	—	8,733	—
Forward foreign exchange contracts – liabilities	(61)	—	(61)	—
Total derivative contracts	8,672	—	8,672	—
Deferred compensation plan liability	(12,987)	—	(12,987)	—
Total	$729,540	$9,035	$(4,315)	$—

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Assets (Liabilities) at Fair Value as of December 30, 2023
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan investment assets:
U.S. equity securities	$31,435	$31,435	$—	$—
Foreign equity securities	1,469	1,469	—	—
Cash and other	8,272	8,272	—	—
Total plan assets in the fair value hierarchy	41,176	41,176	—	—
Plan assets measured at net asset value:(1)
Hedge fund of funds	77,707
U.S. equity securities	142,951
Foreign equity securities	177,459
Debt securities	326,002
Real estate	57,065
Total plan assets measured at net asset value	781,184
Total plan assets	822,360
Derivative contracts:
Forward foreign exchange contracts – assets	199	—	199	—
Interest rate contracts – assets	23	—	23	—
Forward foreign exchange contracts – liabilities	(5,582)	—	(5,582)	—
Interest rate contracts – liabilities	(5,929)	—	(5,929)	—
Total derivative contracts	(11,289)	—	(11,289)	—
Deferred compensation plan liability	(16,001)	—	(16,001)	—
Total	$795,070	$41,176	$(27,290)	$—

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable approximated fair value as of December 28, 2024 and December 30, 2023. The fair value of debt, which is classified as a Level 2 liability, was $2,326,202 and $3,259,299 as of December 28, 2024 and December 30, 2023, respectively. Debt had a carrying value of $2,298,267 and $3,336,750 as of December 28, 2024 and December 30, 2023, respectively. The fair values were estimated using quoted market prices as provided in secondary markets, which consider the Company’s credit risk and market related conditions.
(21)   Business Segment Information
The Company regularly monitors its reportable segments to determine if changes in facts and circumstances would indicate whether changes in the determination or aggregation of operating segments are necessary. In the second quarter of 2024, the Company announced that it reached an agreement to sell the

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
global Champion business as discussed in Note “Assets and Liabilities of Businesses Held for Sale” and as a result, this business was reclassified as held for sale and reflected as discontinued operations for all periods presented. While the global Champion business was reflected within all reportable segments prior to its reclassification to discontinued operations, the U.S. Champion business made up the majority of the Company’s former Activewear segment. Accordingly, the former Activewear segment has been eliminated and the segment information herein excludes the results of the global Champion business for all periods presented. As a result of the strategic shift and resulting reorganization, the chief executive officer, who is the Company’s chief operating decision maker, began reviewing all U.S. innerwear and U.S. activewear operations together as one U.S. operating segment and the Company’s operations are now managed and reported in two operating segments, each of which is a reportable segment for financial reporting purposes: U.S. and International. In December 2024, the Champion Japan business, which was previously reported within the International segment, was classified as held for sale and reflected as discontinued operations for all periods presented. Accordingly, the Champion Japan business has been excluded from the International segment information herein. These changes have been applied to all periods presented. These segments are organized and managed principally by geographic location. Each segment has its own management team that is responsible for the operations of the segment’s businesses, but the segments share a common supply chain and media and marketing platforms.
Other consists of the Company’s U.S. Sheer Hosiery business prior to its sale on September 29, 2023, certain sales from the Company’s supply chain to the European Innerwear business which was sold on March 5, 2022 and short term support and transition service agreements for disposed businesses. The Company’s U.S.-based outlet store business was also reflected in Other prior to its reclassification to discontinued operations in the second quarter of 2024 as discussed in Note “Assets and Liabilities of Businesses Held for Sale.” As a result of this reclassification, the results of the U.S.-based outlet store business are excluded from the segment information herein for all periods presented.
The Company’s chief executive officer is the Company’s chief operating decision maker (“CODM”). The Company’s CODM manages business operations, evaluates performance and allocates resources based on the segments’ net revenues and operating income. The CODM reviews net revenues and operating income each month while considering variances compared to forecast and changes from prior periods. The Company reports inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.
The types of products and services from which each reportable segment derives its revenues are as follows:
•
U.S. primarily includes innerwear sales in the United States of basic branded apparel products that are replenishment in nature under the product categories of men’s underwear, women’s panties, children’s underwear and socks, and intimate apparel, which includes bras and shapewear. This segment also includes other apparel sales in the United States of branded products that are primarily seasonal in nature to both retailers and wholesalers.

•
International primarily includes sales of the Company’s innerwear and other apparel products outside the United States, primarily in Australia, Latin America, Asia and Canada.

The Company evaluates the operating performance of its segments based upon segment operating profit, which is defined as operating profit before general corporate expenses, restructuring and other action-related charges and amortization of intangibles. The accounting policies of the segments are consistent with those described in Note “Summary of Significant Accounting Policies.”

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Year Ended
	December 28, 2024
	U.S.	International	Total
Segment net sales	$2,581,137	$908,433	$3,489,570
Reconciliation of net sales:
Other net sales			17,868
Total net sales			3,507,438
Less(1):
Media, advertising and promotion	138,606	37,913	176,519
Distribution	169,058	73,834	242,892
Other segment costs(2)	1,724,621	690,180	2,414,801
Total segment operating profit	548,852	106,506	655,358
Reconciliation of operating profit:
Other profit (loss)			2,550
General corporate expenses			(225,997)
Restructuring and other action-related charges			(229,223)
Amortization of intangibles			(16,740)
Total operating profit			185,948
Other expenses			(47,441)
Interest expense, net			(195,901)
Income (loss) from continuing operations before income taxes			$(57,394)

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Year Ended
	December 30, 2023
	U.S.	International	Total
Segment net sales	$2,636,656	$933,067	$3,569,723
Reconciliation of net sales:
Other net sales			69,663
Total net sales			3,639,386
Less(1):
Media, advertising and promotion	90,415	37,205	127,620
Distribution	177,531	69,510	247,041
Other segment costs(2)	1,964,437	717,519	2,681,956
Total segment operating profit	404,273	108,833	513,106
Reconciliation of segment operating profit (loss):
Other profit (loss)			(1,189)
General corporate expenses			(204,019)
Restructuring and other action-related charges			(22,799)
Amortization of intangibles			(18,821)
Total operating profit			266,278
Other expenses			(37,761)
Interest expense, net			(214,187)
Income (loss) from continuing operations before income taxes			$14,330

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Year Ended
	December 31, 2022
	U.S.	International	Total
Segment net sales	$2,692,175	$1,010,541	$3,702,716
Reconciliation of net sales:
Other net sales			160,093
Total net sales			3,862,809
Less(1):
Media, advertising and promotion	89,724	48,662	138,386
Distribution	195,448	70,899	266,347
Other segment costs(2)	2,004,306	746,607	2,750,913
Total segment operating profit	402,697	144,373	547,070
Reconciliation of segment operating profit:
Other profit (loss)			21,774
General corporate expenses			(228,782)
Restructuring and other action-related charges			(54,642)
Amortization of intangibles			(18,049)
Total operating profit			267,371
Other expenses			(8,294)
Interest expense, net			(131,733)
Income (loss) from continuing operations before income taxes			$127,344

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

The Company incurred restructuring and other action-related charges that were reported in the following lines in the Consolidated Statements of Operations:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Cost of sales	$91,179	$2,153	$13,645
Selling, general and administrative expenses	138,044	20,646	40,997
Total included in operating profit	229,223	22,799	54,642
Other expenses	9,412	8,350	—
Interest expense, net	—	(1,254)	—
Total included in income (loss) from continuing operations before income taxes	238,635	29,895	54,642
Income tax (expense) benefit	—	85,122	(413,766)
Total restructuring and other action-related charges	$238,635	$(55,227)	$468,408

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
The components of restructuring and other action-related charges were as follows:
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Restructuring and other action-related charges:
Supply chain restructuring and consolidation	$171,529	$1,128	$14,345
Corporate asset impairment charges	20,107	—	—
Headcount actions and related severance	16,993	5,149	6,975
Professional services	16,488	3,819	23,994
Technology	1,859	8,347	11,922
Loss (gain) on sale of business and classification of assets held for sale	—	3,641	(3,535)
Other	2,247	715	941
Total included in operating profit	229,223	22,799	54,642
Loss on extinguishment and refinancing of debt included in other expenses	9,412	8,466	—
Gain on final settlement of cross currency swap contracts included in other expenses	—	(116)	—
Gain on final settlement of cross currency swap contracts included in interest expense, net	—	(1,254)	—
Total included in income (loss) from continuing operations before income taxes	238,635	29,895	54,642
Discrete tax (expense) benefit	—	85,122	(422,918)
Tax effect on actions	—	—	9,152
Total included in income tax (expense) benefit	—	85,122	(413,766)
Total restructuring and other action-related charges	$238,635	$(55,227)	$468,408
Significant restructuring and other action-related charges within operating profit are discussed below.
•
Supply chain restructuring and consolidation charges in 2024 include:

•
$80,748 reflected in the “Cost of Sales” line in the Consolidated Statements of Operations, primarily related to charges of $53,953 to write down inventory as a result of further SKU rationalization efforts and $20,334 for severance and related employee actions for impacted supply chain facilities; and

•
$90,781 reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations, primarily related to charges of $72,047 for impairment of an owned facility that was classified as held for sale and a right of use asset for which the leased facility was not in operation, $10,921 for accelerated amortization of right of use assets for leased facilities that the Company expects to exit before the end of the contractual lease term, and $3,590 for headcount actions and related severance related to restructuring and consolidation efforts within the Company’s supply chain network.

•
Supply chain restructuring and consolidation charges in 2023 and 2022 are reflected in the “Cost of Sales” line in the Consolidated Statements of Operations and primarily represent supply chain segmentation charges to restructure and position the Company’s distribution and manufacturing network to align with its demand trends.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
•
Corporate asset impairment charges in 2024 include charges of $10,395, reflected in the “Cost of sales” line in the Consolidated Statements of Operations, primarily related to a contract termination, and $9,712, reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations, primarily related to charges for impairment of the Company’s headquarters location sold in 2024.

•
In addition to the charges discussed above, the following restructuring and other action-related charges are primarily reflected in the “Selling, general and administrative expenses” line in the Consolidated Statements of Operations in 2024, 2023 and 2022:

•
Headcount actions and related severance charges related to operating model initiatives.

•
Fees for professional services that primarily include consulting and advisory services related to restructuring activities.

•
Technology charges related to the implementation of the Company’s technology modernization initiative including the implementation of a global enterprise resource planning platform.

•
The (gain) loss on sale of business and classification of assets held for sale related to the sale of the Company’s U.S. Sheer Hosiery business, which was sold to AllStar in 2023. See Note “Assets and Liabilities of Businesses Held for Sale” for additional information regarding the U.S. Sheer Hosiery business.

•
Restructuring and other action-related charges recorded in the “Other expenses” and “Interest expense, net” lines in the Consolidated Statements of Operations included the following:

•
In 2024, the Company recorded a charge of $9,412 in the “Other expenses” line for the write-off of unamortized debt issuance costs related to the requirement to pay down a portion of the Company’s outstanding term debt under the Senior Secured Credit Facility with the net proceeds from the sale of the global Champion business.

•
In 2023, the Company recorded a charge of $8,466 in restructuring and other action-related charges related to the redemption of its 4.625% Senior Notes and 3.5% Senior Notes. The charge, which is recorded in the “Other expenses” line, included a payment of $4,632 for a required make-whole premium related to the redemption of the 3.5% Senior Notes and a non-cash charge of $3,834 for the write-off of unamortized debt issuance costs related to the redemption of the 4.625% Senior Notes and the 3.5% Senior Notes.

•
Additionally, in 2023, in connection with the redemption of the 3.5% Senior Notes, the Company unwound the related cross-currency swap contracts previously designated as cash flow hedges and the remaining gain in AOCI of $1,254 was released into earnings at the time of settlement which is recorded in the “Interest expense, net” line in the Consolidated Statements of Operations. See Note “Financial Instruments and Risk Management” for additional information.

Restructuring and other action-related charges in 2023 included discrete tax benefits of $85,122, of which $80,859 was recorded in the fourth quarter of 2023, representing an adjustment to non-cash reserves established at December 31, 2022 related to deferred taxes for Swiss statutory impairments, which are not indicative of the Company’s core operations. In the fourth quarter of 2022, the Company recorded a non-cash discrete tax charge of $422,918 to reflect a full valuation allowance against the Company’s U.S. federal and state deferred tax assets. As of December 31, 2022, the Company concluded that, based on its evaluation of all available positive and negative evidence, its U.S. federal and state deferred tax assets were no longer more likely than not realizable. In making this determination, the Company evaluated positive evidence, including its projections of future taxable income which demonstrate a long-term return to profitability in the U.S., and negative evidence, including recent tax losses incurred and expected near term tax losses in connection with its domestic operations and the lack of sufficient taxable temporary differences expected to reverse in future

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
periods, and determined that the negative evidence outweighed the positive. Restructuring and other action-related charges in 2022 also included the tax effect on actions, which represents the applicable effective tax rate on the restructuring and other action-related charges based on the jurisdiction of where the charges were incurred.
As of December 30, 2023, the Company had an accrual of $10,890 for expected benefit payments related to actions taken in prior years. During 2024, the Company approved headcount actions and related severance to align its workforce and manufacturing and distribution network with its strategic initiatives resulting in charges of $58,779 for employee termination and other benefits for employees affected by the actions. The Company recorded $20,370 of these charges in the “Cost of sales” line, $20,547 in the “Selling, general and administrative expenses” line, and $17,862 in the “Loss from discontinued operations, net of tax” line in the Consolidated Statements of Operations in 2024. The charges related to continuing operations, which totaled $40,917 in 2024, are included in the “Supply chain restructuring and consolidation” and the “Headcount actions and related severance” lines in the restructuring and other action-related charges table above. During 2024, the Company made benefit payments and other adjustments of $27,494, resulting in an ending accrual of $42,175 which is included in the “Other” accrued liabilities line of the Consolidated Balance Sheets at December 28, 2024.
	December 28, 2024
	U.S.	International	Other	Unallocated	Total Assets
Assets:
Inventories	$711,323	$146,190	$13,531	$—	$871,044
Assets held for sale	—	—	—	160,023	160,023
All other assets	—	—	—	2,809,874	2,809,874
Total assets					$3,840,941
	December 30, 2023
	U.S.	International	Other	Unallocated	Total Assets
Assets:
Inventories	$806,347	$150,083	$—	$—	$956,430
Assets held for sale	—	—	—	1,564,283	1,564,283
All other assets	—	—	—	3,119,601	3,119,601
Total assets					$5,640,314
	Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Depreciation and amortization expense:
U.S.	$48,132	$45,985	$44,005
International	11,029	10,643	12,314
	59,161	56,628	56,319
Corporate	19,919	23,326	23,067
Total depreciation and amortization expense	$79,080	$79,954	$79,386
Sales to Walmart, Amazon and Target were substantially in the U.S. segment and represented 24%, 13% and 11% of total net sales in 2024, respectively, 24%, 10% and 12% in 2023, respectively, and 23%, 10% and 10% in 2022, respectively.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
(22)   Geographic Area Information
	Years Ended or at
	December 28, 2024		December 30, 2023		December 31, 2022
	Sales	Property, Net	Sales	Property, Net	Sales	Property, Net
Americas	$2,743,054	$111,918	$2,844,488	$264,750	$2,956,287	$292,071
Asia Pacific	667,069	76,341	680,792	88,285	756,648	83,069
Europe	5,625	—	17,216	—	41,833	29
Other	91,690	—	96,890	—	108,041	—
	$3,507,438	$188,259	$3,639,386	$353,035	$3,862,809	$375,169
Net sales in the United States were $2,597,777, $2,690,485, and $2,810,487 in 2024, 2023 and 2022, respectively, and property, (net) in the United States were $28,046, $65,117, and $81,056 in 2024, 2023 and 2022, respectively.
The net sales by geographic region are attributed by customer location. The property by geographic region includes assets held and used, which are recognized within the “Property, net” line in the Consolidated Balance Sheets.
(23)   Quarterly Financial Data (Unaudited)
The following table presents the summarized unaudited quarterly financial data of the Company for each of the quarters in the years ended December 28, 2024 and December 30, 2023.

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Quarters Ended
	March 30, 2024	June 29, 2024	September 28, 2024	December 28, 2024
Net sales	$744,675	$973,927	$900,367	$888,469
Cost of sales	447,242	675,584	526,890	498,198
Gross profit	297,433	298,343	373,477	390,271
Selling, general and administrative expenses	262,019	361,546	279,440	270,571
Operating profit (loss)	35,414	(63,203)	94,037	119,700
Other expenses	9,062	10,616	9,343	18,420
Interest expense, net	50,583	50,279	48,542	46,497
Income (loss) from continuing operations before income taxes	(24,231)	(124,098)	36,152	54,783
Income tax expense	8,571	11,485	11,430	9,115
Income (loss) from continuing operations	(32,802)	(135,583)	24,722	45,668
Income (loss) from discontinued operations, net of tax	(6,320)	(162,797)	5,229	(58,548)
Net income (loss)	$(39,122)	$(298,380)	$29,951	$(12,880)
Earnings (loss) per share – basic:
Continuing operations	$(0.09)	$(0.39)	$0.07	$0.13
Discontinued operations	(0.02)	(0.46)	0.01	(0.17)
Net income (loss)	$(0.11)	$(0.85)	$0.09	$(0.04)
Earnings (loss) per share – diluted:
Continuing operations	$(0.09)	$(0.39)	$0.07	$0.13
Discontinued operations	(0.02)	(0.46)	0.01	(0.16)
Net income (loss)	$(0.11)	$(0.85)	$0.08	$(0.04)

HANESBRANDS INC.
Notes to Consolidated Financial Statements — (Continued)
Years ended December 28, 2024, December 30, 2023 and December 31, 2022
(amounts in thousands, except per share data)
	Quarters Ended
	April 1, 2023	July 1, 2023	September 30, 2023	December 30, 2023
Net sales	$849,314	$1,013,176	$926,613	$850,283
Cost of sales	580,930	666,168	591,708	508,690
Gross profit	268,384	347,008	334,905	341,593
Selling, general and administrative expenses	243,848	277,220	257,390	247,154
Operating profit	24,536	69,788	77,515	94,439
Other expenses	14,709	7,046	8,911	7,095
Interest expense, net	45,209	58,679	56,614	53,685
Income (loss) from continuing operations before income taxes	(35,382)	4,063	11,990	33,659
Income tax expense (benefit)	16,180	12,826	21,280	(65,104)
Income (loss) from continuing operations	(51,562)	(8,763)	(9,290)	98,763
Income (loss) from discontinued operations, net of tax	17,158	(13,701)	(29,509)	(20,822)
Net income (loss)	$(34,404)	$(22,464)	$(38,799)	$77,941
Earnings (loss) per share – basic:
Continuing operations	$(0.15)	$(0.03)	$(0.03)	$0.28
Discontinued operations	0.05	(0.04)	(0.08)	(0.06)
Net income (loss)	$(0.10)	$(0.06)	$(0.11)	$0.22
Earnings (loss) per share – diluted:
Continuing operations	$(0.15)	$(0.03)	$(0.03)	$0.28
Discontinued operations	0.05	(0.04)	(0.08)	(0.06)
Net income (loss)	$(0.10)	$(0.06)	$(0.11)	$0.22

Unaudited condensed consolidated financial statements of
Hanesbrands Inc.
as at September 27, 2025,
and
for the three and nine months ended
September 27, 2025 and September 28, 2024

HANESBRANDS INC.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net sales	$891,683	$900,367	$2,643,156	$2,618,969
Cost of sales	528,233	526,890	1,551,081	1,649,716
Gross profit	363,450	373,477	1,092,075	969,253
Selling, general and administrative expenses	255,922	279,440	749,981	903,005
Operating profit	107,528	94,037	342,094	66,248
Other expenses	8,053	9,343	34,348	29,021
Interest expense, net	47,116	48,542	137,971	149,404
Income (loss) from continuing operations before income taxes	52,359	36,152	169,775	(112,177)
Income tax expense (benefit)	(219,548)	11,430	(201,771)	31,486
Income (loss) from continuing operations	271,907	24,722	371,546	(143,663)
Gain (loss) from discontinued operations, net of tax	(1,171)	5,229	(28,655)	(163,888)
Net income (loss)	$270,736	$29,951	$342,891	$(307,551)
Earnings (loss) per share – basic:
Continuing operations	$0.77	$0.07	$1.05	$(0.41)
Discontinued operations	—	0.01	(0.08)	(0.47)
Net income (loss)	$0.76	$0.09	$0.97	$(0.87)
Earnings (loss) per share – diluted:
Continuing operations	$0.76	$0.07	$1.04	$(0.41)
Discontinued operations	—	0.01	(0.08)	(0.47)
Net income (loss)	$0.76	$0.08	$0.96	$(0.87)
See accompanying notes to Condensed Consolidated Financial Statements.
1

HANESBRANDS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(in thousands)
(unaudited)
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net income (loss)	$270,736	$29,951	$342,891	$(307,551)
Other comprehensive income:
Translation adjustments	1,993	53,550	50,870	5,369
Unrealized loss on qualifying cash flow hedges, net of tax of $(68), $1,127, $1,734 and $594, respectively	(1,693)	(11,451)	(5,212)	(236)
Unrecognized income from pension and postretirement plans, net of tax of $(15), $(578), $126 and $(409), respectively	3,580	3,987	10,817	13,673
Total other comprehensive income	3,880	46,086	56,475	18,806
Comprehensive income (loss)	$274,616	$76,037	$399,366	$(288,745)
See accompanying notes to Condensed Consolidated Financial Statements.
2

HANESBRANDS INC.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)
(unaudited)
	September 27, 2025	December 28, 2024	September 28, 2024
Assets
Cash and cash equivalents	$217,573	$214,854	$316,801
Trade accounts receivable, net	454,977	376,195	463,327
Inventories	990,953	871,044	897,170
Other current assets	143,313	152,853	174,530
Current assets held for sale	72,603	100,430	487,874
Total current assets	1,879,419	1,715,376	2,339,702
Property, net	190,417	188,259	196,627
Right-of-use assets	274,251	222,759	246,477
Trademarks and other identifiable intangibles, net	908,108	886,264	954,945
Goodwill	649,598	638,370	662,134
Deferred tax assets	228,182	13,591	19,740
Other noncurrent assets	123,777	116,729	116,177
Noncurrent assets held for sale	23,966	59,593	925,796
Total assets	$4,277,718	$3,840,941	$5,461,598
Liabilities and Stockholders’ Equity
Accounts payable	$572,283	$593,377	$674,589
Accrued liabilities	397,585	452,940	529,766
Lease liabilities	70,457	64,233	66,664
Accounts Receivable Securitization Facility	109,000	95,000	—
Current portion of long-term debt	26,250	—	59,000
Current liabilities held for sale	69,298	42,990	245,443
Total current liabilities	1,244,873	1,248,540	1,575,462
Long-term debt	2,206,666	2,186,057	3,211,248
Lease liabilities – noncurrent	252,999	206,124	226,900
Pension and postretirement benefits	55,388	66,171	84,158
Other noncurrent liabilities	60,819	67,452	101,294
Noncurrent liabilities held for sale	10,536	32,587	113,192
Total liabilities	3,831,281	3,806,931	5,312,254
Stockholders’ equity:
Preferred stock (50,000,000 authorized shares; $.01 par value) Issued and outstanding – None	—	—	—
Common stock (2,000,000,000 authorized shares; $.01 par value) Issued and outstanding – 353,802,157, 352,541,826 and 351,779,995, respectively	3,538	3,525	3,518
Additional paid-in capital	386,151	373,213	371,966
Retained earnings	577,495	234,494	247,365
Accumulated other comprehensive loss	(520,747)	(577,222)	(473,505)
Total stockholders’ equity	446,437	34,010	149,344
Total liabilities and stockholders’ equity	$4,277,718	$3,840,941	$5,461,598
See accompanying notes to Condensed Consolidated Financial Statements.
3

HANESBRANDS INC.
Condensed Consolidated Statements of Stockholders’ Equity
(in thousands)
(unaudited)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 28, 2025	353,687	$3,537	$380,692	$306,759	$(524,627)	$166,361
Net income	—	—	—	270,736	—	270,736
Other comprehensive income	—	—	—	—	3,880	3,880
Stock-based compensation	—	—	5,364	—	—	5,364
Vesting of restricted stock units and other	115	1	95	—	—	96
Balances at September 27, 2025	353,802	$3,538	$386,151	$577,495	$(520,747)	$446,437
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at December 28, 2024	352,542	$3,525	$373,213	$234,494	$(577,222)	$34,010
Net income	—	—	—	342,891	—	342,891
Other comprehensive income	—	—	—	—	56,475	56,475
Stock-based compensation	—	—	16,695	—	—	16,695
Vesting of restricted stock units and other	1,260	13	(3,757)	110	—	(3,634)
Balances at September 27, 2025	353,802	$3,538	$386,151	$577,495	$(520,747)	$446,437
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 29, 2024	351,644	$3,516	$363,078	$217,400	$(519,591)	$64,403
Net income	—	—	—	29,951	—	29,951
Other comprehensive income	—	—	—	—	46,086	46,086
Stock-based compensation	—	—	8,865	—	—	8,865
Vesting of restricted stock units and other	136	2	23	14	—	39
Balances at September 28, 2024	351,780	$3,518	$371,966	$247,365	$(473,505)	$149,344
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at December 30, 2023	350,138	$3,501	$353,367	$554,796	$(492,311)	$419,353
Net loss	—	—	—	(307,551)	—	(307,551)
Other comprehensive income	—	—	—	—	18,806	18,806
Stock-based compensation	—	—	21,012	—	—	21,012
Vesting of restricted stock units and other	1,642	17	(2,413)	120	—	(2,276)
Balances at September 28, 2024	351,780	$3,518	$371,966	$247,365	$(473,505)	$149,344
See accompanying notes to Condensed Consolidated Financial Statements.
4

HANESBRANDS INC.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)
	Nine Months Ended
	September 27, 2025(1)	September 28, 2024(1)
Operating activities:
Net income (loss)	$342,891	$(307,551)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	20,870	58,506
Amortization of acquisition intangibles	5,600	10,127
Other amortization	5,345	8,195
Impairment of long-lived assets and goodwill	—	76,746
Inventory write-down charges, net of recoveries	—	113,528
Loss on extinguishment of debt	9,293	—
Loss on sale of businesses and classification of assets held for sale	6,093	50,330
Amortization of debt issuance costs and debt discount	4,996	7,648
Deferred taxes	(226,863)	(79)
Other	17,101	25,360
Changes in assets and liabilities:
Accounts receivable	(77,211)	(86,606)
Inventories	(102,817)	55,836
Accounts payable	10,170	85,057
Other assets and liabilities	(59,740)	99,715
Net cash from operating activities	(44,272)	196,812
Investing activities:
Capital expenditures	(25,642)	(32,179)
Proceeds from sales of assets	809	12,336
Proceeds from (payments for) disposition of businesses	27,117	(12,000)
Net cash from investing activities	2,284	(31,843)
Financing activities:
Borrowings on Term Loan Facilities	1,500,000	—
Repayments on Term Loan Facilities	(708,517)	(29,500)
Borrowings on Accounts Receivable Securitization Facility	1,200,000	1,611,000
Repayments on Accounts Receivable Securitization Facility	(1,186,000)	(1,617,000)
Borrowings on Revolving Loan Facilities	3,070,000	613,500
Repayments on Revolving Loan Facilities	(2,907,500)	(613,500)
Repayments on Senior Notes	(900,000)	—
Payments to amend and refinance credit facilities	(23,370)	(712)
Other	(4,213)	(3,949)
Net cash from financing activities	40,400	(40,161)
Effect of changes in foreign exchange rates on cash	4,307	(3,398)
Change in cash and cash equivalents	2,719	121,410
Cash and cash equivalents at beginning of year	215,354	205,501
Cash and cash equivalents at end of period	$218,073	$326,911
Balances included in the Condensed Consolidated Balance Sheets:
Cash and cash equivalents	$217,573	$316,801
Cash and cash equivalents included in current assets held for sale	500	10,110
Cash and cash equivalents at end of period	$218,073	$326,911

(1)
The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Condensed Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.

Capital expenditures included in accounts payable at September 27, 2025 and December 28, 2024 were $3,844 and $6,231, respectively.
See accompanying notes to Condensed Consolidated Financial Statements.
5

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements
(amounts in thousands, except per share data)
(unaudited)
(1)
Basis of Presentation

These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and, in accordance with those rules and regulations, do not include all information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management believes that the disclosures made are adequate for a fair statement of the results of operations, financial condition and cash flows of Hanesbrands Inc. and its consolidated subsidiaries (the “Company” or “Hanesbrands”). In the opinion of management, the condensed consolidated interim financial statements reflect all adjustments, which consist only of normal recurring adjustments, necessary to state fairly the results of operations, financial condition and cash flows for the interim periods presented herein. The preparation of condensed consolidated interim financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts and disclosures. Actual results may vary from these estimates.
These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2024. The year-end condensed consolidated balance sheet data was derived from audited consolidated financial statements but does not include all disclosures required by GAAP. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year or any future period.
Gildan Merger Agreement
On August 13, 2025, the Company and Gildan Activewear Inc. (“Gildan”) entered into a definitive agreement (the “Merger Agreement”) under which Gildan will acquire the Company through a series of transactions (the “Transactions”). Pursuant to the Transactions, Gildan will acquire all of the outstanding shares of common stock of the Company in exchange for 0.102 common shares of Gildan and $0.80 in cash for each share of the Company’s common stock. The consummation of the Transactions is subject to certain conditions, including approval by the Company’s stockholders, regulatory approvals, and the Gildan common shares to be issued in connection with the Transactions being approved for listing on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”).
If the Merger Agreement is terminated under specified circumstances, the Company may be required to pay Gildan a termination fee of $67,500 in cash (the “Hanesbrands Termination Fee”). If the Merger Agreement is terminated by either party due to failure to obtain approval by the Company’s stockholders, the Company will reimburse Gildan for its expenses in an amount up to $17,500. If the Hanesbrands Termination Fee subsequently becomes payable, any previously paid expense reimbursement amount will be deducted from the amount of the Hanesbrands Termination Fee.
The Transactions are expected to close in late 2025 or early 2026. If the Transactions are consummated, the Company’s common stock will be delisted from the NYSE and deregistered under the Exchange Act.
Discontinued Operations
In 2024, the Company reached the decision to exit the global Champion business, U.S.-based outlet store business and the Champion Japan business. The Company determined these businesses represent multiple components of a single strategic plan that met held-for-sale and discontinued operations accounting criteria in 2024. Accordingly, the Company began to separately report the results of these businesses as discontinued operations in its Condensed Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Condensed Consolidated Balance Sheets. These changes have been applied to all periods presented.
Unless otherwise noted, discussion within these notes to the condensed consolidated interim financial statements relates to continuing operations. See Note “Assets and Liabilities of Businesses Held for Sale” for
6

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
additional information about discontinued operations. In addition, the Company realigned its reportable segments in the second quarter of 2024 and has applied this change to all periods presented. See Note “Business Segment Information” for additional information about reportable segments.
Goodwill and Indefinite-lived Intangible Assets
Goodwill and indefinite-lived intangible assets are evaluated for impairment at least annually as of the first day of the third quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or intangible asset below its carrying value. In connection with the annual impairment analysis, the Company performs a quantitative assessment utilizing an income approach to estimate the fair values of its reporting units and certain indefinite-lived intangible assets. The most significant assumptions used to estimate the fair values of the reporting units and certain indefinite-lived intangible assets include the weighted average cost of capital, revenue growth rate, terminal growth rate and operating profit margin.
During the quarter ended September 27, 2025, the Company completed its annual quantitative impairment analysis for each reporting unit and the respective goodwill balances. While it was determined that no impairment existed for the goodwill balances as of the quarter ended September 27, 2025, the Company noted a meaningful decline in the fair value cushion above the carrying value for the Australia reporting unit. The decline in the Australia reporting unit was driven by continued macroeconomic pressures impacting consumer spending which resulted in a fair value cushion that exceeded its carrying value by approximately 10% at the time the analysis was performed. As a result, the goodwill associated with this reporting unit is considered to be at a higher risk for future impairment if economic conditions worsen or earnings and operating cash flows do not recover as currently estimated by management. As of September 27, 2025, the carrying value of the goodwill balance associated with the Australia reporting unit was $237,814, which is reflected in the “Goodwill” line in the Condensed Consolidated Balance Sheets.
The Company also completed its annual quantitative impairment analysis for certain indefinite-lived intangible assets during the quarter ended September 27, 2025. While it was determined that no impairment existed for the indefinite-lived intangible assets during the quarter ended September 27, 2025, the Company noted a meaningful decline in the fair value cushion above the carrying value for one of the indefinite-lived trademarks within the Australian business and one of the indefinite-lived trademarks within the U.S. business. Within the Australian business, the decline in the trademark fair value was driven by continued macroeconomic pressures impacting consumer spending in Australia and resulted in a fair value that approximated the carrying value at the time the analysis was performed. Within the U.S. business, the decline in the trademark fair value was driven by macroeconomic pressures within the intimate apparel business and resulted in a fair value cushion that exceeded the carrying value by approximately 10% at the time the analysis was performed. As a result, both of these trademarks are considered to be at a higher risk for future impairment if economic conditions worsen or earnings and operating cash flows do not recover as currently estimated by management. As of September 27, 2025, the carrying values of certain trademarks within the Australian business and the U.S. business were $230,400 and $208,900, respectively, which are reflected in the “Trademarks and other identifiable intangibles, net” line in the Condensed Consolidated Balance Sheets.
Although the Company determined that no impairment existed for the Company’s goodwill or indefinite-lived intangible assets as of September 27, 2025, these assets could be at risk for future impairment due to changes in the Company’s business or global economic conditions.
Reclassifications
Certain prior year amounts in the Condensed Consolidated Statements of Cash Flows, in Note “Revenue Recognition” and in Note “Business Segment Information” have been reclassified to conform with the current year presentation.
7

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
(2)
Recent Accounting Pronouncements

Income Taxes
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The new accounting rules on income tax disclosures require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit as separated between domestic and foreign and (3) income tax expense or benefit from continuing operations as separated by federal, state, and foreign. The new accounting rules also require entities to disclose their income tax payments to federal, state and local jurisdictions, and international, among other changes. The new accounting rules became effective for the Company for the annual periods beginning in 2025 and should be applied on a prospective basis, but retrospective application is permitted. Early adoption is permitted. While the new accounting rules will not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures. The Company will adopt this ASU 2023-09 in its fourth quarter of 2025 using a prospective transition method.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which is intended to enhance transparency into the nature and function of expenses. The new accounting rules require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and selling expense. In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date,” which clarifies the initial effective date for non-calendar year-end entities. The new accounting rules will be effective for the Company beginning with the annual period of 2027 and interim periods beginning in 2028. Early adoption is permitted. This ASU can be adopted either (i) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (ii) retrospectively to any or all prior reporting periods presented in the financial statements. While the new accounting rules will not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules will result in additional disclosures. The Company is currently assessing the impact of this guidance on its disclosures.
Measurement of Credit Losses for Accounts Receivable and Contract Assets
In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The amendment will be effective for the Company beginning in the first quarter of 2026 on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact of this guidance on the Company’s financial condition, results of operations and disclosures.
Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, “Intangibles-Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The new accounting rules require entities to begin capitalizing internal-use software when management has authorized and committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. The new accounting rules will be effective for the Company beginning in interim and annual periods in 2028. Early adoption is permitted. This ASU can be adopted using
8

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
either (i) a prospective transition approach (ii) a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption or (iii) a retrospective transition approach. The Company is currently assessing the impact of this guidance on the Company’s financial condition, results of operations and disclosures.
(3)
Assets and Liabilities of Businesses Held for Sale

Assets and liabilities of businesses classified as held for sale in the Condensed Consolidated Balance Sheets consist of the following:
	September 27, 2025	December 28, 2024	September 28, 2024
Global Champion business – discontinued operations	$—	$38,841	$403,651
Champion Japan business – discontinued operations	72,603	61,589	84,223
Current assets held for sale	$72,603	$100,430	$487,874
Global Champion business – discontinued operations	$—	$31,935	$895,902
Champion Japan business – discontinued operations	23,966	27,658	29,894
Noncurrent assets held for sale	$23,966	$59,593	$925,796
Global Champion business – discontinued operations	$—	$10,716	$215,949
Champion Japan business – discontinued operations	69,298	32,274	29,494
Current liabilities held for sale	$69,298	$42,990	$245,443
Global Champion business – discontinued operations	$—	$11,488	$90,877
Champion Japan business – discontinued operations	10,536	21,099	22,315
Noncurrent liabilities held for sale	$10,536	$32,587	$113,192
Discontinued Operations
In 2024, the Company determined that the exit of the global Champion business, U.S.-based outlet store business and the Champion Japan business represent multiple components of a single strategic plan that met held-for-sale and discontinued operations accounting criteria and began to separately report the results of these businesses as discontinued operations in its Condensed Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Condensed Consolidated Balance Sheets. The Company completed the exit of the U.S.-based outlet store business in July 2024 and completed the sale of the intellectual property and certain operating assets of the global Champion business in the fourth quarter of 2024 on September 30, 2024 (“Initial Closing”). The Company continued to operate the Champion business in certain sectors and geographies through a transition period that ended on January 31, 2025 (“Deferred Business”). On January 31, 2025, the Company completed the sale of the Deferred Business (“Deferred Closing”). In December 2024, the Company finalized plans to exit the Champion Japan business and expects to complete the sale of the business within the current fiscal year. The results of these businesses are reported in the “Loss from discontinued operations” line in the Condensed Consolidated Statements of Operations. In addition, certain expenses related to the operations of the global Champion business, the U.S.-based outlet store business and the Champion Japan business were included in general corporate expenses, restructuring and other action-related charges and amortization of intangibles, which were previously excluded from segment operating profit, and have been reclassified to discontinued operations in 2024. These changes have been applied to all periods presented.
9

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
Global Champion Business
In the second quarter of 2024, the Company announced that it had reached an agreement to sell the intellectual property and certain operating assets of the global Champion business to Authentic Brands Group LLC (“Authentic”). Pursuant to the agreement, as amended, the Company completed the Initial Closing for the sale of the intellectual property and certain operating assets of the global Champion business to Authentic in the fourth quarter of 2024 on September 30, 2024 in exchange for gross cash proceeds of $857,450 and a receivable of $12,162, of which $4,968 was received during the nine months ended September 27, 2025. In addition, the Company has the potential to receive additional contingent cash consideration of up to $300,000 pursuant to the agreement. The Company continued to operate the Deferred Business through a transition period that ended on January 31, 2025. On January 31, 2025, the Company completed the Deferred Closing for the sale of the Deferred Business. The Company continued certain sales from its supply chain to Authentic and the applicable service recipients on a transitional basis after the sale of the business under a manufacturing and supply agreement that was signed as part of closing the transaction. Additionally, the Company entered into a transitional services agreement pursuant to which the Company provided transitional services including information technology, human resources, finance and accounting services. The Company will continue to provide these services to Authentic and the applicable service recipients over a period of approximately 12 months from the completion of the Initial Closing. The sales and the related profit are included in continuing operations in the Condensed Consolidated Statements of Operations and in Other in Note “Business Segment Information”. The related receivables from Authentic or the applicable service recipients are included in “Trade accounts receivable, net” and “Other current assets” in the Condensed Consolidated Balance Sheets for all periods presented.
On January 31, 2025, the Company completed the Deferred Closing and received gross cash proceeds of $31,020 inclusive of fee reimbursements and other adjustments resulting in net cash proceeds of $29,713. During the quarter ended September 27, 2025, the Company had no further adjustments recognized for the Deferred Close. During the nine months ended September 27, 2025, the Company recognized a loss of $6,093 as the Company finalized the Deferred Close and recognized post-close working capital and proceed adjustments. This loss was recorded in “(Gain) loss on sale of businesses and classification of assets held for sale” within discontinued operations.
The following table reconciles the net proceeds received from the Deferred Closing for the nine months ended September 27, 2025, which are reported in the “Proceeds from disposition of businesses” line within investing activities in the Condensed Consolidated Statements of Cash Flows, to the loss recognized on the global Champion business, which is reported in the “Loss on sale of businesses and classification of assets held for sale” line within operating activities in the Condensed Consolidated Statements of Cash Flows:
Nine Months Ended September 27, 2025
Net cash proceeds received	$29,713
Less: Net carrying value of deferred businesses	(29,528)
Less: Working capital and proceed adjustments	(6,278)
Loss on global Champion business	$(6,093)
While the operations of the global Champion business were reflected within all reportable segments prior to its reclassification to discontinued operations, the U.S. Champion business made up the majority of the Company’s former Activewear segment. See Note “Business Segment Information” for additional discussion regarding realignment of the Company’s reportable segments.
U.S.-Based Outlet Store Business
In the second quarter of 2024, the Company began actively marketing its U.S.-based outlet store business to prospective buyers. In July 2024, the Company entered into a purchase agreement with Restore Capital
10

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
(HCR Stores), LLC (“Restore”), an affiliate of Hilco Merchant Resources, LLC, and completed the exit of the U.S.-based outlet store business. Under the purchase agreement, the Company paid Restore $12,000 at closing and an additional $3,000 in January 2025 and to provide certain inventory to Restore, in exchange for Restore agreeing to assume the operations and certain liabilities of the Company’s U.S.-based outlet store business. As of June 28, 2025, the Company had transferred the remaining inventory to Restore and no further obligations exist. The remaining inventory was previously reflected in the “Inventories” line and the offsetting valuation allowance was previously reflected in the “Valuation allowance — U.S.-based outlet store business” line in the “Assets and liabilities of the discontinued operations of the global Champion, U.S.-based outlet store and Champion Japan businesses” table below. The agreement with Restore did not include Champion-branded U.S. retail stores, which were addressed in accordance with the purchase agreement governing the sale of the global Champion business to Authentic.
Upon meeting the criteria for held-for-sale classification in the second quarter of 2024, which qualified as a triggering event, the Company performed an impairment analysis of the goodwill associated with the Company’s U.S.-based outlet store business, which resulted in a non-cash impairment charge of $2,500 in the nine months ended September 28, 2024. Additionally, in the second quarter of 2024, the Company recorded a valuation allowance against the net assets held for sale, which were primarily current assets, to adjust the carrying value of the U.S.-based outlet store business to the estimated fair value less costs of disposal. In the quarter and nine months ended September 28, 2024, the Company recorded a non-cash gain of $741 and a non-cash charge of $50,330, respectively. These amounts are reported as “(Gain) loss on sale of businesses and classification of assets held for sale — U.S.-based outlet store business” for the quarter and nine months ended September 28, 2024 in the summarized discontinued operations financial information below.
The operations of the U.S.-based outlet store business were reported in Other in Note “Business Segment Information” prior to its reclassification to discontinued operations.
Champion Japan Business
The sale of the intellectual property and certain operating assets of the global Champion business, which occurred in the fourth quarter of 2024 and the first quarter of 2025, both of which excluded the Champion Japan business. In December 2024, the Company finalized plans to exit the Champion Japan business and expects to complete the sale of the business within the current fiscal year. The Company determined that the exit of the Champion Japan business represented a component of the single strategic plan that included the global Champion and U.S.-based outlet store businesses, which met held-for-sale and discontinued operations accounting criteria in 2024. Accordingly, the Company began to separately report the results of Champion Japan business as discontinued operations in its Condensed Consolidated Statements of Operations and to present the related assets and liabilities as held for sale in its Condensed Consolidated Balance Sheets in the fourth quarter of 2024. These changes have been applied to all periods presented. The Company will continue to operate the Champion Japan business as a licensee of Authentic pursuant to the terms of a license agreement entered into at the Initial Closing until the sale of the Champion Japan business is completed. The operations of the Champion Japan business were previously reported in the International segment.
Financial Results of Discontinued Operations
The operating results of discontinued operations only reflect revenues and expenses that are directly attributable to the global Champion, U.S.-based outlet store and Champion Japan businesses (the “Discontinued Operations”) that have been eliminated from continuing operations. Discontinued operations does not include any allocation of corporate overhead expense. The Company did not allocate interest expense to discontinued operations in the quarter ended September 27, 2025 and allocated interest expense to discontinued operations of approximately $17,124 in the quarter ended September 28, 2024. The Company allocated interest expense to discontinued operations of approximately $223 and $52,786 in the nine months ended September 27, 2025 and September 28, 2024, respectively, resulting from the requirement to pay down
11

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
a portion of the Company’s outstanding term debt under the Senior Secured Credit Facility with the net proceeds from the sale of the global Champion business. Interest expense was allocated to the global Champion business on a pro-rata basis for the expected amount of debt required to be repaid under the Senior Secured Credit Facility, compared to the total outstanding term debt subject to the repayment requirement. There was no interest allocated to the discontinued operations of the U.S.-based outlet store business or the Champion Japan business. The key components of the operating results of the Discontinued Operations are as follows:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net sales	$28,964	$480,272	$95,248	$1,271,798
Cost of sales	18,183	316,950	71,429	884,514
Gross profit	10,781	163,322	23,819	387,284
Selling, general and administrative expenses	10,915	134,813	43,988	433,773
Impairment of goodwill	—	—	—	2,500
(Gain) loss on sale of businesses and classification of assets held for sale	—	(741)	6,093	50,330
Operating profit (loss)	(134)	29,250	(26,262)	(99,319)
Other expenses	141	161	511	540
Interest expense, net	52	15,400	469	47,090
Gain (loss) from discontinued operations before income taxes	(327)	13,689	(27,242)	(146,949)
Income tax expense	844	8,460	1,413	16,939
Gain (loss) from discontinued operations, net of tax	$(1,171)	$5,229	$(28,655)	$(163,888)
12

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
Assets and liabilities of discontinued operations of the global Champion, U.S.-based outlet store and Champion Japan businesses classified as held for sale in the Condensed Consolidated Balance Sheets as of September 27, 2025, December 28, 2024 and September 28, 2024 consist of the following:
	September 27, 2025	December 28, 2024	September 28, 2024
Cash and cash equivalents	$500	$500	$10,110
Trade accounts receivable, net	36,652	32,122	174,607
Inventories	28,475	63,058	277,429
Other current assets	6,976	14,681	39,707
Valuation allowance – Global Champion Business Deferred Closing	—	(8,554)	—
Valuation allowance – U.S.-based outlet store business	—	(1,377)	(13,979)
Current assets held for sale – discontinued operations	72,603	100,430	487,874
Property, net	1,627	10,585	55,581
Right-of-use assets	12,963	39,137	127,108
Trademarks and other identifiable intangibles, net	—	273	272,761
Goodwill	5,185	4,907	452,123
Deferred tax assets	—	—	5,848
Other noncurrent assets	4,191	4,691	12,375
Noncurrent assets held for sale – discontinued operations	23,966	59,593	925,796
Total assets of discontinued operations	$96,569	$160,023	$1,413,670
Accounts payable	$49,849	$15,139	$130,156
Accrued liabilities	15,259	14,640	79,816
Lease liabilities	4,190	13,211	35,471
Current liabilities held for sale – discontinued operations	69,298	42,990	245,443
Lease liabilities – noncurrent	4,669	24,771	90,196
Pension and postretirement benefits	2,963	4,983	5,627
Other noncurrent liabilities	2,904	2,833	17,369
Noncurrent liabilities held for sale – discontinued operations	10,536	32,587	113,192
Total liabilities of discontinued operations	$79,834	$75,577	$358,635
13

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The cash flows related to the discontinued operations have not been segregated and are included in the Condensed Consolidated Statements of Cash Flows. The following table presents cash flow and non-cash information for the Discontinued Operations:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Depreciation	$—	$200	$—	$7,321
Amortization	$—	$—	$—	$5,453
Capital expenditures	$—	$945	$—	$5,196
Impairment of goodwill	$—	$—	$—	$2,500
Inventory write-down charges, net of recoveries	$—	$(4,135)	$—	$62,128
(Gain) loss on sale of businesses and classification of assets held for sale	$—	$(741)	$6,093	$50,330
Capital expenditures included in accounts payable at end of period	$—	$552	$—	$552

(4)
Revenue Recognition

The following table presents the Company’s revenues disaggregated by the customer’s method of purchase:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Wholesale	$747,577	$786,379	$2,218,035	$2,267,017
Owned retail stores and websites	104,325	114,500	327,497	351,723
Other	39,781	(512)	97,624	229
Total net sales	$891,683	$900,367	$2,643,156	$2,618,969
Revenue Sources
Wholesale Revenue
Wholesale revenue is primarily generated by sales of the Company’s products to retailers to support their brick-and-mortar operations and e-commerce platforms. Wholesale revenue also includes royalty revenue from license agreements which the Company earns through license agreements with manufacturers of other consumer products that incorporate certain of the Company’s brands. The Company accrues revenue earned under these contracts based upon reported sales from the licensees.
Owned Retail Stores and Website Revenue
Owned brick-and-mortar retail stores and website revenue is generated through sales driven directly by the consumer through company-operated stores and e-commerce platforms.
Other Revenue
Other revenue consists of short-term supply agreements and transition service agreements in support of the disposed businesses.
14

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
(5)
Stockholders’ Equity

Basic earnings (loss) per share was computed by dividing net income (loss) by the number of weighted average shares of common stock outstanding during the period. Diluted earnings (loss) per share was calculated to give effect to all potentially issuable dilutive shares of common stock using the treasury stock method. In the nine months ended September 28, 2024, all potentially dilutive securities were excluded from the diluted weighted average share calculation because the Company incurred a net loss for the nine months ended and their inclusion would be anti-dilutive.
The weighted average number of shares used in the basic and diluted earnings (loss) per share calculation is as follows:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Basic weighted average shares outstanding	354,183	352,107	353,914	351,891
Effect of potentially dilutive securities:
Restricted stock units	2,891	2,727	2,857	—
Employee stock purchase plan and other	5	5	5	—
Diluted weighted average shares outstanding	357,079	354,839	356,776	351,891
The following securities were excluded from the diluted weighted average share calculation because their effect would be anti-dilutive:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Stock options	250	250	250	250
Restricted stock units	2,643	553	2,331	1,783
Employee stock purchase plan and other	—	—	—	5
On February 2, 2022, the Company’s Board of Directors approved a share repurchase program for up to $600,000 of shares to be repurchased in open market transactions or privately negotiated transactions, subject to market conditions, legal requirements and other factors. This program expired on December 28, 2024. While the Company’s Board of Directors has not approved a new share repurchase program, share repurchases and dividends are not prohibited under the Senior Secured Credit Facility, as amended. Share repurchases and the amount of any dividends, if declared, will be subject to the Company’s actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of the Company’s Board of Directors. The Company did not repurchase any shares in the quarters and nine months ended September 27, 2025 and September 28, 2024. See Note “Debt” for additional information.
15

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
(6)
Inventories

Inventories consisted of the following:
	September 27, 2025	December 28, 2024	September 28, 2024
Raw materials	$40,517	$43,243	$47,260
Work in process	60,796	63,436	71,284
Finished goods	889,640	764,365	778,626
	$990,953	$871,044	$897,170

(7)
Accounts Receivable and Supplier Finance Programs

Sales of Trade Accounts Receivable
The Company has entered into agreements to sell selected trade accounts receivable to financial institutions based on programs sponsored by the Company as well as working capital programs offered by certain of the Company’s customers. As a result of the strong creditworthiness of these customers, the discount taken on most of these programs is less than the marginal borrowing rate on the Company’s variable rate credit facilities. In all agreements, after the sale, the Company does not retain any beneficial interests in the receivables. The applicable financial institution services and collects the accounts receivable directly from the customer for programs offered by the Company’s customers. For programs sponsored by the Company, the Company maintains continued involvement as the servicer to collect the accounts receivable from the customer and remit payment to the financial institutions. Net proceeds of these accounts receivable sale programs are recognized in the Condensed Consolidated Statements of Cash Flows as part of operating cash flows.
The Company sold total trade accounts receivable related to Company sponsored programs of $430,804 and $450,607 during the quarters ended September 27, 2025 and September 28, 2024, respectively, and $1,261,745 and $1,317,620 during the nine months ended September 27, 2025 and September 28, 2024, respectively, and removed the trade accounts receivable from the Company’s Condensed Consolidated Balance Sheets at the time of sale. As of September 27, 2025, December 28, 2024 and September 28, 2024, $425,574, $383,878 and $430,653, respectively, of the sold trade accounts receivable remain outstanding with the financial institutions as a result of the related servicing obligation. Collections of accounts receivable not yet submitted to the financial institutions are remitted within one week of collection and recognized within the “Accounts payable” line of the Condensed Consolidated Balance Sheets. As these funds are related to the ongoing service agreement and do not serve in a financing capacity, cash flows collected from customers and submitted to the financial institutions are recognized in the Condensed Consolidated Statements of Cash Flows as part of operating cash flows.
The Company recognized total funding fees of $5,326 and $6,352 during the quarters ended September 27, 2025 and September 28, 2024, respectively, and $16,392 and $20,066 during the nine months ended September 27, 2025 and September 28, 2024, respectively, for sales of trade accounts receivable to financial institutions and working capital programs in the “Other expenses” line in the Condensed Consolidated Statements of Operations.
Supplier Finance Program Obligations
The Company reviews supplier terms and conditions on an ongoing basis and has negotiated payment term extensions in recent years in connection with its efforts to effectively manage working capital and improve cash flow. Separate from these payment term extension actions noted above, the Company and certain financial institutions facilitate voluntary supplier finance programs that enable participating suppliers the ability to request payment of their invoices from the financial institutions earlier than the terms stated in the Company’s
16

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
payment policy. The Company is not a party to the arrangements between the suppliers and the financial institutions and its obligations to suppliers, including amounts due and scheduled payment dates, are not impacted by the suppliers’ participation in the supplier finance programs. The Company’s payment terms to the financial institutions, including the timing and amount of payments, are based on the original supplier invoices. The Company has no economic interest in a supplier’s decision to participate in the supplier finance programs and has no financial impact in connection with the supplier finance programs. Accordingly, obligations under these programs continue to be trade payables and are not indicative of borrowing arrangements. As of September 27, 2025, December 28, 2024 and September 28, 2024, the amounts due to suppliers participating in supplier finance programs totaled $103,954, $106,543 and $114,762, respectively, which are included in the “Accounts Payable” line of the Condensed Consolidated Balance Sheets.
(8)
Debt

Debt consisted of the following:
	Interest Rate as of September 27, 2025	Principal Amount		Maturity Date
		September 27, 2025	December 28, 2024
Senior Secured Credit Facility:
Revolving Loan Facility	5.97%	$162,500	$—	March 2030
Term Loan A	5.91%	397,500	403,070	March 2030
Term Loan B	6.91%	1,097,250	300,197	March 2032
9.000% Senior Notes	9.00%	600,000	600,000	February 2031
4.875% Senior Notes	—%	—	900,000	—
Accounts Receivable Securitization Facility	5.72%	109,000	95,000	May 2026
		2,366,250	2,298,267
Less long-term debt issuance costs and debt discount		24,334	17,210
Less current maturities		135,250	95,000
		$2,206,666	$2,186,057
As of September 27, 2025 the Company’s primary financing arrangements were the Senior Secured Credit Facility, the 9.000% senior notes (the “9.000% Senior Notes”) and the accounts receivable securitization facility (the “ARS Facility”). The outstanding balances at September 27, 2025 and December 28, 2024 are reported in the “Accounts Receivable Securitization Facility”, “Current portion of long-term debt” and “Long-term debt” lines in the Condensed Consolidated Balance Sheets.
Debt Refinancing and Amendments
In March 2025, the Company refinanced its debt structure to provide greater financial flexibility to invest in the Company’s growth strategy while focusing free cash flow on reducing debt. The refinancing of its Senior Secured Credit Facility provides for a $750,000 senior secured revolving credit facility maturing March 7, 2030 (the “Revolving Loan Facility”), a $400,000 senior secured term loan A facility maturing March 7, 2030 (the “Term Loan A Facility”), and a $1,100,000 senior secured term loan B facility maturing March 7, 2032 (the “Term Loan B Facility”).
The net proceeds from the Term Loan A Facility and the Term Loan B Facility, together with cash on hand, were used to redeem the Company’s outstanding 4.875% Senior Notes due 2026 in the original aggregate principal amount of $900,000, to refinance the Company’s existing senior secured credit facilities, and to pay
17

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
related fees and expenses. The proceeds of the Revolving Loan Facility will be used for general corporate purposes and working capital needs.
In March 2025, the redemption of the 4.875% Senior Notes required payment of a make-whole premium of $1,394 and the Company incurred non-cash charges of $7,669 for the write-off of unamortized debt issuance costs related to the refinancing of the Senior Secured Credit Facility. Additionally, the Company incurred fees of $19,575 related to the refinancing of the Senior Secured Credit Facility, of which $821 was charged to expense and $18,754 was capitalized as debt issuance costs. The Company also capitalized a debt discount of $2,750 related to the Term Loan B Facility. The capitalized debt issuance costs and debt discount will be amortized into interest expense over the respective terms of the debt instruments. The make-whole premium payment, debt issuance costs write-off and fees charged to expense resulted in charges of $9,884 in 2025, which is reported in the “Other expenses” line in the Condensed Consolidated Statements of Operations. The cash payments for the make-whole premium and fees capitalized as debt issuance costs are reported in “Net cash from financing activities” in the Condensed Consolidated Statements of Cash Flows. The cash payments for third party and legal fees charged to expense are reported in “Net cash from operating activities” in the Condensed Consolidated Statements of Cash Flows.
The issue price of the Term Loan B Facility is equal to 99.75% of the aggregate principal. Borrowings under the Term Loan B Facility will bear interest based on the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin of 2.75%. Borrowings under the Revolving Loan Facility and the Term Loan A Facility will bear interest based on SOFR or the “base rate,” in each case, plus an applicable margin. The applicable margin for the Revolving Loan Facility and the Term Loan A Facility will initially be 2.00% in the case of SOFR-based loans and 1.00% in the case of base rate loans. Thereafter, such applicable margin is determined by reference to a pricing grid set forth in the Credit Agreement based on the Company’s Consolidated Net Total Leverage Ratio, ranging from a maximum of 2.00% in the case of SOFR-based loans and 1.00% in the case of base rate loans to a minimum of 1.25% in the case of SOFR-based loans and 0.25% in the case of base rate loans. In addition, the unused portion of the Revolving Credit Facility will be subject to a commitment fee, also determined by reference to the pricing grid, and ranging from a maximum of 0.30% to a minimum of 0.175%, based upon the Company’s then applicable Consolidated Net Total Leverage Ratio. Under the Revolving Loan Facility, up to $112.5 million of availability may be drawn in the form of letters of credit and up to $37.5 million of availability may be drawn in the form of swing line loans.
The Credit Agreement contains financial covenants testing the Company’s leverage ratio and interest coverage ratio. The leverage ratio financial covenant requires that the Company maintain a leverage ratio of no greater than 5.00:1.00 for the quarters ending March 29, 2025 and June 28, 2025, stepping down to no greater than 4.50:1.00 for each quarter thereafter; provided that, at the Company’s option, such leverage ratio may be increased to 4.75:1.00 for any period of up to four consecutive fiscal quarters following certain acquisitions, subject to certain conditions. The minimum interest coverage ratio financial covenant requires that the Company maintain an interest coverage ratio of no less than 2.00:1.00 for the quarters ending March 29, 2025 and June 28, 2025, stepping down to 2.25:1.00 for each quarter thereafter. The financial covenants are tested with respect to the Revolving Loan Facility and the Term Loan A Facility, but not the Term Loan B Facility.
The Credit Agreement contains representations, covenants and events of default that are customary for financing transactions of this nature. Events of default in the Credit Agreement include, among others: (a) the failure to pay when due the obligations owing thereunder, (b) the failure to perform (and not timely remedy, if applicable) certain covenants; (c) certain defaults and accelerations under other indebtedness; (d) the occurrence of bankruptcy or insolvency events; (e) certain judgments against the Company or any of its restricted subsidiaries; (f) any representation, warranty or statement made thereunder or under the ancillary loan documents and certain certificates being subsequently proven to be untrue in any material respect and such inaccuracy is adverse to the lenders; and (g) the occurrence of a Change of Control (as defined in the
18

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
Credit Agreement). Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all loans and exercise any of their rights under the Credit Agreement and the ancillary loan documents.
Other Debt Related Activity
As of September 27, 2025, the Company had $584,564 of borrowing availability under the $750,000 Revolving Loan Facility after taking into account $2,936 of standby and trade letters of credit issued and outstanding under this facility.
The ARS Facility, which was entered into in November 2007, was amended in May 2025 which extended the maturity date to May 2026 and reduced the 2025 quarterly fluctuating facility limit to $85,000 in the first and second quarters and $115,000 in the third and fourth quarters only to the extent that the face value of the receivables in the collateral pool, net of applicable concentrations, reserves and other deductions, exceeds the outstanding loans. Additionally, the amendment created three pricing tiers based on a consolidated total net leverage ratio. As of September 27, 2025, the quarterly fluctuating facility limit was $115,000, the maximum borrowing capacity was $115,000, and the Company had $6,000 of borrowing availability under the ARS Facility.
The Company had $949 of borrowing capacity under other international credit facilities after taking into account outstanding borrowings at September 27, 2025. The Company had $9,849 of international letters of credit outstanding at September 27, 2025. Available liquidity for other international credit facilities is reduced for any outstanding international letters of credit. The international letters of credit are not outstanding under any specific credit facility and do not reduce actual borrowing capacity under the specific credit facilities.
In 2024, the Company paid down $1,127,483 of its outstanding term debt under the Senior Secured Credit Facility, of which $1,083,233 was a result of accelerated debt payments using a combination of cash generated from operations and net sale proceeds from the Initial Closing of the sale of the global Champion business. See Note “Assets and Liabilities of Businesses Held for Sale” for additional information.
As of September 27, 2025, the Company was in compliance with all financial covenants under its credit facilities and other outstanding indebtedness. Under the terms of its Senior Secured Credit Facility, among other financial and non-financial covenants, the Company is required to maintain a minimum interest coverage ratio and a maximum leverage ratio as described above, each of which is defined in the Senior Secured Credit Facility. The method of calculating all the components used in the covenants is included in the Senior Secured Credit Facility.
(9)
Income Taxes

In the quarter ended September 27, 2025, income tax benefit was $219,548 resulting in an effective income tax rate of (419.3)% and in the quarter ended September 28, 2024, income tax expense was $11,430 resulting in an effective income tax rate of 31.6%. In the nine months ended September 27, 2025, income tax benefit was $201,771 resulting in an effective income tax rate of (118.8)% and in the nine months ended September 28, 2024, income tax expense was $31,486 resulting in an effective income tax rate of (28.1)%. The Company’s effective tax rates for the quarter and nine months ended September 27, 2025 primarily differ from the U.S. statutory rate due to the release of valuation allowances recorded against U.S. deferred tax assets. The Company’s effective tax rates for the quarter and nine months ended September 28, 2024 primarily differ from the U.S. statutory rate due to valuation allowances against certain net deferred tax assets. The Company had favorable discrete items of $227,356 and $226,083 for the quarter and nine months ended September 27, 2025, respectively and had unfavorable discrete items of $1,198 and favorable discrete items of $424 for the quarter and nine months ended September 28, 2024, respectively.
As of September 27, 2025, the Company released valuation allowances of $240,974 recorded against its beginning of year U.S. deferred tax assets. A valuation allowance release indicates that it is more likely than
19

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
not that the deferred tax assets will be realized. The Company regularly assesses the need for a valuation allowance on its deferred tax assets. In making this assessment the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of all available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. As of September 27, 2025, based on the Company’s analysis of all positive and negative evidence, the Company concluded it is more-likely-than-not that a significant portion of its U.S. federal and certain U.S. state deferred tax assets will be realizable based on our current and anticipated future earnings. When a change in valuation allowance is recognized during an interim period, the change in valuation allowance resulting from current year income is included in the annual effective tax rate and the release of valuation allowance supported by projections of future taxable income is recorded as discrete tax benefit in the interim period. The release of these valuation allowances resulted in a discrete tax benefit of $225,499 for the quarter and nine months ended September 27, 2025. The Company continues to maintain a valuation allowance on certain U.S federal, U.S. state, and foreign deferred tax assets which do not meet the more-likely-than-not realization criterion. The Company monitors the need for a valuation allowance against its deferred tax assets on a quarterly basis.
The Organization for Economic Co-operation and Development (the “OECD”), an international association of 38 countries including the U.S., has proposed changes to numerous long-standing tax principles, including a global minimum tax initiative. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar 2 global corporate minimum tax rate of 15% on companies with revenues of at least $790,000, which went into effect in 2024. While there is uncertainty whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which the Company operates have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. The Company does not expect Pillar 2 to have a material impact on its effective tax rate or its consolidated results of operations, financial position and cash flows for 2025. The Company is continuing to monitor the developing laws of Pillar 2 and its potential impact on future periods.
On July 4, 2025, President Trump signed the One Big Beautiful Bill Act (“OBBBA” or “the Bill”) into law. The Bill contains a broad range of tax reform provisions, which include the extension and modification of certain provisions of the Tax Cuts and Jobs Act, immediate expensing of domestic research and development expenditures, the restoration of 100% bonus depreciation, and an EBITDA-based interest expense limitation with various effective dates beginning in 2025. The Company has considered the impact of the OBBBA on the Company’s annual effective tax rate. These provisions did not have a material impact to income taxes in the Company’s condensed consolidated financial statements for the quarter or nine months ended September 27, 2025.
(10) Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss (“AOCI”) are as follows:
	Cumulative Translation Adjustment	Cash Flow Hedges	Defined Benefit Plans	Income Taxes	Accumulated Other Comprehensive Loss
Balance at June 28, 2025	$(285,429)	$(2,726)	$(383,425)	$146,953	$(524,627)
Amounts reclassified from accumulated other comprehensive loss	—	(1,230)	3,575	36	2,381
Current-period other comprehensive income (loss) activity	1,993	(395)	20	(119)	1,499
Total other comprehensive income (loss)	1,993	(1,625)	3,595	(83)	3,880
Balance at September 27, 2025	$(283,436)	$(4,351)	$(379,830)	$146,870	$(520,747)
20

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
	Cumulative Translation Adjustment	Cash Flow Hedges	Defined Benefit Plans	Income Taxes	Accumulated Other Comprehensive Loss
Balance at December 28, 2024	$(334,306)	$2,595	$(390,521)	$145,010	$(577,222)
Amounts reclassified from accumulated other comprehensive loss	—	(2,998)	10,744	871	8,617
Current-period other comprehensive income (loss) activity	50,870	(3,948)	(53)	989	47,858
Total other comprehensive income (loss)	50,870	(6,946)	10,691	1,860	56,475
Balance at September 27, 2025	$(283,436)	$(4,351)	$(379,830)	$146,870	$(520,747)
	Cumulative Translation Adjustment(1)	Cash Flow Hedges	Defined Benefit Plans	Income Taxes	Accumulated Other Comprehensive Loss
Balance at June 29, 2024	$(261,663)	$5,781	$(410,318)	$146,609	$(519,591)
Amounts reclassified from accumulated other comprehensive loss	—	(4,336)	3,863	520	47
Current-period other comprehensive income (loss) activity	53,550	(8,242)	702	29	46,039
Total other comprehensive income (loss)	53,550	(12,578)	4,565	549	46,086
Balance at September 28, 2024	$(208,113)	$(6,797)	$(405,753)	$147,158	$(473,505)
	Cumulative Translation Adjustment(1)	Cash Flow Hedges	Defined Benefit Plans	Income Taxes	Accumulated Other Comprehensive Loss
Balance at December 30, 2023	$(213,482)	$(5,967)	$(419,835)	$146,973	$(492,311)
Amounts reclassified from accumulated other comprehensive loss	—	(11,500)	13,251	1,646	3,397
Current-period other comprehensive income (loss) activity	5,369	10,670	831	(1,461)	15,409
Total other comprehensive income (loss)	5,369	(830)	14,082	185	18,806
Balance at September 28, 2024	$(208,113)	$(6,797)	$(405,753)	$147,158	$(473,505)

(1)
Cumulative Translation Adjustment includes translation adjustments and net investment hedges. See Note “Financial Instruments and Risk Management” for additional disclosures about net investment hedges.

21

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The Company had the following reclassifications out of AOCI:
	Location of Reclassification from AOCI	Amount of Reclassification from AOCI into Net Income (Loss)
		Quarters Ended		Nine Months Ended
Component of AOCI		September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Gain on forward foreign exchange contracts designated as cash flow hedges	Cost of sales	$1,571	$873	$4,467	$2,739
	Income tax	(414)	(296)	(1,144)	(898)
	Gain (loss) from discontinued operations, net of tax	—	563	21	1,407
	Net of tax	1,157	1,140	3,344	3,248
Gain (loss) on interest rate contracts designated as cash flow hedges	Interest expense, net	(341)	2,680	(1,491)	6,838
	Income tax	374	—	374	—
	Net of tax	33	2,680	(1,117)	6,838
Amortization of deferred actuarial loss and prior service cost and settlement cost	Other expenses	(3,575)	(3,863)	(10,744)	(13,251)
	Income tax	4	(4)	(100)	(232)
	Net of tax	(3,571)	(3,867)	(10,844)	(13,483)
Total reclassifications		$(2,381)	$(47)	$(8,617)	$(3,397)
22

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
(11)
Financial Instruments and Risk Management

The Company uses forward foreign exchange contracts and has used cross-currency swap contracts to manage its exposures to movements in foreign exchange rates primarily related to the Australian dollar, Canadian dollar, and Mexican peso and uses interest rate contracts to manage its exposures to movements in interest rates.
	Hedge Type	September 27, 2025	December 28, 2024
U.S. dollar equivalent notional amount of derivative instruments:
Forward foreign exchange contracts	Cash Flow and Mark to Market	$169,002	$154,310
Interest rate contracts	Cash Flow	$200,000	$—
Fair Values of Derivative Instruments
The fair values of derivative instruments related to forward foreign exchange contracts and interest rate contracts recognized in the Condensed Consolidated Balance Sheets of the Company were as follows:
	Balance Sheet Location	Fair Value
		September 27, 2025	December 28, 2024
Derivatives designated as hedging instruments:
Forward foreign exchange contracts	Other current assets	$257	$4,431
Interest rate contracts	Other current assets	113	—
Forward foreign exchange contracts	Other noncurrent assets	8	361
Interest rate contracts	Other noncurrent assets	145	—
Derivatives not designated as hedging instruments:
Forward foreign exchange contracts	Other current assets	175	3,941
Total derivative assets		698	8,733
Derivatives designated as hedging instruments:
Forward foreign exchange contracts	Accrued liabilities	(1,480)	(41)
Forward foreign exchange contracts	Other noncurrent liabilities	(78)	—
Derivatives not designated as hedging instruments:
Forward foreign exchange contracts	Accrued liabilities	(1,927)	(20)
Total derivative liabilities		(3,485)	(61)
Net derivative asset (liability)		$(2,787)	$8,672
Cash Flow Hedges
The Company uses forward foreign exchange contracts and has used cross-currency swap contracts to reduce the effect of fluctuating foreign currencies on foreign currency-denominated transactions, foreign currency-denominated investments and other known foreign currency exposures. Gains and losses on these contracts are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings
23

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
volatility resulting from fluctuating foreign currency exchange rates. The Company also uses interest rate contracts to reduce the effect of the variability in future interest payments on variable-rate debt to lock in certainty of future cash flows.
In March 2023, the Company entered into an interest rate contract with a total notional amount of $900,000, which amortized down to $600,000 on March 31, 2025. The Company designated this interest rate contract, which matures on March 31, 2026, to hedge the variability in contractually specified interest rates above 50 basis points associated with future interest payments on a portion of the Company’s variable-rate term loans to lock in certainty of future cash flows. In October 2024, in connection with the pay down of term debt related to the Initial Closing of the sale of the global Champion business, the Company terminated the interest rate contract, which had a remaining loss in AOCI of $4,155 on the termination date that will be amortized into earnings through the original contract maturity date of March 31, 2026. In April 2025, the Company entered into two interest rate swap contacts with a total notional amount of $200,000, which will mature on April 2027. The Company designated these contracts to hedge the variability associated with future interest payment on a portion of the Company’s variable-rate debts, which is over and above the $600,000 from unhedged interest rate contract until its original termination date of March 2026, to lock in certainty of future cash flows.
The Company expects to reclassify into earnings during the next 12 months a net loss from AOCI of approximately $3,169. The Company is hedging exposure to the variability in future foreign currency-denominated cash flows for forecasted transactions over the next 17 months and the variability in future interest payments on debt over the next 18 months. The Company also expects the amortization of AOCI related to the interest rate contract over the next 6 months.
The effect of derivative instruments designated as cash flow hedges on the Condensed Consolidated Statements of Operations and AOCI is as follows:
	Amount of Gain (Loss) Recognized in AOCI on Derivative Instruments
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Forward foreign exchange contracts	$(598)	$(2,100)	$(4,772)	$3,200
Interest rate contracts	203	(6,142)	824	7,470
Total	$(395)	$(8,242)	$(3,948)	$10,670
	Location of Gain (Loss) Reclassified from AOCI	Amount of Gain (Loss) Reclassified from AOCI into Net Income (Loss)
		Quarters Ended		Nine Months Ended
		September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Forward foreign exchange contracts(1)	Cost of sales	$1,571	$873	$4,467	$2,739
Forward foreign exchange contracts(1)	Gain (loss) from discontinued operations, net of tax	—	783	22	1,923
Interest rate contracts	Interest expense, net	(341)	2,680	(1,491)	6,838
Total		$1,230	$4,336	$2,998	$11,500

(1)
The Company does not exclude amounts from effectiveness testing for cash flow hedges that would require recognition into earnings based on changes in fair value.

24

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The following table presents the amounts in the Condensed Consolidated Statements of Operations in which the effects of cash flow hedges are recorded:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Cost of sales	$528,233	$526,890	$1,551,081	$1,649,716
Selling, general and administrative expenses	$255,922	$279,440	$749,981	$903,005
Interest expense, net	$47,116	$48,542	$137,971	$149,404
Gain (loss) from discontinued operations, net of tax	$(1,171)	$5,229	$(28,655)	$(163,888)
Net Investment Hedges
In July 2019, the Company entered into two pay-fixed rate, receive-fixed rate cross-currency swap contracts with a total notional amount of €300,000 that were designated as hedges of a portion of the beginning balance of the Company’s net investment in its European subsidiaries. These cross-currency swap contracts, which had an original maturity date of May 15, 2024, swapped U.S. dollar-denominated interest payments for Euro-denominated interest payments, thereby economically converting a portion of the Company’s fixed-rate 4.625% Senior Notes to a fixed-rate 2.3215% Euro-denominated obligation.
In July 2019, the Company also designated the full amount of its 3.5% Senior Notes with a carrying value of €500,000, which was a nonderivative financial instrument, as a hedge of a portion of the beginning balance of the Company’s European net investment. As of April 1, 2021, the Company reduced the amount of its 3.5% Senior Notes designated in the European net investment hedge from €500,000 to €200,000. In February 2023, in connection with the redemption of the 3.5% Senior Notes, the Company de-designated the remainder of the 3.5% Senior Notes in the European net investment hedge and unwound these cross-currency swap contracts. Upon settlement, there was a cumulative gain of $5,525 from the designated portion of the 3.5% Senior Notes and a cumulative gain of $19,001 from the cross-currency swap contracts that have remained in cumulative translation adjustment, a component of AOCI. Both have been released into earnings at the completion of the Initial Closing of the global Champion business in the fourth quarter of 2024. The Company had no derivative or nonderivative financial instruments designated as net investment hedges as of September 27, 2025 or December 28, 2024.
Mark to Market Hedges
Derivatives used in mark to market hedges are not designated as hedges under the accounting standards. The Company uses forward foreign exchange derivative contracts as hedges against the impact of foreign exchange fluctuations on existing accounts receivable and payable balances and intercompany lending transactions denominated in foreign currencies. Forward foreign exchange derivative contracts are recorded as mark to market hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period. Any gains or losses resulting from changes in fair value are recognized directly into earnings. Gains or losses on these contracts largely offset the net remeasurement gains or losses on the related assets and liabilities.
25

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The effect of derivative instruments not designated as hedges on the Condensed Consolidated Statements of Operations is as follows:
	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Net Income (Loss)
		Quarters Ended		Nine Months Ended
		September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Forward foreign exchange contracts	Cost of sales	$667	$(1,156)	$(6,842)	$(428)
Forward foreign exchange contracts	Gain (loss) from discontinued operations, net of tax	—	(2,676)	—	(143)
Total		$667	$(3,832)	$(6,842)	$(571)

(12)
Fair Value of Assets and Liabilities

As of September 27, 2025 and December 28, 2024, the Company held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. These consisted of the Company’s derivative instruments related to forward foreign exchange derivative contracts and deferred compensation plan liabilities. The fair values of forward foreign exchange derivative contracts are determined using the cash flows of the forward contracts, discount rates to account for the passage of time and current foreign exchange market data which are all based on inputs readily available in public markets and are categorized as Level 2. The fair value of deferred compensation plan liabilities is based on readily available current market data and is categorized as Level 2. The Company’s defined benefit pension plan investments are not required to be measured at fair value or disclosed on a quarterly recurring basis.
There were no changes during the quarter and nine months ended September 27, 2025 to the Company’s valuation techniques used to measure asset and liability fair values on a recurring basis. As of and during the quarter and nine months ended September 27, 2025, the Company did not have any non-financial assets or liabilities that were required to be measured at fair value on a recurring basis or non-recurring basis.
The following tables set forth by level within the fair value hierarchy of the Company’s financial assets and liabilities accounted for at fair value on a recurring basis.
	Assets (Liabilities) at Fair Value as of September 27, 2025
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward foreign exchange contracts – assets	$440	$—	$440	$—
Interest rate contracts – assets	258	—	258	—
Forward foreign exchange contracts – liabilities	(3,485)	—	(3,485)	—
Total derivative contracts	(2,787)	—	(2,787)	—
Deferred compensation plan liability	(11,706)	—	(11,706)	—
Total	$(14,493)	$—	$(14,493)	$—
26

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
	Assets (Liabilities) at Fair Value as of December 28, 2024
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward foreign exchange contracts – assets	$8,733	$—	$8,733	$—
Forward foreign exchange contracts – liabilities	(61)	—	(61)	—
Total derivative contracts	8,672	—	8,672	—
Deferred compensation plan liability	(12,987)	—	(12,987)	—
Total	$(4,315)	$—	$(4,315)	$—
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable approximated fair value as of September 27, 2025 and December 28, 2024. The carrying amount of trade accounts receivable included allowance for doubtful accounts, chargebacks and other deductions of $20,110 and $21,120 as of September 27, 2025 and December 28, 2024, respectively. The fair value of debt, which is classified as a Level 2 liability, was $2,403,942 and $2,326,202 as of September 27, 2025 and December 28, 2024, respectively. Debt had a carrying value of $2,366,250 and $2,298,267 as of September 27, 2025 and December 28, 2024, respectively. The fair values were estimated using quoted market prices as provided in secondary markets, which consider the Company’s credit risk and market related conditions.
(13)
Business Segment Information

The Company regularly monitors its reportable segments to determine if changes in facts and circumstances would indicate whether changes in the determination or aggregation of operating segments are necessary. In the second quarter of 2024, the Company announced that it reached an agreement to sell the global Champion business as discussed in Note “Assets and Liabilities of Businesses Held for Sale” and as a result, this business was reclassified as held for sale and reflected as discontinued operations for all periods presented. While the global Champion business was reflected within all reportable segments prior to its reclassification to discontinued operations, the U.S. Champion business made up the majority of the Company’s former Activewear segment. Accordingly, the former Activewear segment has been eliminated and the segment information herein excludes the results of the global Champion business for all periods presented. As a result of the strategic shift and resulting reorganization, the chief executive officer, who is the Company’s chief operating decision maker, began reviewing all U.S. innerwear and U.S. activewear operations together as one U.S. operating segment and the Company’s operations are now managed and reported in two operating segments, each of which is a reportable segment for financial reporting purposes: U.S. and International. In December 2024, the Champion Japan business, which was previously reported within the International segment, was classified as held for sale and reflected as discontinued operations for all periods presented. Accordingly, the Champion Japan business has been excluded from the International segment information herein. These changes have been applied to all periods presented. These segments are organized and managed principally by geographic location. Each segment has its own management team that is responsible for the operations of the segment’s businesses, but the segments share a common supply chain and media and marketing platforms.
Other consists of the Company’s sales related to short-term transition service agreements and support of disposed businesses. The Company’s U.S.-based outlet store business was also reflected in Other prior to its reclassification to discontinued operations in the second quarter of 2024 as discussed in Note “Assets and Liabilities of Businesses Held for Sale”. As a result of this reclassification, the results of the U.S.-based outlet store business are excluded from the segment information herein for all periods presented.
27

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The types of products and services from which each reportable segment derives its revenues are as follows:
•
U.S. primarily includes innerwear sales in the United States of basic branded apparel products that are replenishment in nature under the product categories of men’s underwear, women’s panties, children’s underwear and socks, and intimate apparel, which includes bras and shapewear. This segment also includes other apparel sales in the United States of branded products that are primarily seasonal in nature to both retailers and wholesalers.

•
International primarily includes sales of the Company’s innerwear and other apparel products outside the United States, primarily in Australia, Latin America, Asia and Canada.

The Company evaluates the operating performance of its segments based upon segment operating profit, which is defined as operating profit before general corporate expenses, restructuring and other action-related charges and amortization of intangibles. The accounting policies of the segments are consistent with those described in Note “Summary of Significant Accounting Policies” to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 28, 2024.
	Quarter Ended September 27, 2025
	U.S.	International	Total
Segment net sales	$647,531	$204,371	$851,902
Reconciliation of net sales:
Other net sales			39,781
Total net sales			891,683
Less(1):
Media, advertising and promotion	41,626	9,111	50,737
Distribution	41,444	16,876	58,320
Other segment costs(2)	420,462	157,585	578,047
Total segment operating profit	143,999	20,799	164,798
Reconciliation of operating profit:
Other profit			1,416
General corporate expenses			(46,737)
Restructuring and other action-related charges			(8,280)
Amortization of intangibles			(3,669)
Total operating profit			107,528
Other expenses			(8,053)
Interest expense, net			(47,116)
Income (loss) from continuing operations before income taxes			$52,359

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

28

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
	Quarter Ended September 28, 2024
	U.S.	International	Total
Segment net sales	$678,345	$222,410	$900,755
Reconciliation of net sales:
Other net sales			(388)
Total net sales			900,367
Less(1):
Media, advertising and promotion	39,081	8,828	47,909
Distribution	44,086	17,198	61,284
Other segment costs(2)	445,541	168,680	614,221
Total segment operating profit	149,637	27,704	177,341
Reconciliation of operating profit:
Other loss			(1,989)
General corporate expenses			(58,449)
Restructuring and other action-related charges			(18,945)
Amortization of intangibles			(3,921)
Total operating profit			94,037
Other expenses			(9,343)
Interest expense, net			(48,542)
Income (loss) from continuing operations before income taxes			$36,152

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

29

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
	Nine Months Ended September 27, 2025
	U.S.	International	Total
Segment net sales	$1,919,239	$625,863	$2,545,102
Reconciliation of net sales:
Other net sales			98,054
Total net sales			2,643,156
Less(1):
Media, advertising and promotion	103,350	28,475	131,825
Distribution	125,085	52,047	177,132
Other segment costs(2)	1,251,008	477,796	1,728,804
Total segment operating profit	439,796	67,545	507,341
Reconciliation of operating profit:
Other profit			8,233
General corporate expenses			(154,337)
Restructuring and other action-related charges			(8,198)
Amortization of intangibles			(10,945)
Total operating profit			342,094
Other expenses			(34,348)
Interest expense, net			(137,971)
Income (loss) from continuing operations before income taxes			$169,775

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

30

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
	Nine Months Ended September 28, 2024
	U.S.	International	Total
Segment net sales	$1,962,390	$655,494	$2,617,884
Reconciliation of net sales:
Other net sales			1,085
Total net sales			2,618,969
Less(1):
Media, advertising and promotion	100,956	25,763	126,719
Distribution	129,433	53,504	182,937
Other segment costs(2)	1,325,887	501,485	1,827,372
Total segment operating profit	406,114	74,742	480,856
Reconciliation of operating profit:
Other loss			(1,438)
General corporate expenses			(177,353)
Restructuring and other action-related charges			(222,948)
Amortization of intangibles			(12,869)
Total operating profit			66,248
Other expenses			(29,021)
Interest expense, net			(149,404)
Income (loss) from continuing operations before income taxes			$(112,177)

(1)
The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)
Other segment costs include cost of sales, marketing, selling and other administrative expenses.

31

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
The Company incurred restructuring and other action-related charges that were reported in the following lines in the Condensed Consolidated Statements of Operations:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Cost of sales	$255	$1,117	$(3,520)	$89,941
Selling, general and administrative expenses	8,025	17,828	11,718	133,007
Total included in operating profit	8,280	18,945	8,198	222,948
Other expenses	—	—	9,979	—
Total included in income (loss) from continuing operations before income taxes	8,280	18,945	18,177	222,948
Income tax (expense) benefit	227,732	—	227,732	—
Total restructuring and other action-related charges (benefits) included in income (loss) from continuing operations	$(219,452)	$18,945	$(209,555)	$222,948
The components of restructuring and other action-related charges were as follows:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Restructuring and other action-related charges:
Professional services	$3,119	$8,271	$6,485	$12,704
Headcount actions and related severance	(283)	(1,245)	(1,102)	17,853
Supply chain restructuring and consolidation	731	10,710	(2,513)	169,624
Corporate asset impairment charges	—	—	—	20,107
Other	4,713	1,209	5,328	2,660
Total included in operating profit	8,280	18,945	8,198	222,948
Loss on extinguishment of debt included in other expenses	—	—	9,979	—
Total included in income (loss) from continuing operations before income taxes	8,280	18,945	18,177	222,948
Discrete tax (expense) benefit	227,732	—	227,732	—
Tax effect on actions	—	—	—	—
Total included in income tax (expense) benefit	227,732	—	227,732	—
Total restructuring and other action-related charges (benefits) included in income (loss) from continuing operations	$(219,452)	$18,945	$(209,555)	$222,948
As a result of and related to the sale of the global Champion business and the completed exit of the U.S.-based outlet store business, the Company began implementing significant restructuring and consolidation efforts in the second quarter of 2024 within its supply chain network, both manufacturing and distribution, as well as corporate cost and headcount reductions to align the Company’s network and improve its overall cost structure within continuing operations to drive stronger operating performance and margin expansion.
32

HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
Restructuring and other action-related charges and adjustments within operating profit were $8,280 and $18,945 in the quarters ended September 27, 2025 and September 28, 2024, respectively, and $8,198 and $222,948 in the nine months ended September 27, 2025 and September 28, 2024, respectively, as described in more detail below.
•
Charges related to professional services primarily include consulting and advisory services related to restructuring activities including the Company’s cost transformation and technology modernization initiatives, which are reflected in the “Selling, general and administrative expenses” line in the Condensed Consolidated Statements of Operations.

•
The Company recognized headcount actions and related severance charges, including subsequent adjustments to initial estimates, resulting from restructuring activities and operating model initiatives are primarily reflected in the “Selling, general and administrative expenses” line in the Condensed Consolidated Statements of Operations.

•
Supply chain restructuring and consolidation charges primarily attributed to charges and subsequent adjustments to estimates related to headcount actions and related severance pertaining to restructuring and consolidation efforts within the Company’s supply chain network as well as charges for accelerated amortization of right of use assets for the leased facilities that the Company expects to exit before the end of the contractual lease term and depreciation of certain fixed assets.

•
Corporate asset impairment charges primarily represent charges during the nine months ended September 28, 2024 related to a contract termination of $10,395 and impairment of the Company’s headquarters location that was classified as held for sale of $9,712 which were recorded in the “Cost of sales” and “Selling, general and administrative expenses” lines of the Condensed Consolidated Statements of Operations, respectively.

•
Other charges in the quarter and nine months ended September 27, 2025, are primarily associated with transaction fees and transition planning charges related to the pending Gildan transactions which were primarily recorded in the “Selling, general and administrative expenses” line of the Condensed Consolidated Statements of Operations. The remaining restructuring and other action-related charges within operating profit are charges related to real estate initiatives pertaining to the Company’s corporate headquarters move and other restructuring and action-related charges.

In the nine months ended September 27, 2025, the Company recorded charges totaling $9,979 in restructuring and other action-related charges related to the refinancing of the senior secured credit facility and redemption of its 4.875% Senior Notes. The charges, which are recorded in the “Other expenses” line in the Condensed Consolidated Statements of Operations, included a payment of $1,394 for a required make-whole premium related to the redemption of the 4.875% Senior Notes, charges for third party and legal fees of $686 related to the senior secured credit facility refinancing, and non-cash charges of $7,669 for the write-off of the related unamortized debt issuance costs. See Note “Debt” for additional information.
In the nine months ended September 27, 2025, the Company recorded a non-cash discrete tax benefit of $227,732 primarily related to the release of valuation allowances recorded against certain U.S. federal and state deferred tax assets, which is recorded within the “Income tax expense (benefit)” line of the Condensed Consolidated Statements of Operations. As of September 27, 2025, based on the Company’s analysis of all positive and negative evidence, the Company concluded it is more-likely-than-not that a significant portion of its U.S. federal and certain U.S. state deferred tax assets will be realizable based on its current and anticipated future earnings. The Company continues to maintain a valuation allowance on certain U.S federal, U.S. state, and foreign deferred tax assets which do not meet the more-likely-than-not realization criterion. The Company monitors the need for a valuation allowance against its deferred tax assets on a quarterly basis.
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HANESBRANDS INC.
Notes to Condensed Consolidated Financial Statements — (Continued)
(amounts in thousands, except per share data)
(unaudited)
At December 28, 2024, the Company had an accrual of $42,175 for expected benefit payments related to actions taken in prior years. During the nine months ended September 27, 2025, the Company approved headcount actions of $330 which were recorded in the “Selling, general and administrative expenses” line, in the Condensed Consolidated Statements of Operations and included in the “Headcount actions and related severance” line in the restructuring and other action-related charges table above. During the nine months ended September 27, 2025, the Company made benefit payments and other adjustments of $24,402, resulting in an ending accrual of $18,103 which is included in the “Accrued liabilities” line of the Condensed Consolidated Balance Sheets at September 27, 2025.
The following table presents segment asset information as of September 27, 2025, December 28, 2024, and September 28, 2024:
	September 27, 2025	December 28, 2024	September 28, 2024
Assets – Inventories:
U.S.	$798,391	$711,323	$726,576
International	192,562	146,190	170,594
The following table presents segment depreciation and amortization expense information for the quarters and nine months ended September 27, 2025 and September 28, 2024:
	Quarters Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Depreciation and amortization expense:
U.S.	$4,874	$15,014	$12,700	$40,085
International	1,587	2,695	6,606	8,332
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